BANCO BBVA ARGENTINA S.A. FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Financial statements for the fiscal year ended December 31, 2021, comparatively presented.

Consolidated Statement of Financial Position

Consolidated Statement of Income

Consolidated Statement of Other Comprehensive Income

Consolidated Statement of Changes in Shareholders’ Equity

Consolidated Statement of Cash Flows

Notes

Exhibits

Independent auditors’ report on consolidated financial statements

Separate Statement of Financial Position

Separate Statement of Income

Separate Statement of Other Comprehensive Income

Separate Statement of Changes in Shareholders’ Equity

Separate Statement of Cash Flows

Notes

Exhibits

Independent auditors’ report on separate financial statements

Supervisory Committee’s Report

Reporting Summary

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and Exhibits	12.31.21	12.31.20

ASSETS

Cash and deposits in banks	7	218,344,920	229,595,178

Cash		74,253,796	93,935,347
Financial institutions and correspondents		144,091,124	135,659,831
Argentine Central Bank (BCRA)		141,983,557	130,088,223
Other in the country and abroad		2,107,567	5,571,608

Debt securities at fair value through profit or loss	8	1,396,925	1,423,018

Derivatives	9	2,816,482	5,853,137

Repo transactions	10	137,548,495	74,245,015

Other financial assets	11	14,675,853	15,161,601

Loans and other financing	12	379,039,941	421,910,415

Non-financial government sector		740	772
Argentine Central Bank (BCRA)		-	9,064
Other financial institutions		4,210,155	2,649,324
Non-financial private sector and residents abroad		374,829,046	419,251,255

Other debt securities	13	184,990,500	182,041,435

Financial assets pledged as collateral	14	20,281,059	27,037,952

Current income tax assets	15 a)	2,254,351	735

Investments in equity instruments	16	2,217,374	3,852,107

Investments in associates	17	2,051,222	2,176,821

Property and equipment	18	50,921,349	50,970,192

Intangible assets	19	3,675,594	2,345,476

Deferred income tax assets	15 c)	876,395	8,004,895

Other non-financial assets	20	8,801,686	13,471,217

Non-current assets held for sale	21	302,108	341,032

TOTAL ASSETS		1,030,194,254	1,038,430,226

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and Exhibits	12.31.21	12.31.20

LIABILITIES

Deposits	22 and Exhibit H	708,336,185	721,837,845

Non-financial government sector		13,274,474	8,495,619
Financial sector		217,301	1,300,593
Non-financial private sector and residents abroad		694,844,410	712,041,633

Derivatives	9	314,215	284,818

Other financial liabilities	24	61,592,426	59,209,439

Financing received from the BCRA and other financial institutions	25	11,758,005	14,529,681

Corporate bonds issued	26	502,975	1,764,178

Current income tax liabilities	15 b)	354,269	5,618,030

Provisions	27 and Exhibit J	5,613,119	17,320,066

Deferred income tax liabilities	15 c)	8,209,097	59,379

Other non-financial liabilities	28	70,901,250	61,197,821

TOTAL LIABILITIES		867,581,541	881,821,257

EQUITY

Share capital	30	612,710	612,710
Non-capitalized contributions		39,828,416	39,828,416
Capital adjustments		28,448,304	28,448,304
Retained earnings		70,149,318	130,310,611
Unappropiated retained earnings		(1,512,693)	(62,604,420)
Accumulated other comprehensive income/(loss)		696,824	118,384
Income for the year		21,183,366	16,667,573
Equity attributable to owners of the Parent		159,406,245	153,381,578
Equity attributable to non-controlling interests		3,206,468	3,227,391

TOTAL EQUITY		162,612,713	156,608,969

TOTAL LIABILITIES AND EQUITY		1,030,194,254	1,038,430,226

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and Exhibits	Accumulated as of 12.31.21	Accumulated as of 12.31.20

Interest income	31	214,903,278	179,552,591
Interest expense	32	(91,060,398)	(62,034,408)

Net interest income		123,842,880	117,518,183

Commission income	33	44,704,680	43,240,167
Commission expenses	34	(21,037,187)	(24,764,995)

Net commission income		23,667,493	18,475,172

Net income from financial instruments at fair value through profit or loss	35	4,364,562	11,948,549
Net income (loss) from derecognition of assets at amortized cost and at fair value through OCI	36	(122,297)	(3,486,536)
Foreign exchange and gold gains/(losses)	37	5,539,573	9,400,228
Other operating income	38	8,091,572	9,475,495
Loan loss allowance		(8,267,375)	(14,988,309)

Net operating income		157,116,408	148,342,782

Personnel benefits	39	(31,311,886)	(30,669,745)
Administrative expenses	40	(32,432,336)	(28,406,642)
Depreciation and amortization	41	(5,581,759)	(6,137,257)
Other operating expenses	42	(26,698,671)	(24,785,365)

Operating income		61,091,756	58,343,773

Income (loss) from associates and joint ventures		(41,854)	411,891
Gain (loss) on net monetary position		(39,967,236)	(29,730,083)
Income before income tax		21,082,666	29,025,581

Income tax	15 c)	79,777	(12,376,814)

Net income		21,162,443	16,648,767

Net income for the year attributable to:
Owners of the Parent		21,183,366	16,667,573
Non-controlling interests		(20,923)	(18,806)

Notes and exhibits are an integral part of these consolidated financial statements.

EARNINGS PER SHARE
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	12.31.21	12.31.20

Numerator:

Net income attributable to owners of the Parent	21,183,366	16,667,573
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	21,183,366	16,667,573

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	34.5732	27.2030
Diluted earnings per share (stated in pesos) (1)	34.5732	27.2030

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Accumulated as of 12.31.21	Accumulated as of 12.31.20

Net income	21,162,443	16,648,767

Other comprehensive income components to be reclassified to net income/(loss):

Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss for the year on the Share in OCI from associates and joint ventures at equity method	(3,563)	(327,887)
	(3,563)	(327,887)

Profit or losses from financial instruments at fair value through OCI
Net income from financial instruments at fair value through OCI	687,799	7,527,353
Reclassification adjustment for the year	107,002	3,486,537
Income tax	(199,755)	(3,124,942)
	595,046	7,888,948

Other comprehensive income components not to be reclassified to income/(loss):

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Net loss on equity instruments at fair value through OCI	(13,043)	(24,721)
Income tax	-	2,706
	(13,043)	(22,015)

Total Other Comprehensive net income	578,440	7,539,046

Total Comprehensive Income	21,740,883	24,187,813

Total comprehensive income:
Attributable to owners of the Parent	21,761,806	24,206,621
Attributable to non-controlling interests	(20,923)	(18,808)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3)

	2021
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total
								Unappropriated retained earnings
			Adjustments to equity
Transactions						Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	39,828,416	28,448,304	202,888	(84,504)	34,004,256	96,306,355	(44,424,154)	154,894,271	3,227,391	158,121,662

Adjusted income from previous years (see Note 2.b))	-	-	-	-	-	-	-	(1,512,693)	(1,512,693)	-	(1,512,693)

Adjusted balance at the beginning of the year	612,710	39,828,416	28,448,304	202,888	(84,504)	34,004,256	96,306,355	(45,936,847)	153,381,578	3,227,391	156,608,969

Total comprehensive income for the year
- Net income	-	-	-	-	-	-	-	21,183,366	21,183,366	(20,923)	21,162,443
- Other Comprehensive Income for the year	-	-	-	595,046	(16,606)	-	-	-	578,440	-	578,440

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 20, 2021 (Note 30)
Cash dividends (1)	-	-	-	-	-	-	(8,987,545)	-	(8,987,545)	-	(8,987,545)
Absorption of accumulated losses	-	-	-	-	-	-	(44,424,154)	44,424,154	-	-	-

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated November 3, 2021 (Note 30)
Cash dividends (2)	-	-	-	-	-	-	(6,749,594)	-	(6,749,594)	-	(6,749,594)

Balances at fiscal year end	612,710	39,828,416	28,448,304	797,934	(101,110)	34,004,256	36,145,062	19,670,673	159,406,245	3,206,468	162,612,713

(1) It represents $ 11.42 per share
(2) It represents $ 10.61 per share

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

	2020
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total
								Unappropriated retained earnings
			Adjustments to equity
Transactions						Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	39,828,416	28,448,304	(7,686,062)	265,398	21,260,631	68,793,731	4,039,368	155,562,496	3,241,568	158,804,064

Impact of the implementation of the financial reporting framework established by the BCRA -IFRS 9, paragraph 5.5 (Note 5.4.f)	-	-	-	-	-	-	-	(2,924,997)	(2,924,997)	-	(2,924,997)

Adjusted balance at the beginning of the year	612,710	39,828,416	28,448,304	(7,686,062)	265,398	21,260,631	68,793,731	1,114,371	152,637,499	3,241,568	155,879,067

Total comprehensive income for the year
- Net income	-	-	-	-	-	-	-	16,667,573	16,667,573	(18,806)	16,648,767
- Other Comprehensive Income for the year	-	-	-	7,888,950	(349,902)	-	-	-	7,539,048	(2)	7,539,046

Difference derived from the impact of the implementation of the financial reporting framework established by the BCRA -IFRS 9, paragraph 5.5. Group “C” financial institutions	-	-	-	-	-	-	-	-	-	4,631	4,631

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated May 15, 2020 (Note 30)
Legal Reserve	-	-	-	-	-	12,743,625	-	(12,743,625)	-	-	-
Cash dividends (1)	-	-	-	-	-	-	(4,624,018)	-	(4,624,018)		(4,624,018)
Other	-	-	-	-	-	-	50,975,166	(50,975,166)	-	-	-

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated November 20, 2020 (Note 30)	-	-	-	-	-	-	-	-	-	-	-
Cash dividends (2)	-	-	-	-	-	-	(18,838,524)	-	(18,838,524)	-	(18,838,524)

Balances at fiscal period end	612,710	39,828,416	28,448,304	202,888	(84,504)	34,004,256	96,306,355	(45,936,847)	153,381,578	3,227,391	156,608,969

(1)It represents $ 4.08 per share
(2)It represents $ 19.59 per share

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	12.31.21	12.31.20

Cash flows from operating activities

Income before income tax	21,082,666	29,025,581

Adjustment from total gain/loss on net monetary position for the year	39,967,236	29,730,083

Adjustments to obtain cash flows from operating activities:	41,570,195	4,646,636
Depreciation and amortization	5,581,759	6,137,257
Loan loss allowance	8,267,375	14,988,309
Effect of foreign exhange changes on cash and cash equivalents	23,034,055	(15,799,672)
Income/(Loss) from put option taken - Prisma Medios de Pagos S.A.	1,182,000	(750,180)
Other adjustments	3,505,006	70,922

Net increases from operating assets:	(309,437,829)	(401,600,133)
Debt securities at fair value through profit or loss	(2,575,807)	(31,267,211)
Derivatives	300,409	1,158,136
Repo transactions	(102,556,643)	(74,245,015)
Loans and other financing	(118,922,440)	(159,644,506)
Non-financial government sector	(165)	171
Other financial institutions	(2,894,433)	(5,851,257)
Non-financial private sector and residents abroad	(116,027,842)	(153,793,420)
Other debt securities	(77,181,154)	(90,463,533)
Financial assets pledged as collateral	(2,170,007)	(19,032,128)
Investments in equity instruments	888,271	(334,856)
Other assets	(7,220,458)	(27,771,020)

Net increases from operating liabilities:	327,285,912	342,352,459
Deposits	270,531,001	315,889,977
Non-financial government sector	8,616,503	2,457,971
Financial sector	(878,980)	2,420,881
Non-financial private sector and residents abroad	262,793,478	311,011,125
Liabilities at fair value through profit or loss	65,234	(1,193,506)
Derivatives	198,681	(6,030,203)
Other liabilities	56,490,996	33,686,191

Income tax paid	(3,756,069)	(24,548,506)

Total cash flows provided by / (used in) operating activities	116,712,111	(20,393,880)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	12.31.21	12.31.20

Cash flows from investing activities

Payments:	(8,369,505)	(4,528,571)
Purchase of property and equipment, intangible assets and other assets	(8,042,923)	(4,258,466)
Other payments related to investing activities	(326,582)	(270,105)

Collections:	871,932	940,158
Other collections related to investing activities	871,932	940,158

Total cash flows used in investing activities	(7,497,573)	(3,588,413)

Cash flows from financing activities

Payments:	(5,374,896)	(18,968,072)
Non-subordinated corporate bonds	(1,195,096)	(17,402,119)
BCRA	-	(4,572)
Financing from local financial institutions	(238,722)	-
Other payments related to investing activities	(2,540,196)	-
Leases	(1,400,882)	(1,561,381)

Collections:	7,243	8,242,362
Non-subordinated corporate bonds	-	3,665,953
BCRA	7,243	-
Financing from local financial institutions	-	4,576,409

Total cash flows used in financing activities	(5,367,653)	(10,725,710)

Effect of exchange rate changes on cash and cash equivalents	(23,034,055)	15,799,672
Gain/loss on net monetary position of cash and cash equivalents	(92,063,088)	(72,599,124)

Total changes in cash flows	(11,250,258)	(91,507,454)
Restated cash and cash equivalents at the beginning of the year (Note 7)	229,595,178	321,102,632
Cash and cash equivalents at fiscal year-end (Note 7)	218,344,920	229,595,178

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 COMPARATIVE WITH THE PREVIOUS YEAR
(Amounts stated in thousands of Argentine pesos in constant currency –Note 3)

1.	General Information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of December 31, 2021.

These consolidated financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”).

The financial statements of the subsidiaries were prepared as of the same dates and for the same years as those of Banco BBVA Argentina S.A. The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the Argentine Central Bank (BCRA) for Group "C" financial institutions, which does not take into account the model established in paragraph 5.5. “Impairment” of IFRS 9 until fiscal years beginning on or after January 1, 2022, as stated in Note 2 to these consolidated financial statements.

The Entity's subsidiaries are listed below:

– BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión: a corporation incorporated under the laws of Argentina as an agent for the management of mutual funds.

– Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

– PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

– Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Economic Context

The Bank continues to operate in a complex economic context, signaled by the persistence of high inflation, although economic activity levels have been recovering since the second half of 2020, amidst the ongoing health emergency. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the successful renegotiation of the sovereign debt last year, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Against this backdrop, by means of Decree No. 1042/2020, the Executive Branch extended the effectiveness of the Public Emergency, Social Solidarity and Productive Revival Law (the “Public Emergency Law”) for one additional year, until December 31, 2021, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency. It was subsequently extended until December 31, 2022 pursuant to Decree No. 12/2022 dated January 11, 2022.

On the fiscal front, in December 2020, the Argentine Government and the provinces (excluding the City of Buenos Aires) agreed upon a new Fiscal Consensus empowering provincial jurisdictions to set turnover tax rates, without applying the caps established in the 2017 Fiscal Consensus. Concerning income tax, Law No. 27630 was enacted and published in the Official Gazette on June 16, 2021. Such law provides for an increase in the income tax rate for large corporations, including the Bank, from 30% to 35%, effective as from fiscal years beginning on or after January 1, 2021.

As regards foreign exchange matters, on December 30, 2019, the BCRA published Communication “A” 6856 establishing the effectiveness of the provisions made known through Communication “A” 6770, as amended, whereby, among other measures, it provided that the BCRA's previous consent will be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal and interest) over three business days before their due date. As of the date of these financial statements, the BCRA issued further regulations imposing new restrictions to access the exchange market.

Furthermore, the Argentine Government is in the process of negotiating its foreign debt with its main creditors, including the International Monetary Fund and the Paris Club.

1.3.	COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation across more than 150 countries. Most governments took restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities, other than those deemed essential (i.e., health, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. On March 19, 2020, Executive Decree No. 297/2020 was issued, mandating social and preventive lockdown measures, effective from March 20, 2020 through November 8, 2020, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette. By means of Decree No. 875/2020 dated November 7, 2020, the Executive Branch established mandatory social preventive distancing measures, subsequently extended until April 9, 2021 for people residing in or moving around urban agglomerations and districts or provinces, to the extent they meet the epidemiological and health parameters therein set forth.

On March 11, 2021, the Executive Branch passed Decree No. 167/2021 extending until December 31, 2021 the term of the health emergency declared by means of Law No. 27541 and subsequently extended by Decree No. 260/2020, as amended. On December 24, 2021, Decree No. 867/2021 extended the health emergency once again until December 31, 2022.

The Executive Branch imposed overall prevention measures by means of Decree No. 235/2021, which came into force on April 10, 2021 and was extended several times by subsequent decrees until August 6, 2021, taking into consideration the epidemiological and health risk indicators prevailing in each geographic area. On August 7, 2021, Decree No. 494/2021 was published, establishing the criteria to define epidemiological and health alert scenarios. Such criteria will remain in effect until October 1, 2021 inclusive. On October 1, 2021, Decree No. 678/2021 was published. Such decree establishes new general prevention measures, making those already in force more flexible, and regulates the performance of activities involving greater epidemiological and health risk, effective until December 31, 2021.

The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential activities carried out by individuals and, as such, have had significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates. Then, due to the epidemiological evolution in different regions of the country, the restrictive measures progressively became more flexible, allowing to gradually resume economic and personal activities.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)	eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system's debtors classification and allowance assessment, according to the BCRA's rules and regulations. Communication “A” 7245 dated March 25, 2021 establishes the schedule by which days in arrears for debtors classification will increase. Since June 1, 2021, debtors will have to be classified according to preexisting arrears criteria;
b)	maximum limit on positions held by entities in Bills issued by the BCRA (LELIQs);
c)	obligation for financial institutions to grant credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages. Since November 6, 2020, the extension of such credit lines is voluntary;
d)	obligation for financial institutions to automatically extend the payment term of credit card outstanding balances until September 30, 2020, offering payment plans of up to 9 installments, at an annual interest rate of up to 40% and with a three-month grace period;
e)	for mortgage and pledge loans adjustable by UVA (that is, according to the changes in the CPI), by means of Decrees No. 319/2020 and 767/2020, the Argentine Government suspended hikes in outstanding installments until January 2021. In addition, an 18-month convergence period will commence in February 2021, in order for installments to gradually reach ordinary levels, without the impact of the suspended hikes. The difference between the payments made pursuant to contractual conditions and those arising from the suspension will be payable in new installments not to exceed the amount of the originally agreed-upon ones upon expiration of the original contractual term;
f)	suspended hikes in fees and commissions (related to savings accounts, credit cards, checking accounts and safety boxes) from November 5, 2020 with maximum percentages allowed by the BCRA. Such percentages shall be communicated to the BCRA at least 30 days prior to date scheduled to inform the user, and they shall only be applied 60 days after users have been informed;
g)	ceiling rates on credit card revolving financing facilities and floor rates on time deposits;

h)	obligation for financial institutions to grant credit facilities to customers and non-customers at a regulatory interest rate of 24% for the purchase of Argentine-sourced capital goods and for health-care providers and companies which had no access to bank loans. Since November 6, 2020, the extension of such credit lines is voluntary;
i)	obligation for financial institutions to grant credit to businesses under the Employment and Production Emergency Assistance Program (the “Program”) at a regulatory interest rate of 15%;
j)	under such Program, financial institutions will be required to grant zero-interest rate credit facilities in pesos (15% of such rate to be subsidized by the Federal Productive Development Fund or FONDEP, for its Spanish acronym) for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities, and applying for them until December 31, 2020, as well as new "2021 zero rate loans" (15% Annual Nominal Rate (TNA) recognized by the "FONDEP") for taxpayers under the simplified tax regime, to be granted by financial institutions to customers that apply for it until January 20, 2022;
k)	from October 16, 2020 to March 31, 2022, large financial institutions, including the Bank, are required to maintain outstanding balances under the “Financing line for productive investments of MSMEs” to finance investment projects, working capital and discount of financial instruments equivalent, at least, to 7.5% of non-financial private sector deposits; and
l)	for employer customers eligible for the Productive Recovery Program II (REPRO II), financial institutions will be required to defer unpaid installments with maturity as from May 14, 2021 to the month following the end of the credit life. In addition, compensatory interest shall only accrue at the contractually agreed-upon rate.

In addition, the distribution of dividends by financial institutions was suspended until December 31, 2021. On December 16, 2021, the BCRA issued Communication “A” 7421, which authorizes, with effects from January 1, 2022 to December 31, 2022, the distribution of earnings for up to 20% of distributable earnings and establishes that, as from January 1, 2022, financial institutions authorized by the BCRA shall complete distributions in 12 equal, monthly and consecutive installments.

The events described in Notes 1.2. and 1.3. above impact the Entity's operations, while also affecting the calculation of expected credit losses under IFRS 9 and the valuation of debt instruments issued by the public sector (given their new conditions, such as lower rates, longer term and different currency), by decreasing the financial margin and restricting the Entity's ability to charge fees and commissions on certain activities (withdrawal of funds from ATMs, transactions carried out at the branch by MSMEs).

As of December 31, 2021, minimum capital and minimum cash surpass the minimum thresholds required by the BCRA, with no deficits in these ratios being expected for the following twelve months.

The Entity's Management monitors the development of these events on an ongoing basis in order to define the actions to be taken and identify their potential impact on its financial position.

As of the date of these financial statements, the above-described events have not had a material impact on the Entity’s financial position, results of operations and/or cash flows. Management believes that no material impacts will occur in the future if activity remains, at least, at current levels.

2.	Basis for the preparation of the Financial Statements

These consolidated financial statements as of December 31, 2021 were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector, which were excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of December 31, 2021 and 2020 would have been reduced by approximately 6,477,114 and 6,683,932, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

Pursuant to Communication “A” 7427 dated December 23, 2021, the BCRA extended the application of the aforementioned paragraph until January 1, 2023 at the option of Group “C” institutions. The institutions consolidated with the Bank did not exercise such option.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of December 31, 2021 and December 31, 2020 (see Note 16).

Additionally, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 2,161,004 (decrease) and “Unappropriated retained earnings” by 1,512,693 (net decrease in deferred income tax) in the comparative Consolidated Statement of Financial Position and in the comparative Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. Had the IFRS treatment been applied, liabilities would have decreased by 8,221,908 as of December 31, 2020 as a result of the reassessment of income tax for fiscal years 2016, 2017 and 2018. As of December 31, 2021 such provision was reversed pursuant to Note 15.

The exceptions described above imply a deviation from IFRS.

The significant accounting policies are described in Note 5 to these consolidated financial statements.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on March 3, 2022.

3.	Functional and presentation currency

The Bank considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

In accordance with Note 5.20. “Measuring Unit”, all fiscal years on these financial statements are stated in constant currency as of December 31, 2021.

4.	Accounting estimates and judgments

In preparing these consolidated financial statements, Management has to make judgments, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses.

The related estimates and assumptions are based on expectations and other factors deemed reasonable, the result of which are the basis for the judgments on the value of assets and liabilities, which are not readily obtained from other sources. Actual results may differ from these estimates.

The underlying estimates and assumptions are continuously under review. The effect of the review of accounting estimates is recognized prospectively.

4.1. Judgments

The information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 5 “Significant accounting policies” under the following headings:

-	Note 5.1. – Determination of the “Basis of consolidation” regarding the existence of control of other entities
-	Note 5.4.b) – “Classification of financial assets”
-	Note 5.4.f) – “Impairment of financial assets”
-	Note 5.17. – “Contracts containing a lease”

4.2. Assumptions and estimation of uncertainties

Information about assumptions and estimation of uncertainties that have a significant risk of resulting in a material adjustment to these consolidated financial statements is included in the following notes:

•	Note 43 b.3) – “Valuation techniques for Levels 2 and 3”
•	Nota 5.12 – “Provisions”, regarding the likelihood and scope of outflow of resources
•	Notes 11, 12 and 13 – “Other financial assets”, “Loans and other financing” and “Other debt securities” regarding the impairment of financial assets.
•	Note 15 – “Income tax,” regarding availability of future taxable profit against which deferred tax assets and uncertain tax positions may be utilized.

4.3 Measurements at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques giving the highest priority to relevant market inputs and the lowest priority to unobservable inputs. The choice of a valuation technique includes all factors market participants would take into consideration for the purposes of setting the price of the transaction.

Fair values are categorized into different levels in the fair value hierarchy based on the input data used in the valuation techniques, as follows:

•	Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.

•	Level 2: valuation models using observable market inputs as significant inputs.
•	Level 3: valuation models using unobservable market inputs as significant inputs.

5.	Significant accounting policies and guidelines established by the BCRA.

The Group has consistently applied the following accounting policies and guidelines established by the BCRA in the years presented in these consolidated financial statements, except as indicated in note 15.c) section “Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.”

These financial statements for the year ended December 31, 2021 have been prepared in accordance with the accounting information guidelines established by the BCRA.

5.1. Basis of consolidation:

a) Subsidiaries:

Subsidiaries are all entities (including structured entities, if any) controlled by the Group. The Group controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. At each year-end, the Group reassesses whether it has control upon changes to one or more of the elements of control.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Except as mentioned in the following paragraph, the financial statements of subsidiaries were prepared as of the same dates and for the same fiscal years as those of Banco BBVA Argentina S.A., consistently applying accounting policies in line with those the Bank relies on.

In the case of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A., the financial statements were prepared taking into account the financial reporting framework set forth by the BCRA for Group “C” financial institutions, which does not consider paragraph 5.5 “Impairment” of IFRS 9.

b) Non-controlling interest

Non-controlling interests are the portion of profit or loss and shareholders’ equity which do not belong to the Group and are disclosed as a separate line in the Consolidated Statement of Income, the Statement of Other Comprehensive Income, Statement of Financial Position and Statement of Changes in Shareholders’ Equity.

c) Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 54). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

d) Mutual funds

The Group acts as fund manager in various mutual funds (see Note 55). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. In cases where the economic interest is less than 37%, the Group concludes it acts as an agent for the investors and therefore does not consolidate those mutual funds.

e) Loss of control

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, as well as any related non-controlling interest and other components of equity.

Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

f) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

g) Business combinations

The Group accounts for business combinations using the acquisition method, when control is transferred to the Group. Generally, the consideration transferred upon a business acquisition is measured at fair value, similarly to the net identifiable assets acquired. The Group also relies on the acquisition method to account for business combinations with no consideration transferred. Goodwill is tested for impairment on an annual basis. Any income from the acquisition under the most favorable conditions is recognized in profit. Transaction costs are accounted for as expenses when incurred, except for those related to the issuance of debt or equity instruments.

5.2. Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at fiscal year-end.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange rate differences are recognized in the Consolidated Statement of Income in the line “Foreign exchange and gold gains/ (losses)”.

5.3. Cash and deposits in banks

The item “Cash and cash equivalents” includes cash and unrestricted balances kept with the BCRA and on-demand accounts held at local and foreign financial institutions.

Cash and cash equivalents are booked at amortized cost in the Consolidated Statement of Financial Position.

5.4. Financial assets and liabilities

a) Recognition

The Group initially recognizes loans, deposits, debt securities issued and liabilities at the date of origination. All other financial instruments (including ordinary purchases and sales of financial assets) are recognized on the date of negotiation, that is to say, the date when the Group becomes part of the instrument’s contractual provisions.

The Group recognizes purchases of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing granted in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line "Interest income" in the Consolidated Statement of Income.

Financial assets and liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss are recognized at fair value plus (in the case of assets) or less (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value at initial recognition.

However, if the Group determines that the fair value at initial recognition is different from the consideration received or paid, when the level of the fair value hierarchy is 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the level of the fair value hierarchy at initial recognition is 3, the difference between the fair value and the consideration is deferred over the term of the instrument.

b) Classification of financial assets

On initial recognition, financial assets are classified and measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions:

1.	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, and
2.	The contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

A financial asset is measured at fair value through OCI if it meets both of the following conditions:

•	the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
•	the contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

On initial recognition of an equity instrument that is not held for trading, the Group may, for each individual instrument, present subsequent changes in fair value in OCI.

All other financial assets are classified as measured at fair value through profit or loss. This category includes derivative financial instruments.

Assessment of the business model

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level. The information considered includes:

•	the stated policies and objectives for the portfolio and the implementation of those policies. In particular, whether Management focuses on revenues derived from contractual interest;
•	how the performance of the portfolio is assessed and reported to Management;
•	the risks that affect the performance of the business model and how those risks are managed;
•	how managers of the portfolio are compensated – e.g. whether compensation is based on the fair value of the assets managed or the cash flows collected; and
•	the frequency, volume and timing of sales in prior periods, the reasons for such sales and future sales projection. However, information about sales levels is not considered in isolation, but as part of an overall assessment of how the Group sets its financial asset management objectives.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at fair value through profit or loss.

Assessment on whether cash flows are “solely payments of principal and interest”

In the assessment of whether contractual cash flows are “solely payments of principal and interest”, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risks associated with the outstanding principal amount. This includes assessing whether the financial asset contains contractual terms that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In performing such assessment, the Group considers:

-	contingent events that would change the amount and timing of cash flows;
-	leverage of functions;
-	early payment terms and extensions;
-	terms that restrict the Bank's rights in cash flows from specific assets; and

-	functions that modify the consideration of the time value of money (for instance, interest rate periodical reset).

Reclassifications

Financial assets are not reclassified after their initial recognition, except for a change in the Group's business models. Financial liabilities are not reclassified.

c) Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, guarantees issued and liabilities at fair value through profit or loss as measured at amortized cost.

Financial instruments held for trading and derivatives are measured at fair value through profit or loss.

Financial liabilities held for trading have been acquired or incurred primarily to be sold or repurchased in the short term, or are held as part of a portfolio which is jointly managed to make short-term profits or to take positions. Trade liabilities are initially recognized and then measured at fair value in the Consolidated Statement of Financial Position, with transaction costs being recognized through profit or loss. Changes in fair value are recognized through profit or loss as part of the net revenues from trading.

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

The debt from financial guarantees issued is initially recognized at fair value. The debt is subsequently measured at the higher of the amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

The Group recognizes sales of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line "Interest expenses" in the Consolidated Statement of Income.

d) Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received and any balance in OCI is recognized in profit or loss.

The Group derecognizes a financial liability when its contractual obligations are discharged or settled, or expire. When an existing financial liability is replaced with another from the same borrower under significantly different conditions, or the conditions are substantially modified, said replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between both is recognized in profit or loss.

e) Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment adjustments (doubtful accounts).

f) Impairment of financial assets

By means of Communication “A” 6778, as amended, the BCRA established the adoption of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”) for Group “A” institutions, effective for fiscal years beginning on or after January 1, 2020, with retroactive effects. The impact of the change in accounting policy is recognized in Unappropriated retained earnings as of January 1, 2019, which is the transition date. Until such date, the Entity applied the impairment model established by the BCRA pursuant to Communication "A" 2950 as amended, which requires the recognition of allowances for loan losses based on minimum guidelines established by the BCRA.

As from January 1, 2020, the Bank recognizes the allowance for loan losses based on the expected credit loss model, for the following financial instruments that are not measured at fair value through profit or loss:

•	financial assets that are debt instruments,
•	lease receivables,
•	financial guarantee contracts, and
•	loan commitments.

No impairment is recognized in respect of debt instruments issued by the non-financial government sector or in respect of equity instruments.

The Bank measures the allowance for loan losses as the expected credit losses for the following 12 months on financial instruments (other than lease receivables) which have not experienced a significant increase in credit risk since initial recognition. The expected credit losses for the following 12 months represent the portion of expected credit losses resulting from a default event on a financial instrument which is likely to occur within 12 months after the reporting period end.

As for the rest, the Bank measures the allowance for loan losses at an amount equal to the expected credit losses over the life of the instrument.

An allowance for loan losses related to lease receivables is always measured at an amount equal to the expected credit losses over the life of the instrument.

Measurement of expected credit losses (ECL)

ECLs are a weighted average, which is calculated by considering:

•	financial assets that are not impaired at the reporting period end: the present value of the difference between cash flows owing to the Bank calculated on the basis of contractual terms, and the cash flows the Bank expects to receive;
•	financial assets that are impaired at the reporting period end: it is the difference between the carrying amount (before allowances) and the estimated present value of future cash flows;
•	undisbursed loan commitments: the present value of the difference between contractual cash flows if the Bank grants a loan, and the cash flows the Bank expects to receive;
•	financial guarantee contracts: payments expected to be reimbursed to the guarantee holder, net of any amount the Bank expects to recover.

Restructured financial assets

If the terms of a financial asset are renegotiated or amended, or if the financial asset is replaced with another one as a consequence of debtor's financial distress, then such financial asset will be assessed for derecognition, and an allowance for loan losses will be calculated as follows.

•	If the expected restructuring does not result in the derecognition of the existing asset, then, the expected cash flows from the restructured financial asset are considered.
•	If the expected restructuring results in the derecognition of the existing asset, then, the fair value of the new asset is considered as the final cash flow from the existing financial asset.

Impaired financial assets

At each reporting period end, the Bank assesses assets measured at amortized cost and debt instruments (financial assets) measured at fair value through OCI for impairment. A financial asset is impaired when one or more events have occurred having a negative impact on the estimated cash flows from the financial asset.

Evidence that a financial asset is impaired includes the following observable inputs:

•	borrower's or issuer's significant financial distress,
•	contractual breach,
•	restructuring of a loan under conditions the Bank would not otherwise agree to,
•	when borrower is likely to go into bankruptcy or other form of financial reorganization, or
•	disappearance of an active market for a security due to issuer's financial distress.

Historically, the definition of credit-impaired asset within the scope of IFRS 9 has been largely consistent with the definition of noncompliance used by the Bank for the internal management of credit risk. In 2021, the Bank updated its definition of noncompliance. Therefore, the definition of credit-impaired asset (Stage 3) has been updated accordingly and it is deemed to be a change in the accounting estimates, which restores consistency with the definition of noncompliance and ensures the integration of both definitions in the management of credit risk. This amendment constitutes a change in an accounting estimate and therefore, it is recognized prospectively.

A loan that was renegotiated due to an impairment in borrower's credit status is usually deemed impaired, unless objective evidence exists that the risk of not receiving contractual cash flows has decreased, with no other evidence of impairment. In any event, a restructuring will be deemed to be affected if the decrease in the net present value of the financial obligation is higher than 1% according to the new management criteria introduced during 2021.

In addition, a consumer loan over 90 days past due is deemed impaired.

The Bank considers that the revision of the definition of credit impairment (noncompliance) resulted in an 803,000 increase in impaired financial assets. In relation to the expected credit losses, the impact of such revision is not deemed to be significant, given that most of the transactions concerned were previously classified as Stage 2 and, therefore, the credit risk coverage was already related to the excepted credit losses for the entire useful life of the transaction.

Recognition of the allowance for expected credit losses

The allowance for expected credit losses is recognized as follows:

• Financial assets measured at amortized cost: as a write-down of the asset carrying amount in the Statement of Financial Position.

• Financial assets measured at fair value through OCI: no allowance is recognized in the Statement of Financial Position because the assets are measured at fair value. However, the allowance for expected credit losses is recognized in OCI.

• Loan commitments and financial guarantees contracts: recognized under the line Provision for contingent commitments under liabilities, in the Statement of Financial Position.

Derecognitions

Loans are derecognized (partially or totally) when there are no realistic expectations of recovery.

Accounting policy applicable to Group "C" institutions (consolidated companies PSA and VWFS)

As mentioned in Note 2 to these financial statements, the BCRA issued Communication “A” 6938 — which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years beginning on or after January 1, 2022 for Group "C" financial institutions. The BCRA, through Communication “A” 7427 dated December 23, 2021, extended the application of the section referred until January 1, 2023, at the option of Group C financial institutions. The institutions consolidated with the Bank did not choose such option. By means of Communication “A” 7427 dated December 23, 2021, the BCRA extended the application of the aforementioned paragraph until January 1, 2023 at the option of Group “C” institutions. The institutions consolidated with the Bank did not exercise such option.

Therefore, as of December 31, 2021 such financial institutions continue to recognize loan losses from financial assets under the model established by the BCRA by way of Communication “A” 2950, as amended.

g) Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and their net amount is disclosed in the Consolidated Statement of Financial Position if, and only if, the Group has a legally enforceable right to offset the amounts recognized and the intention to settle them on a net basis, or the intention to realize the asset and settle the liability simultaneously.

Revenues and expenses are disclosed on a net basis only to the extent permitted by the IFRS, or otherwise to reflect profits or losses arising from a group of similar transactions.

5.5. Investments in associates

An associate is an entity over which the Group has a significant influence but no control or joint control over financial and operating policies. Significant influence is presumed to exist when the Bank holds between 20 and 50 percent of the voting power of another entity. A joint venture is an agreement whereby the Group has joint control, that is to say, the Group has a right over the net assets, rather than over the assets and liabilities, of the agreement.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

When the Group's share of losses exceeds its interest in an associate accounted for under the equity method, the carrying amount of such interest, including long-term investments, is written down to zero, without recognizing additional losses, except to the extent the Group has an obligation or has made payments on behalf of the investee.

5.6. Property and equipment

Property and equipment items are measured at restated cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

If significant parts of a property and equipment item have different useful lives, such parts are recognized as separate items (main components) of property and equipment.

Gains or losses from the disposal of a property and equipment item are carried at net amounts under Other income in the Statement of Income.

Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group. Repairs and maintenance in progress are recognized in profit or loss as incurred.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Depreciation and impairment.” The estimated useful lives of significant property and equipment items are as follows:

-	Buildings: as reported in the technical appraisal as of January 1, 2017
-	Furniture and facilities: 10 years
-	Equipment: 3-5 years
-	Vehicles: 5 years

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

As a non-monetary asset, this item was adjusted for inflation.

5.7. Intangible assets

Intangible assets include the information systems restated costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent disbursements related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as a loss as incurred.

Information systems are amortized using the straight-line method over their estimated useful life of 5 years, and their amortization is recognized in “Depreciation and amortization” in the Consolidated Statement of Income.

Amortization methods, as well as the useful life assigned are reviewed at each reporting date and adjusted prospectively, if applicable.

As a non-monetary asset, this item was adjusted for inflation.

5.8. Goodwill

The goodwill arising from the acquisition of subsidiaries is measured at cost, net of accumulated impairment losses. Goodwill is not amortized but is annually tested for impairment. The cash generating unit to which the goodwill has been allocated is tested for impairment (including goodwill), at least, on an annual basis or more frequently when there are indications of impairment.

As of December 31, 2021, the Entity has recorded no balances for this item.

5.9. Other non-financial assets

a) Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

Any gain or loss from the disposal of investment property (calculated as the difference between net revenues from the disposal and the carrying amount of the item) is recognized in profit or loss.

When the use of a given property changes such that it is reclassified to property and equipment, its fair value as of the reclassification date becomes the cost at which the asset will be subsequently recognized. As a non-monetary asset, this item was adjusted for inflation.

b) Assets acquired as security for loans

Assets acquired as security for loans are measured at fair value at the date on which the Entity becomes the owner thereof, and any differences with the accounting balance of the related loan are recognized in profit or loss.

5.10. Non-current assets held for sale

Non-current assets are classified as held for sale, if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within 12 months following the date of their classification as such.

These assets or group of assets is generally measured at the lower of their carrying amount and their fair value less the cost of disposal.

When a property and equipment item is classified as “non-current assets held for sale,” depreciation is no longer applied.

5.11. Impairment of non-financial assets

At least at each reporting date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset's recoverable value is estimated.

For the impairment test, assets are grouped into the smallest group of assets generating cash inflows from their continuous use, which are largely independent of the cash inflows from other assets or other cash generating units (CGU). The business goodwill acquired in business combinations is distributed to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The “recoverable value” of an asset or CGU is the higher of its value in use and its fair value less the cost of sale. The “value in use” is based on estimated cash flows, discounted at their present value using the pre-tax interest rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

If the accounting balance of an asset (or CGU) is higher than its recoverable value, the asset (or CGU), is considered impaired and its carrying amount is reduced to its recoverable value and the difference is recognized in profit or loss.

Reversal of an impairment loss for goodwill is prohibited. For other assets, an impairment loss is reversed only to the extent the accounting value of the assets does not exceed the value they would have had if the impairment had not been recognized.

5.12. Provisions

The Group recognizes a provision if, as a result of a past event, there is a legal or implied obligation for an amount that can be reliably estimated and it is likely that an outflow of resources will be required to settle such obligation.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group's external and/or internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each year-end date.

The provisions recognized by the Group are reviewed at each year-end date and adjusted to reflect the best estimate available.

5.13. Personnel benefits

a) Short-term personnel benefits

Short-term personnel benefits are recognized in profit or loss when the employee provides the related service. A provision is recognized if the Group has the legal or implied obligation as a result of past services provided by the employee, to pay an amount that can be reliably estimated.

b) Other long-term personnel benefits

The Group's obligation in relation to long-term personnel benefits is equivalent to the amount of the future benefit the employees have earned in exchange for services provided during the reporting and prior years. The benefit is discounted at present value. Changes in the measurement of the obligation are recognized in profit or loss.

c) Termination benefits

Termination benefits are accounted for as an expense at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes restructuring costs. If benefits are not expected to be settled in full within the 12 months subsequent to the reporting date, then such benefits are discounted.

5.14. Share Capital

Incremental transaction costs directly attributable to the issuance of common shares are recognized as a reduction in the contributions received, net of the related income tax.

5.15. Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest method. The effective interest rate is the rate whereby the contractual payment and collection cash flows are discounted during the expected lifetime of the financial instrument at the book value of the financial asset or liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

The “amortized cost” of a financial asset or liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus cumulative amortization, using the effective interest method of any difference between the initial amount and the amount at maturity and, for financial assets, adjusted for any expected credit loss provision. The “gross carrying amount of a financial asset” is the amortized cost of a financial asset before adjustments to reflect the expected credit loss provision.

In calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit impaired) or to the amortized cost of the liability.

However, for credit-impaired financial assets after initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit impaired, then interest income is again calculated on a gross basis.

Interest income and expenses presented in the Consolidated Statement of Income include interest on:

•	financial assets and liabilities measured at amortized cost; and
•	financial assets measured at fair value through OCI.

5.16. Commission income and expenses

This item includes commission income from transactions with customers, primarily related to maintenance and administration commissions in respect of checking accounts, savings accounts, credit cards, custody of securities and exchange transactions.

Commissions, fees and similar items that are part of a financial asset or liability's effective interest rate are included in the measurement of the effective interest rate.

The breakdown of commission income is presented in Note 33 to these financial statements.

The Bank has a customer loyalty program in place consisting in the accumulation of Latam Airlines miles for Premium and Premium World customers through credit card consumptions that can be exchanged for air tickets, catalog products or hotel accommodation. This program is a separate performance obligation in the contract with the customer. The Bank has concluded that it is acting as an agent in relation to the airline miles and consequently, the allocated transaction price consists only of the commission on the amounts paid to the principal (Latam Airlines).

In addition, since January 1, 2021, the Bank has a new benefit program in place, whereby it offers points to individual customers, which can be redeemed for various products and/or services. While the program is managed by the Bank, it has concluded that it is acting as an agent in relation to the points and consequently the allocated transaction price consists only of the commission on the amounts paid to the principal.

All other commission income items, including service, mutual funds management, and loan syndication fees, and sales commissions, are recognized when the related service is rendered.

5.17. Leases

IFRS 16 introduces a single lessee accounting model, requiring that lessees recognize a right of use asset asset and a lease liability representing the obligation to make lease payments. The Entity has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor's accounting, IFRS 16 substantially keeps the requirements of IAS 17. Therefore, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

The Group recognizes the right of use as an asset and the lease liability as a liability, mainly related to the leases of offices in its branch network (Note 29).

As of December 31, 2021, the Entity has not entered into agreements related to variable lease payments. As of such date, there are no leases that have not yet commenced, pursuant to which the Entity has undertaken commitments, and which enter into force in subsequent years.

Below is a detail of the related accounting policies:

•	Contracts that contain a lease

At the contract inception, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

•	As a lessor

When the Group acts as a lessor, at lease inception, it determines whether it is a finance or an operating lease.

To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to ownership of the leased asset. If this is the case, then the lease is a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and other financing.”

Lease payments included in the measurement of the net investment are as follows:

-	Fixed payments, including in-substance fixed payments;
-	Variable lease payments, which depend on a rate or index, initially measured using the rate or index as at the lease commencement date;
-	Any amounts expected to be payable under a residual value guarantee;
-	The exercise price under purchase options, if it is reasonably certain that they will be exercised;
-	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

Payments received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.

In an operating lease, the leased asset (generally investment properties) is not derecognized, and the collection received is recognized as revenues applying the straight line method.

•	As a lessee

The Group recognizes a right of use asset and a lease liability at the commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the underlying asset, less any incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the expiration of the lease term.

The lease liability is initially measured at the present value of the lease payments that were not paid at the commencement date, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

a)	Fixed payments, including in-substance fixed payments;
b)	Variable lease payments, which depend on a rate or index, initially measured using the rate or index as at the lease commencement date;
c)	Any amounts expected to be payable under residual residual value guarantee;
d)	The exercise price under a purchase options, if it is reasonably certain that they will be exercised;
e)	Any amounts expected to be payable for renewal periods if it is reasonably certain that the extension options will be exercised; and
f)	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in a rate or index, if there is a change in the Group´s estimate of the amount expected to be payable under a residual value guarantee or if the Group changes its assessment of whether it will exercise a purchase, extension or early termination option.

When the lease liability is remeasured, the relevant adjustment is made to the right of use asset.

US dollar-denominated lease liabilities are converted into functional currency at the spot exchange rate as of the reporting date. Exchange gains or losses resulting from conversion are recognized in profit or loss.

The Group has elected not to recognize right-of-use assets and liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense, on a straight-line basis during the lease term.

•	COVID-19-related Rent Concessions

The Group has not adopted the “COVID-19-related rent concessions” amendment to IFRS 16 Leases. The Group does not apply the practical expedient that allows entities not to assess whether the eligible rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications. Accordingly, the Group assesses whether a lease modification exists.

5.18. Investments in equity instruments

By virtue of the partial sale of the shareholding in Prisma Medios de Pago S.A. as explained in Note 16, the remaining stake has been measured by the Entity’s Management at fair value through profit or loss on the basis of a valuation report issued by independent appraisers, net of the valuation adjustment mandated by the BCRA in Memorandum No. 7/2019 and Memorandum No. 8/2021 and the collection of dividends. The accounting criteria applied, as mentioned above, imply a deviation from IFRS.

5.19 Current and deferred income tax

Income tax expense for each period includes the current income tax and deferred income tax and is recognized in profit or loss, except to the extent that it relates to an item recognized in OCI or directly in shareholders’ equity.

a) Current tax

Current income tax includes the income tax payable, or advances made during the year and any adjustment payable or receivable related to previous years. The amount of the current tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable rate at the year-end date.

b) Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the accounting balances of the assets and liabilities and the related tax bases used to assess taxable income.

Deferred tax is not recognized on:

-	Temporary differences arising from the initial recognition of assets or liabilities in a transaction other than a business combination and which does not affect either the accounting or the taxable profit or loss.
-	Temporary differences associated with investments in subsidiaries, to the extent it is probable that the reversal will not occur in the foreseeable future; and
-	Taxable temporary differences arising from the initial recognition of goodwill.

A deferred tax liability is recognized for the tax effect of all taxable temporary differences.

A deferred tax asset is recognized for the tax effect of unused tax losses and deductible temporary differences, insofar as it is likely that future taxable income will be generated against which such temporary differences can be applied. Future taxable income is determined on the basis of the Bank’s and its subsidiaries’ business plans. Deferred tax assets are reviewed at each year-end date, and are reduced to the extent the associated tax benefits are no longer expected to be realized. Such reductions are reversed as future taxable income is more likely to be generated.

Deferred tax assets that have not been recognized will be reassessed at each year-end date and will be recognized insofar as it is likely that the Entity will have future taxable income against which such assets can be applied.

Deferred tax is measured at the tax rates expected to be applied upon reversal of the temporary differences, using enacted or substantially enacted tax rates at year-end.

The measurement of deferred tax reflects the tax consequences of the manner in which the Group expects to recover or settle the carrying amount of its assets and liabilities at year-end.

Deferred tax assets and liabilities can be offset only if certain criteria are met.

5.20. Measuring Unit

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. IAS 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years' cumulative inflation approaches or exceeds 100%. In Argentina, consensus has been reached among local professional associations in that, as from July 1, 2018, the Argentine economy should be regarded as hyperinflationary based on the guidelines established in IAS 29.

By means of Communication “A” 6651, as amended, the BCRA mandated the retroactive application of IAS 29 to fiscal years beginning on or after January 1, 2020.

Entities should rely on the following price indexes for such purposes:

•	for items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”), and
•	for items previous to December 2016: The price index released by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

Under IAS 29, assets and liabilities, which are not stated in the measuring unit current at the end of the reporting period, are restated by applying the price index. The restated value of a non-monetary item is reduced when it exceeds its recoverable value.

The Entity recognized the impact of the adoption of IAS 29 at the beginning of the first year of application under Unappropriated retained earnings. All items of the Consolidated Statements of Income and Other Comprehensive Income are restated into the measuring unit current at year-end. The gain or loss on net monetary position is recognized in the Consolidated Statement of Income under “Gain (loss) on net monetary position,” except for gains or losses related to investments in equity instruments at fair value through profit or loss, which are recognized in real terms under “Net income from financial instruments at fair value through profit or loss” in the Consolidated Statement of Income.

The Bank prepares its financial statements based on the historical cost approach, and has applied the guidelines of IAS 29 as follows:

a)	the Statement of Financial Position as of December 31, 2021 was restated;
b)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the period ended December 31, 2021 were restated, calculating and separately disclosing the gain or loss on net monetary position.
c)	Comparative information as of December 31, 2020 arising from the financial statements in constant currency as of such date was restated in the measuring unit current as of December 31, 2021.

In applying IAS 29 to the Statement of Financial Position, the Bank has relied on the following methodology and criteria:

a)	Non-monetary assets and liabilities were restated by applying the price index from their date of recognition. The restated amounts were written down to their recoverable values, applying the relevant IFRS, where appropriate.
b)	Monetary assets and liabilities were not restated.
c)	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the related contract.
d)	The measurement of investments accounted for under the equity method was based on associates' and joint businesses' information prepared in accordance with IAS 29.
e)	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.

In applying IAS 29 to the Statements of Income, other comprehensive income and cash flows, the Bank has relied on the following methodology and criteria:

a)	All items of the Statements of Income, other comprehensive income and cash flows were restated into the measuring unit current at December 31, 2021.
b)	The gain or loss on net monetary position is recognized in the Statement of Income (with the exceptions mentioned above regarding investments in equity instruments measured at fair value).
c)	The gain or loss on cash and cash equivalents is disclosed in the Statement of Cash Flows separately from the cash flows from operating, investing and financing activities, as a reconciling item between cash and cash equivalents at the beginning of the year and at year-end.

5.21. Change in Business Model

Since January 1, 2021, there was a change in the Entity's business model associated with the valuation of holdings of fixed income instruments with a remaining maturity of over 90 days at the time of acquisition and which, as provided for by the BCRA, are allowed to be used to meet minimum cash or reserve requirements.

Previously, these securities were considered under the HTC&S (Held to Collect and Sell) business model and measured at fair value through OCI, in line with Management’s plan to hold these financial instruments to meet minimum cash or reserve requirements, and also to sell them, considering that the BCRA’s requirement would be temporary in light of the prevailing economic conditions.

In 2020, the BCRA extended the obligation to hold these instruments to meet minimum cash or reserve requirement, leading the Bank’s Management to reconsider the business model for these financial assets.

As mentioned in the first paragraph, fixed income instruments, regardless of their form of adjustment, issued by the federal, provincial or municipal government or by the BCRA (monetary regulation instruments) will be considered under the HTC (Held to Collect) business model and measured at amortized cost.

As of December 31, 2021, the Entity reclassified 22,565,485 to amortized cost.

In addition, for information purposes only, the fair value and the decrease through total comprehensive income as of December 31, 2021 would have amounted to 22,084,903 and 480,582, respectively, if these financial assets had not been reclassified.

5.22. Comparative Information

The Consolidated Statement of Financial Position, Income, Other Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows, and related Notes as of December 31, 2021 are comparatively presented with the prior year end.

Comparative information was restated at year-end currency as described in Note 5.20.

Certain changes were also made as a result of adjustments to prior years’ profits or losses, as described in Note 2.b).

The modification of the comparative information does not imply changes in the decisions taken based thereon.

6.	Changes to accounting policies and new IFRS issued but not yet effective

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

The following new or amendments to the current IFRS are effective as from the fiscal year beginning on January 1, 2022. Early adoption is permitted. These amendments were not early adopted by the Group in these consolidated financial statements.

New Standard or Amendment	Effective as from
Onerous Contracts. Cost of Fulfilling a Contract (Amendment to IAS 37)	January 1, 2022
Annual Improvements to IFRS 2018-2020	January 1, 2022
Property, Plant and Equipment — Proceeds before Intended Use (Amendment to IAS 16)	January 1, 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023
Classification of Liabilities as Current or Non-current (Amendment to IAS 1)	January 1, 2023
Definition of accounting estimates (Amendment to IAS 8)	January 1, 2023
Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023
Deferred tax related to assets and liabilities arising from a single transaction (Amendment to IAS 12)	January 1, 2023
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Optional

The Group considers these new standards or amendments will not have a material impact on its consolidated financial statements.

7.	Cash and Deposits in Banks

The breakdown in the Consolidated Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Statement of Cash Flows is as follows:

	12.31.21	12.31.20

BCRA - Current account	141,983,557	130,088,223
Cash	74,253,796	93,935,347
Balances with other local and foreign institutions	2,107,567	5,571,608

TOTAL	218,344,920	229,595,178

8.	Debt securities at fair value through profit or loss

	12.31.21	12.31.20

Government securities	1,396,145	1,381,603
Private securities - Corporate bonds	780	41,415

TOTAL	1,396,925	1,423,018

9.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.21	12.31.20

Debit balances linked to foreign currency forwards pending settlement in pesos	2,813,384	4,069,007
Debit balances linked to interest rate swaps: Floating-to-fixed	3,098	-
Premiums from put options taken - Prisma Medios de Pago S.A. (1)	-	1,784,130

TOTAL	2,816,482	5,853,137
(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore started the procedure to sell 49% of the capital stock in Prisma Medios de Pago S.A. (see Note 16.1).

Liabilities

	12.31.21	12.31.20

Credit balances linked to foreign currency forwards pending settlement in pesos	314,215	284,818

TOTAL	314,215	284,818

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	12.31.21	12.31.20

Foreign currency forwards

Foreign currency forward purchases - US$	1,189,085	1,011,403
Foreign currency forward sales - US$	1,129,832	978,794
Foreign currency forward sales - Euros	11,432	6,834

Interest rate swaps

Floating-to-fixed (1)	180,000	-

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.21	12.31.20
Amounts receivable from reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	137,548,495	74,245,015

TOTAL	137,548,495	74,245,015

Repurchase transactions

No transactions were accounted for in the years ended December 31, 2021 and 2020.

11.	Other financial assets

The breakdown of other financial assets is as follows:

	12.31.21	12.31.20
Measured at amortized cost

Other receivables	6,814,612	7,348,687
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	3,424,512	3,942,701
Financial debtors from spot transactions pending settlement	2,614,126	1,682,087
Non-financial debtors from spot transactions pending settlement	8,098	157,355
Other	197,522	208,031

	13,058,870	13,338,861

Measured at fair value through profit or loss

Mutual funds	1,905,039	2,221,661

	1,905,039	2,221,661

Allowance for loan losses (Exhibit R)	(288,056)	(398,921)

TOTAL	14,675,853	15,161,601

12.	Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.21	12.31.20

Credit cards	157,138,508	172,881,176
Consumer loans	40,950,803	42,445,738
Discounted instruments	29,133,603	28,855,759
Mortgage loans	22,908,902	25,276,295
Overdrafts	22,528,190	26,280,711
Unsecured instruments	20,402,921	22,191,592
Pledge loans	16,341,659	17,225,767
Loans for the prefinancing and financing of exports	13,342,611	24,120,247
Other financial institutions	4,251,812	3,528,634
Loans to personnel	2,916,555	3,218,012
Receivables from finance leases	2,912,334	2,818,742
Instruments purchased	1,838,046	1,493,874
Non-financial government sector	740	772
BCRA	-	9,064
Other financing	58,026,298	71,377,213

	392,692,982	441,723,596

Allowance for loan losses (Exhibit R)	(13,653,041)	(19,813,181)

TOTAL	379,039,941	421,910,415

Finance leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

	12.31.21		12.31.20
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,426,378	803,133	1,663,407	1,124,294
From 1 to 2 years	1,293,733	810,495	1,037,441	696,579
From 2 to 3 years	1,044,786	755,466	633,395	452,162
From 3 to 4 years	495,064	364,293	414,372	311,675
From 4 to 5 years	181,117	178,947	286,520	234,032

TOTAL	4,441,078	2,912,334	4,035,135	2,818,742

Principal		2,822,018		2,732,548
Interest accrued		90,316		86,194
TOTAL		2,912,334		2,818,742

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	12.31.21	12.31.20

Total Exhibits B and C	401,099,867	453,038,432
Plus:
BCRA	-	9,064
Loans to personnel	2,916,555	3,218,012
Interest and other items accrued receivable from financial assets with credit value impairment	453,585	211,732
Less:
Allowance for loan losses (Exhibit R)	(13,653,041)	(19,813,181)
Adjustments for effective interest rate	(3,643,481)	(4,039,692)
Corporate bonds	(1,395,361)	(436,759)
Loan commitments	(6,738,183)	(10,277,193)

Total loans and other financing	379,039,941	421,910,415

Note 47.2 to these consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

Trade-related loans

Economic Area/Activity	12.31.21	12.31.20

Non-financial government sector	740	772
Other financial institutions	4,210,155	2,649,324
Agriculture and Livestock	16,055,541	22,140,405
Mining	13,060,318	38,211,686
Other products	42,194,085	32,606,330
Electricity, oil, water and health care services	170,812	1,385,671
Retail and wholesale	27,863,263	22,626,700
Transport	3,992,545	3,655,949
Services	2,931,929	2,716,203
Other	50,459,384	60,243,005
Construction	2,184,819	2,813,538
Consumption	215,916,350	232,860,832

TOTAL	379,039,941	421,910,415

As of December 31, 2021 and 2020, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.21	12.31.20

Liabilities related to foreign trade transactions	2,397,650	95,724
Secured loans	2,344,706	7,811,373
Unused overdrafts and loans granted	1,141,733	1,239,326
Guarantees granted	854,094	1,130,770

	6,738,183	10,277,193

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 47.1).

Financing line for productive investments – 2020, 2021 and 2021/2022 Quotas

As mentioned in Note 1.3, the BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2020, 2021 and 2021/2022 Quotas, pursuant to the following conditions:

	2020 Quota	2021 Quota	2021/2022 Quota
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2020	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2021	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2021
Calculation of applications	Between 10.16.2020 and 03.31.2021	Between 04.01.2021 and 09.30.2021	Between 10.01.2021 and 03.31.2022
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.
Maximum interest rate	Capped at an annual nominal fixed rate of 30% for investment projects, and at an annual nominal fixed rate of 35% for other purposes.

As of December 31, 2021, the total amount disbursed by the Entity under the 2020 Quota and the 2021 Quota meets the BCRA requirement under Communications “B” 12161 and “B” 12164, respectively.

As per Communication “B” 12238, the total amount to be disbursed by the Entity in respect of the 2021/2022 Quota amounts to 32,447,048.

Disbursements are reported below:

Quota	Calculation Term	Minimum amount to be allocated:	Simple Average of Daily Balances	Disbursed Amount
2020 Quota	From 10.16.2020 to 03.31.2021 - “B” 12161	19,730,132	25,291,147	39,279,053
2021 Quota	From 04.01.2021 to 09.30.2021 - “B” 12164	24,449,302	30,093,764	41,734,860
2021/2022 Quota	From 10.01.2021 to 03.31.2022 - “B” 12238	32,447,048	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “B” 12238 has not expired.

13.	Other debt securities

13.1. Financial assets measured at amortized cost

	12.31.21	12.31.20

Government securities	22,565,485	-
Corporate bonds under credit recovery transactions	-	125

	22,565,485	125

Allowance for loan losses - Private securities (Exhibit R)	-	(125)

TOTAL	22,565,485	-

13.2	Financial assets measured at fair value through OCI

	12.31.21	12.31.20

BCRA Liquidity Bills	107,693,328	135,681,601
Government securities	53,372,170	45,966,011
Private securities - Corporate bonds	1,359,517	393,958

	162,425,015	182,041,570

Allowance for loan losses - Private securities (Exhibit R) (1)	-	(135)

TOTAL	162,425,015	182,041,435

(1)	Disclosed in this item in accordance with the chart of accounts set forth by the BCRA.

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of December 31, 2021 and 2020 is included below:

		12.31.21	12.31.20

BCRA - Special guarantee accounts (Note 51.1)	(1)	7,297,680	6,873,561
Guarantee trust - Government securities at fair value through OCI	(2)	4,614,463	10,475,296
Guarantee trust - USD	(4)	4,287,701	5,300,050
Deposits as collateral	(3)	4,081,215	4,389,045

TOTAL		20,281,059	27,037,952

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

15.	Income Tax:

a)   Current income tax assets

	12.31.21	12.31.20

Income tax assets	2,253,986	-
Advances	365	735
	2,254,351	735

b)	Current income tax liabilities

	12.31.21	12.31.20

Income tax provision	483,865	15,696,280
Advances	(95,071)	(10,054,814)
Collections and withholdings	(34,525)	(23,436)
	354,269	5,618,030

c)	Income tax

The breakdown of and changes in deferred income tax assets and liabilities are reported below:

Account		Changes recognized in			As of 12.31.21
	As of 12.31.20	Statement of Income	Statement of OCI	Other transactions (1)	Deferred Tax Assets	Deferred Tax Liabilities	At year end

Allowance for loan losses	4,264,102	(890,235)	-	(447,973)	2,925,894	-	2,925,894
Provisions	3,789,777	326,348	-	4,595	4,120,720	-	4,120,720
Loans and card commissions	415,331	92,528	-	-	507,859	-	507,859
Organization and other expenses	(1,274,635)	(912,340)	-	-	-	(2,186,975)	(2,186,975)
Property and equipment and Misceallaneous assets	(10,107,925)	(3,996,067)	-	-	-	(14,103,992)	(14,103,992)
Debt securities and Investments in equity instruments	(2,299,782)	56,044	(199,755)	3,290	-	(2,440,203)	(2,440,203)
Derivatives	16,907	(3,839)	-	-	13,068	-	13,068
Inflation adjustment for tax purposes	13,140,814	(1,850,653)	-	(7,597,060)	3,693,101	-	3,693,101
Tax loss carryforward	-	152,534	-	-	152,534	-	152,534
Other	927	(122,402)	-	106,767	(14,708)	-	(14,708)

Balance	7,945,516	(7,148,082)	(199,755)	(7,930,381)	11,398,468	(18,731,170)	(7,332,702)

(1)	Changes in the estimated income tax for the year ended December 31, 2020 (see the paragraph “Inflation adjustment for tax purposes - Fiscal Year 2020" of this Note).

Account		Changes recognized in			As of 12.31.20
	As of 12.31.19	Statement of Income	Statement of OCI	Difference derived from the impact of IFRS 9 - Paragraph 5.5 Group "C" Financial Institutions (1)	Deferred Tax Assets	Deferred Tax Liabilities	At year end

Allowance for loan losses	6,367,855	(2,103,753)	-	-	4,264,102	-	4,264,102
Provisions	4,251,305	(461,528)	-	-	3,789,777	-	3,789,777
Loans and card commissions	272,229	143,102	-	-	415,331	-	415,331
Organization and other expenses	(503,745)	(770,890)	-	-	-	(1,274,635)	(1,274,635)
Property and equipment and Misceallaneous assets	(10,624,286)	516,361	-	-	-	(10,107,925)	(10,107,925)
Debt securities and Investments in equity instruments	(3,492,558)	4,269,237	(3,122,236)	45,775	-	(2,299,782)	(2,299,782)
Derivatives	23,017	(6,110)	-	-	16,907	-	16,907
Inflation adjustment for tax purposes	9,237,064	3,903,750	-	-	13,140,814	-	13,140,814
Other	(741)	1,668	-	-	927	-	927

Balance	5,530,140	5,491,837	(3,122,236)	45,775	21,627,858	(13,682,342)	7,945,516

(1)	Difference due to the impact of the financial reporting framework set forth by the BCRA – IFRS 9 – paragraph 5.5. Group “C” financial institutions.

Breakdown of income tax benefit / (expense):

	12.31.21	12.31.20

Current tax	7,227,859	(17,868,651)
Deferred tax	(7,148,082)	5,491,837
	79,777	(12,376,814)

The income tax benefit for the year ended December 31, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of this Note (see Note 2).

The Group’s effective tax rate for the year ended December 31, 2020 was 43%.

Below is a reconciliation between the tax that would result from applying the current tax rate on income before income tax and the income tax expense recognized in profit or loss as of December 31, 2021, comparative with the previous year:

	12.31.21	12.31.20

Income before income tax	21,082,666	29,025,581
Income tax rate	35%	30%

Tax on taxable income	7,378,933	8,707,674
Permanent differences:
Non-taxable income	(297,362)	(591,190)
Non-income tax deductible expenses	145,946	120,873
Effect of tax rate change	1,476,570	(423,390)
Securities adjustment	-	524,623
Other	64,298	300,981
Inflation adjustment for accounting purposes	19,337,986	12,019,242
Inflation adjustment for tax purposes	(20,467,605)	(7,787,202)
Reversal of allowances - action for declaratory judgment	(6,716,929)	-
Amending tax return 2020	(1,001,614)	(494,797)

Income tax (benefit)/expense	(79,777)	12,376,814

Income tax rate

Law No. 27430, as subsequently amended by the Social Solidarity and Productive Revival Law enacted within the framework of the prevailing Public Emergency (the “Public Emergency Law”), established the following income tax rates:

•              30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after 2022; and

•              dividends distributed to individuals and foreign beneficiaries as from such fiscal years will be taxed at a 7% and 13% rate, respectively.

Then, Law No. 27630 enacted on June 16, 2021 repealed the aforementioned general decrease in rates and introduced a tax rate brackets system, effective for fiscal years beginning on or after January 1, 2021, as follows:

Accumulated net taxable income		Amount payable ($)	Rate (%)	Over the excess of ($)
From	To
$ 0	$ 5,000,000	$ 0	25%	$ 0
$ 5,000,001	$ 50,000,000	$ 1,250,000	30%	$ 5,000,000
$ 50,000,001	Uncapped	$ 14,750,000	35%	$ 50,000,000

The amounts included in these tax brackets will be adjusted annually as from January 1, 2022, based on the changes in the consumer price index (CPI) measured as of October each year.

Furthermore, dividends on profits generated in fiscal years beginning on or after January 1, 2018 will be taxed at a single rate of 7%.

As a consequence of such changes, the current tax liability as of December 31, 2021 was measured by applying progressive rates on taxable income assessed as of such date, while deferred tax balances were measured using the progressive rate expected to be in force at the time of reversal of the temporary differences.

Inflation adjustment for tax purposes

Law No. 27430, as amended by the Public Emergency Law, established the mandatory adoption of the inflation adjustment following the procedure set forth in the Income Tax Law, as from the fiscal year in which the applicable statutory criteria are met, that is, the fiscal year ended December 31, 2019.

Based on the transition method established by applicable tax laws, the effect of the inflation adjustment for tax purposes (either gain or loss) is included in the taxable income in six annual installments as from the year of calculation. Since the fiscal year beginning January 1, 2021, the effect of the inflation adjustment for tax purposes is included in the taxable income for the same fiscal year.

-	Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24073, section 4 of Law No. 25561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values is an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800, for fiscal year ended December 31, 2017, in the amount of 1,021,519, and for fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (1,584,612 in values restated as of December 31, 2021).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (5,132,317 in values restated as of December 31, 2021), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

Based on the foregoing, as of December 31, 2021, the Entity fully reversed the “Provision for other contingencies – Income tax reassessment due to inflation adjustment” in the amount of 6,716,929 (5,447,079 in nominal values).

-   Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019 - which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24)

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Social Solidarity and Productive Revival Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (8,570,948 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (7,596,948 in restated values) and on the income tax expense of 784,000 (974,000 in restated values).

-	Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods in nominal values.

Based on the grounds stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for periods 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both periods, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications. The proceedings are being handled by the Supreme Court.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1 Investments in equity instruments through profit or loss

	12.31.21	12.31.20

Prisma Medios de Pago S.A. (1)	1,796,979	3,370,946
Private securities - Shares of other non-controlled companies	384,312	438,144

TOTAL	2,181,291	3,809,090

(1)	This balance is related to the amount of 10,805,542 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was measured at fair value estimated by Management based on a report prepared by independent professionals as of December 31, 2020, net of the valuation adjustment mandated by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and the collection of dividends. The accounting criteria applied as stated above constitutes a deviation from IFRS.

On February 1, 2019, 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. were transferred to AI Zenith (the Netherlands) B.V. (a company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (the Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settled as follows: (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The sale conditions included a put option whereby the Bank is entitled to sell the remaining shares in Prisma Medios de Pago S.A. to the purchaser on December 30, 2021 (see Note 9).

On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company.

As of the date of these financial statements we have not received an assessment of the sale price. However, negotiations are in progress with Advent International Global Private Equity.

On January 13, 2022, the Bank and other Class B financial institutions have requested the Argentine Antitrust Commission an extension of the term to comply with the obligation to complete a full divestment in Prisma Medios de Pagos S.A. in view of the disagreement between the parties.

16.2 Investments in equity instruments through other comprehensive income

	12.31.21	12.31.20

Banco Latinoaméricano de Exportaciones S.A.	34,553	41,081
Other	1,530	1,936

TOTAL	36,083	43,017

17.	Investments in associates

	12.31.21	12.31.20

Rombo Compañía Financiera S.A.	790,334	1,142,581
BBVA Seguros Argentina S.A.	680,318	672,257
Interbanking S.A.	319,835	249,687
Play Digital S.A.	114,050	112,296
Openpay Argentina S.A.	146,685	-

TOTAL	2,051,222	2,176,821

18.	Property and equipment

	12.31.21	12.31.20

Real estate	37,172,406	35,237,229
Furniture and facilities	7,003,216	7,430,772
Right of use of leased real estate	3,438,743	4,007,727
Machinery and equipment	2,090,216	3,231,401
Works in progress	1,121,834	976,450
Vehicles	94,934	86,613

TOTAL	50,921,349	50,970,192

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 29 to these consolidated financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of real estate, the carrying amount of the two pieces of real estate exceeds their recoverable value Therefore, such amount should be written down to the recoverable value. The impairment loss is disclosed in Note 41 – Depreciation and amortization, Loss from sale or depreciation of property and equipment.

The impairment loss for assets recorded under the item “Property and equipment” is reported below:

Item	Impairment
	12.31.21	12.31.20
Real estate - Lavallol	(7,444)	-
Real estate - Monte Grande	(30,250)	-

TOTAL	(37,694)	-

The changes in this item for year 2021 are reported in Exhibit F, and the changes for year 2020 are reported below:

	Original value as of 01.01.20	Total estimated useful life in years	Transfer to Investment Properties	Additions	Derecognitions	Depreciation					Residual value as of 12.31.2020
ITEM						Accumulated as of 01.01.20	Transfer	Derecognitions	For the year	At year end

Property and equipment
Real estate	41,367,430	50	5,126	174,553	2,951,298	5,184,968	537	2,744,088	917,165	3,358,582	35,237,229
Furniture and facilities	13,642,282	10	-	544,629	2,032,255	5,708,994	-	2,229,979	1,244,869	4,723,884	7,430,772
Machinery and equipment	9,576,681	5	-	1,694,981	4,547,562	5,663,548	-	4,546,298	2,375,449	3,492,699	3,231,401
Vehicles	358,638	5	-	30,608	148,910	279,096	-	155,690	30,317	153,723	86,613
Right of use of leased properties	5,957,169		-	647,823	438,679	1,149,774	-	40,398	1,049,210	2,158,586	4,007,727
Works in progress	660,704		-	446,552	130,806	-	-	-	-	-	976,450

Total	71,562,904		5,126	3,539,146	10,249,510	17,986,380	537	9,716,453	5,617,010	13,887,474	50,970,192

19.	Intangible assets

	12.31.21	12.31.20

Licenses - Software	3,675,594	2,345,476

TOTAL	3,675,594	2,345,476

The changes in this item for year 2021 are reported in Exhibit G, and the changes for year 2020 are reported below:

	Original value as of 01.01.20	Total estimated useful life in years	Additions	Derecognitions	Depreciation				Residual value as of 12.31.2020
ITEM					Accumulated as of 01.01.20	Derecognitions	For the year	At year end

Licenses - Software	4,121,493	5	1,211,391	1,582,316	2,518,519	1,579,148	465,721	1,405,092	2,345,476

	4,121,493		1,211,391	1,582,316	2,518,519	1,579,148	465,721	1,405,092	2,345,476

20.	Other non-financial assets

	12.31.21	12.31.20

Investment properties (Exhibit F)	2,799,957	2,853,201
Prepayments	3,281,382	6,679,168
Tax advances	1,037,305	2,364,960
Advances to personnel	730,848	570,638
Advances to suppliers of goods	506,322	473,679
Other miscellaneous assets	284,984	417,552
Assets acquired as security for loans	14,410	24,027
Other	146,478	87,992

TOTAL	8,801,686	13,471,217

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The changes in investment properties for year 2021 are reported in Exhibit F, while the changes for year 2020 are reported below:

	Original value as of 01.01.20	Total estimated useful life in years	Transfer	Additions	Derecognitions	Depreciation					Residual value as of 12.31.2020
ITEM						Accumulated as of 01.01.20	Transfer	Derecognitions	For the year	At year end

Leased real estate	2,825,750	50	(5,126)	-	199	123,429	(537)	199	48,140	170,833	2,649,592
Other investment properties	229,172	10	-	-	-	20,602	-	-	4,961	25,563	203,609

	3,054,922		(5,126)	-	199	144,031	(537)	199	53,101	196,396	2,853,201

21.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	12.31.21	12.31.20

Property and equipment held for sale	302,108	341,032

TOTAL	302,108	341,032

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of one piece of property exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value. The impairment loss is disclosed in Note 42 – Other operating expenses, Loss from sale or depreciation of investment property and other non-financial assets.

The impairment loss for non-current assets held for sale is reported below:

Item	Impairment
	12.31.21	12.31.20
Property held for sale - Fisherton	(38,924)	-

TOTAL	(38,924)	-

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.21	12.31.20

Non-financial government sector	13,274,474	8,495,619
Financial sector	217,301	1,300,593
Non-financial private sector and residents abroad	694,844,410	712,041,633
Savings accounts	285,192,056	310,829,844
Time deposits	172,869,941	181,232,601
Checking accounts	170,416,389	169,935,699
Investment accounts	59,870,670	42,119,852
Other	6,495,354	7,923,637

TOTAL	708,336,185	721,837,845

23.	Liabilities at fair value through profit or loss

No transactions were accounted for in the years ended December 31, 2021 and 2020.

24.	Other financial liabilities

	12.31.21	12.31.20

Obligations from financing of purchases	45,699,707	37,836,851
Collections and other transactions on behalf of third parties	5,220,093	6,113,620
Lease liabilities (Note 29)	2,921,793	4,453,877
Payment orders pending credit	2,266,591	2,865,794
Receivables from spot purchases pending settlement	1,428,526	218,875
Commissions accrued payable	35,199	62,704
Credit balance for spot purchases or sales pending settlement	6,168	1,270,098
Other	4,014,349	6,387,620

TOTAL	61,592,426	59,209,439

25.	Financing received from the BCRA and other financial institutions

	12.31.21	12.31.20

Local financial institutions	11,712,474	11,934,392
BCRA	45,531	43,000
Foreign financial institutions	-	2,552,289

TOTAL	11,758,005	14,529,681

26.	Corporate bonds issued

Below is a detail of outstanding corporate bonds as of December 31, 2021 and 2020 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value	Maturity date	Annual nominal Rate	Payment of interest	Outstanding securities as of 12.31.2021	Outstanding securities as of 12.31.2020

Classes 5 - 8 - 9 Volkswagen Financial Services	02.27.2019	1,086,556	03.30.2023	UVA + 9.24% (class 5 ) / UVA (class 8 ) / fixed rate (class 9)	Quarterly	299,999	1,699,084

				Total Consolidated Principal		299,999	1,699,084
				Consolidated Interest Accrued		202,976	65,094
				Total Consolidated Principal and Interest Accrued		502,975	1,764,178

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit adjusted on a daily basis as per CER, reflecting the changes in inflation based on the Consumer Price Index (CPI).

27.	Provisions

	12.31.21	12.31.20

Provisions for reorganization (Exhibit J)	1,343,433	3,062,850
Provision for contingent commitments (Exhibits J and R)	853,653	2,059,740
Provisions for termination plans (Exhibit J)	263,214	214,256
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	7,547
Other contingencies (Exhibit J)	3,147,819	11,975,673
For reassessment of income tax due to adjustment for inflation (Note 15.c)	-	8,221,908
Provision for commercial lawsuits	2,431,055	2,955,334
Provision for labor lawsuits	283,726	378,719
Provision for tax lawsuits	322,305	276,149
Other	110,733	143,563
TOTAL	5,613,119	17,320,066

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Reassessment of income tax due to the application of the inflation adjustment: as of December 31, 2020, it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the then current regulations.

-	Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

The Group considers that the provisions as of December 31, 2021 will originate the following cash disbursements:

Provisions	Within 12 months	After 12 months
For termination plans	99,662	163,552
For reorganization	1,343,433	-
For administrative, disciplinary and criminal penalties	-	5,000
For contingent commitments	853,653	-
Other contingencies	1,984,151	1,163,668
Labor	98,826	184,900
Commercial	1,452,287	978,768
Tax	322,305	-
Other	110,733	-

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated financial statements and are related to 168 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 31,355, out of which a cash disbursement of approximately 19,656 is expected for the next 12 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	12.31.21	12.31.20

Cash dividends payable (Note 30)	28,000,000	21,886,532
Miscellaneous creditors	13,595,845	14,118,017
Short-term personnel benefits	8,899,189	7,614,723
Other collections and withholdings	8,567,627	7,794,522
Advances collected	8,159,014	6,845,984
Other taxes payable	2,503,179	1,449,876
Long-term personnel benefits	555,063	594,259
For contract liabilities	368,351	604,402
Social security payment orders pending settlement	80,647	149,944
Other	172,335	139,562

TOTAL	70,901,250	61,197,821

29.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2021:

Rights of use under leases

The changes in this item for fiscal year 2021 are reported in Exhibit F, while the changes for fiscal year 2020 are reported in Note 18 – Property and equipment.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.21	12.31.20

Up to 1 year	204,461	22,946	227,407	270,401

From 1 to 5 years	1,720,507	309,741	2,030,248	2,950,611

More than 5 years	648,396	15,742	664,138	1,232,865

			2,921,793	4,453,877

Interest and exchange rate difference recognized in profit or loss

	12.31.21	12.31.20
Other operating expenses
Interest on finance lease liabilities (Note 42)	(463,673)	(563,784)

Exchange rate difference
Exchange rate loss from finance lease (loss)	(1,604,904)	(1,308,771)

Other expenses
Leases (Note 40)	(4,089,859)	(2,831,862)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1) Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

On April 24, 2019, the Shareholders’ Meetings of BBVA Argentina and BBVA Francés Valores S.A. approved the merger of both entities, effective since October 1, 2019. Prior to the merger, BBVA Argentina owned a 95% interest in the capital stock and votes of BBVA Francés Valores S.A.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 common book-entry shares, with a nominal value of$ 1 and entitling to one (1) vote each to be delivered to BBVA Francés Valores S.A.'s minority shareholders.

On August 27, 2021, the final merger agreement, the capital increase and the dissolution without winding up of BBVA Francés Valores S.A. were registered with the Public Registry under No. 13,335 and 13336 of book 104 of Stock Companies.

On September 28, 2021, 50,441 common, book-entry shares with a nominal value of one peso ($1) each and entitling to one (1) vote per share of BBVA Argentina, delivered to the shareholder BBVA Francés Valores S.A., were recorded in the Registry of Book-Entry Shares kept by Caja de Valores S.A. on account of exchange of shares due to merger.

On May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the partial reversal of the optional reserve for future distribution of earnings, in order to appropriate 2,500,000 (4,624,018 in restated amounts) to the payment of cash dividends, subject to the BCRA's previous consent.

On November 20, 2020, a General Extraordinary Shareholders’ Meeting was held. At such meeting, shareholders resolved to proceed with the partial reversal of the optional reserve for future distributions of earnings in the amount of 12,000,000 (18,838,524 in restated amounts), and to consider supplementary dividends for the same amount, in order to increase the cash dividends approved by the Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020. All the aforementioned issues are subject to the prior authorization of the BCRA.

On April 20, 2021, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meeting, the shareholders resolved to:

•	Allocate 29,431,352 (44,424,154 in restated values) out of the Optional Reserve to future distributions of earnings to offset the debit balance of Unappropriated retained earnings as of December 31, 2020.

•	Approve the partial reversal of the Optional Reserve for future distributions of earnings to allocate 7,000,000 (8,987,545 in restated values) to the payment of cash dividends, subject to the BCRA’s previous consent.

On November 3, 2021, the Extraordinary General Shareholders' Meeting was held. At such meeting, shareholders decided to partially reverse the Optional Reserve for future distribution of earnings in the amount of 6,500,000 (6,749,594 in restated values) and to consider supplementary dividends for the same amount, in order to increase the cash dividends approved by the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2021. All aforementioned issues are subject to the prior authorization of the BCRA (see Note 48).

31.	Interest income

	12.31.21	12.31.20

Interest on government securities	53,452,622	50,813,144
Premium on reverse repurchase transactions	37,601,941	7,481,314
Interest on credit card loans	25,555,702	28,237,184
Stabilization Coefficient (CER) clause adjustment	18,319,527	3,844,224
Interest on other loans	16,980,842	17,010,427
Interest on instruments	14,704,772	15,370,046
Interest on consumer loans	14,541,326	14,433,958
Acquisition Value Unit (UVA) clause adjustment	13,943,778	13,935,893
Interest on overdrafts	8,467,937	16,323,560
Interest on pledge loans	5,569,849	4,531,262
Interest on mortgage loans	1,721,489	2,085,403
Interest on loans to the financial sector	1,060,011	1,822,504
Interest on loans for the prefinancing and financing of exports	978,592	2,157,608
Interest on finance leases	957,071	817,102
Interest on private securities	156,705	34,890
Other	891,114	654,072

TOTAL	214,903,278	179,552,591

32.	Interest expenses
	12.31.21	12.31.20

Time deposits	68,377,573	50,167,009
Checking accounts deposits	13,802,584	3,677,710
Acquisition Value Unit (UVA) clause adjustment	4,723,875	1,526,223
Interfinancial loans received	2,783,159	2,105,609
Other liabilities from financial intermediation	844,125	4,018,561
Savings accounts deposits	521,980	397,958
Premiums on repurchase transactions	2,831	-
Other	4,271	141,338

TOTAL	91,060,398	62,034,408

33.	Commission income

	12.31.21	12.31.20

From credit cards	20,482,265	18,482,385
Linked to liabilities	16,844,265	18,132,925
Linked to loans	2,759,761	1,983,008
From foreign trade and foreign currency transactions	2,057,819	1,980,630
From insurance	1,971,832	2,170,045
Linked to securities	579,338	485,407
From guarantees granted	9,400	5,767

TOTAL	44,704,680	43,240,167

34.	Commission expenses

	12.31.21	12.31.20

For credit and debit cards	16,566,837	20,389,916
For payment of salaries	1,431,324	1,814,429
For foreign trade transactions	509,937	420,304
For digital sales services	91,190	689,834
For promotions	52,410	132,215
Linked to transactions with securities	11,969	6,844
Other commission expenses	2,373,520	1,311,453

TOTAL	21,037,187	24,764,995

35.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	12.31.21	12.31.20

Income from foreign currency forward transactions	3,239,312	4,621,400
Income from government securities	2,715,748	5,519,676
Income from interest rate swaps	48,509	110,524
Income from corporate bonds	4,475	121,266
Income from private securities	(461,482)	808,842
Income/(Loss) from put options taken - Prisma Medios de Pago S.A. (Note 9)	(1,182,000)	750,180
Income from call options taken	-	20,674
Income/(Loss) from put options taken	-	(15)
Other	-	(3,998)

TOTAL	4,364,562	11,948,549

36.	Net (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	12.31.21	12.31.20

(Loss) from sale of government securities	(121,761)	(3,484,953)
(Loss) from sale of private securities	(536)	(1,583)

TOTAL	(122,297)	(3,486,536)

37.	Foreign exchange and gold gains (losses)

	12.31.21	12.31.20

Income from purchase-sale of foreign currency	6,626,441	9,129,587
Conversion of foreign currency assets and liabilities into pesos	(1,086,868)	270,641

TOTAL	5,539,573	9,400,228

38.	Other operating income

	12.31.21	12.31.20

Adjustments and interest on miscellaneous receivables	2,525,156	2,841,241
Rental of safe deposit boxes	1,600,325	1,693,849
Loans recovered	1,448,558	1,431,541
Debit and credit card commissions	374,952	402,720
Allowances reversed	341,935	1,033,542
Punitive interest	227,275	156,702
Income from initial recognition of government securities	15,295	-
Other operating income	1,558,076	1,915,900

TOTAL	8,091,572	9,475,495

39.	Personnel benefits
	12.31.21	12.31.20

Salaries	18,707,050	19,549,544
Social security withholdings and collections	5,548,020	5,336,701
Other short-term personnel benefits	5,408,305	4,193,475
Personnel compensation and bonuses	746,024	659,297
Fringe benefits	587,239	654,965
Termination personnel benefits (Exhibit J)	129,666	124,957
Other long-term personnel benefits	185,582	150,806

TOTAL	31,311,886	30,669,745

40.	Administrative expenses

	12.31.21	12.31.20

Taxes	6,857,288	6,777,685
Armored transportation services	4,115,986	3,328,370
Rentals (Note 29)	4,089,859	2,831,862
Maintenance and repair costs	3,566,839	3,360,058
Administrative expenses	3,198,627	2,448,388
Advertising	1,577,491	1,085,018
Electricity and communications	1,423,828	1,546,008
Other fees	1,381,023	1,458,779
Surveillance services	1,066,955	1,159,401
Insurance	381,068	335,092
Entertainment and travel expenses	162,711	179,304
Directors’ and Supervisory Auditors’ fees	65,592	90,848
Stationery and supplies	64,389	103,844
Other administrative expenses	4,480,680	3,701,985

TOTAL	32,432,336	28,406,642

41.	Depreciation and amortization
	12.31.21	12.31.20

Depreciation of property and equipment (Exhibit F and Note 18)	4,221,783	4,567,800
Amortization of rights of use of leased real estate (Exhibit F and Note 18)	1,043,796	1,049,210
Amortization of intangible assets (Exhibit G and Note 19)	216,247	465,721
Depreciation of other assets	62,239	54,526
Loss from the sale or depreciation of property and equipment (Note 18)	37,694	-
TOTAL	5,581,759	6,137,257

42.	Other operating expenses

	12.31.21	12.31.20

Turnover tax	17,034,376	12,251,698
Initial loss from loans below market rate	1,968,449	1,636,135
Other allowances (Exhibit J)	953,153	2,328,551
Reorganization expenses (Exhibit J)	2,264,607	4,315,002
Contribution to the Deposit Guarantee Fund (Note 50)	1,126,106	1,051,597
Interest on lease liabilities (Note 29)	463,673	563,784
Claims	313,234	129,497
Loss from the sale or depreciation of investment properties and other non-financial assets (Note 21)	38,924	-
Other operating expenses	2,536,149	2,509,101

TOTAL	26,698,671	24,785,365

43.	Fair values of financial instruments

a)              Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	1,396,925	1,396,925	1,396,145	780	-
Derivatives	2,816,482	2,816,482	-	2,816,482	-
Other financial assets	1,905,039	1,905,039	1,905,039	-	-
Other debt securities	162,425,015	162,425,015	50,530,793	110,853,002	1,041,220
Financial assets pledged as collateral	4,614,463	4,614,463	4,614,463	-	-
Investments in equity instruments	2,217,374	2,217,374	384,312	36,083	1,796,979

Financial liabilities

Derivatives	314,215	314,215	-	314,215	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	1,423,018	1,423,018	818,068	604,950	-
Derivatives	5,853,137	5,853,137	-	4,069,007	1,784,130
Other financial assets	2,221,661	2,221,661	2,221,661	-	-
Other debt securities	182,041,435	182,041,435	2,760,242	179,281,193	-
Financial assets pledged as collateral	10,475,296	10,475,296	178,858	10,296,438	-
Investments in equity instruments	3,852,107	3,852,107	438,144	43,017	3,370,946

Financial liabilities

Derivatives	284,818	284,818	-	284,818	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

•	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

•	Level 2: Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

•	Level 3: Measurement using models based on variables not obtained from observable market inputs.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills and Corporate Bonds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)              Transfers between hierarchy levels

b.1) Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	12.31.21	12.31.20

Argentine Treasury Bond in pesos adjusted by CER. Maturity 2021	-	94,640

The bond was transferred because it had not been listed on the market the number of days necessary to be considered Level 1.

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy:

12.31.21

Treasury Bond in pesos adjusted by 1.20% CER. Maturity 03-18-2022	4,225,658
Treasury Bond in pesos adjusted by 1.50% CER. Maturity 03-25-2024	12,733,272
Treasury Bond in pesos adjusted by 1.40% CER. Maturity 03-25-2023	9,717,708
Treasury Bond in pesos adjusted by 1.30% CER. Maturity 09-20-2022	10,809,133

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1. As of December 31, 2020, there were no transfers from Level 2 to Level 1.

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists in considering the reference market prices of MAE.

For Argentine Treasury Bonds and Bills, prices are captured from MAE. If bonds have not been traded for the last 10 business days, a theoretical valuation is made, discounting cash flows using the related discount curve.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was determined by the Bank’s Management with the input of the valuation report prepared by an independent expert, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and net of the collection of dividends (Note 2.b) and Note 16).

Corporate Bonds

Fair value measurement of the following corporate bonds held in portfolio:

•        ON Petroquímica (ON PCR G)

•        ON Arcor (ON ARCOR17)

•	ON Vista oil y gas (ON VISTA11)

•        ON Ledesma (ON LDCAO)

•	ON Luz de tres picos (ON LTP1)

•        ON Newsan (ON WNC10O)

The valuation of corporate bonds classified as Level 3 has been determined by the Entity’s Management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year end.

The most relevant unobservable inputs include:

•        Projected BADLAR rates

•        Latest market price

•        Projected Dollar BCRA Communication “A” 3500

•        Projected UVA

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Badlar rate Scenarios	Changes in final price
	ON PCR G	ON WNC10O	ON LDCAO
+ 1%	0.011616%	0.002136%	0.014013%
+ 2%	0.023232%	0.004440%	0.028175%
+ 3%	0.034848%	0.006745%	0.042337%

Latest market price scenarios	Changes in final price
	PCR G	WNC10O	LDCAO	ARCOR17	VISTA11	LTP1
+ 2%	1.930%	1.968%	2.043%	1.997%	2.008%	2.000%
+ 5%	4.826%	4.920%	5.108%	4.994%	5.021%	5.000%
+ 10%	9.652%	9.839%	10.215%	9.987%	10.042%	10.000%

Dollar 3500 Scenarios	Changes in final price
	ON VISTA11	ON LTP1
+ 2%	2.000%	2.000%
+ 5%	5.000%	5.000%
+10%	10.000%	10.000%

UVA Scenarios	Changes in final price
ON ARCOR17
+ 2%	2.000%
+ 5%	5.000%
+10%	10.000%

b.4) Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	12.31.21	12.31.20

Balance at beginning of year	5,155,076	5,281,694

Investments in equity instruments – Prisma Medios de Pago S.A.	-	1,080,912
Derivatives instruments - Put option taken - Prima Medios de Pago S.A.	(1,182,000)	750,180
Other debt securities - Private securities - Corporate bonds	1,041,220	-
Dividends collected	(582,269)	(682,674)
Monetary gain (loss) generated by assets at fair value	(1,593,828)	(1,275,036)

Balance at year-end	2,838,199	5,155,076

c)	Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•       Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

•       Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

•       Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	218,344,920	(1)	-	-	-
Repo transactions	137,548,495	(1)	-	-	-
Other financial assets	12,770,814	(1)	-	-	-
Loans and other financing
Non-financial government sector	740	(1)	-	-	-
Other financial institutions	4,210,155	3,667,538	-	-	3,667,538
Non-financial private sector and residents abroad	374,829,046	369,463,673	-	-	369,463,673
Other debt securities	22,565,485	22,084,903	-	22,084,903	-
Financial assets pledged as collateral	15,666,596	(1)	-	-	-

Financial liabilities

Deposits	708,336,185	699,975,184	-	699,975,184	-
Other financial liabilities	61,592,426	(1)	-	-	-
Financing received from the BCRA and other financial institutions	11,758,005	11,490,026	-	11,490,026	-
Corporate bonds issued	502,975	398,573	-	398,573	-

(1)	The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	229,595,178	(1)	-	-	-
Repo transactions	74,245,015	(1)	-	-	-
Other financial assets	12,939,940	(1)	-	-	-
Loans and other financing
Non-financial government sector	772	(1)	-	-	-
BCRA	9,064	(1)	-	-	-
Other financial institutions	2,649,324	1,826,685	-	-	1,826,685
Non-financial private sector and residents abroad	419,251,255	415,436,375	-	-	415,436,375
Financial assets pledged as collateral	16,562,656	(1)	-	-	-

Financial liabilities

Deposits	721,837,845	715,158,115	-	2,532,537	712,625,578
Other financial liabilities	59,209,439	(1)	-	-	-
Financing received from the BCRA and other financial institutions	14,529,681	14,898,662	-	7,265,248	7,633,414
Corporate bonds issued	1,764,178	1,717,199	-	1,717,199	-

(1) The fair value is not reported as it is considered similar to its accounting value.

44.	Segment reporting

Basis for segmentation

As of December 31, 2021 and 2020, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of December 31, 2021 and 2020:

Group (banking activity) (1)	12.31.21	12.31.20

Loans and other financing	379,039,941	421,910,415
Corporate banking (2)	31,133,205	50,040,327
Small and medium companies (3)	124,854,836	132,922,547
Retail	223,051,900	238,947,541

Other assets	651,154,313	616,519,811
TOTAL ASSETS	1,030,194,254	1,038,430,226

Deposits	708,336,185	721,837,845
Corporate banking (2) (3)	155,726,497	137,516,724
Small and medium companies (2) (3)	148,926,306	153,270,958
Retail	403,683,382	431,050,163

Other liabilities	159,245,356	159,983,412
TOTAL LIABILITIES	867,581,541	881,821,257

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes the Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

45.	Subsidiaries

Below is the information on the Bank's subsidiaries:

Name	Registered office (country)	Interest as of
		12.31.21	12.31.20
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	50.0000%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%

46.	Related parties

a)    Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b)    Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	12/31/2021	12/31/2020
Fees	54,335	76,589
Total	54,335	76,589

b.2) Profit or loss from transactions and balances with key management personnel

	Balances as of		Profit or loss from transactions
	12.31.21	12.31.20	12.31.21	12.31.20

Loans
Overdrafts	-	45	-	-
Credit cards	3,559	7,509	1,080	1,707
Consumer loans	1,105	1,796	235	385

Deposits
Deposits	12,896	49,317	354	1,623

Loans are granted on an arm’s length basis. As of December 31, 2021 and 2020, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of		Profit or loss from transactions
	12.31.21	12.31.20	12.31.21	12.31.20

Cash and deposits in banks	626,770	1,763,407	-	-
Other financial assets(2)	525,435	3,217	-	-
Other non-financial liabilities	21,186,026	10,659,186	4,023,784	1,089,611
Derivative instruments (Liabilities)(1)	-	17,536	598,086	582,408

Off-balance sheet balances

Securities in custody	90,837,919	95,135,597	-	-
Derivative instruments	-	1,396,210	-	-
Sureties granted	1,359,509	4,010,096	7,789	8,990
Guarantees received	1,420,998	5,622,988	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries	Balances as of		Profit or loss from transactions
	12.31.21	12.31.20	12.31.21	12.31.20

Loans and other financing	7,869,047	6,573,137	2,887,105	2,397,469
Other financial assets	659	267	-	-
Deposits	222,247	460,751	126,783	3,746
Other non-financial liabilities	23	35	4,107	2,053
Financing received	-	-	-	14,910
Other operating income	-	-	12,330	13,059

Off-balance sheet balances

Securities in custody	1,905,039	2,221,661	-	-
Sureties granted	281	424	-	-

Associates	Balances as of		Profit or loss from transactions
	12.31.21	12.31.20	12.31.21	12.31.20

Cash and deposits in banks	652	1,410	-	-
Loans and other financing	1,090,347	109,353	1,114,032	2,234,349
Debt securities at fair value through profit or loss	780	7,832	1,739	116,077
Other financial assets	203,259	110,670	-	-
Deposits	827,253	927,742	15,076	9,034
Other non-financial liabilities	432	-		-
Financing received	-	1,338,954	-	4,137
Derivative instruments (Liabilities)	-	-	-	86,708
Corporate bonds issued	-	-	-	37,059
Other operating income	-	-	58,397	62,425

Off-balance sheet balances

Securities in custody	2,037,498	2,288,472	-	2,718
Guaranties received	1,013,348	21,440	-	-
Sureties granted	540	668	-	207

Transactions have been agreed upon on an arm’s length basis. As of December 31, 2021 and 2020, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Financial instruments risks

47.1 Risk policies of financial instruments

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudential level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Argentina expresses the levels and types of risk the Entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

To achieve its goals, BBVA Argentina uses a management model with two guiding principles for the decision-making process:

•	Prudential analysis: related to the management of the various risks acknowledged by the Entity.
•	Anticipation: it refers to the capacity to make decisions foreseeing relevant changes in the environment, the competition and customers that may have an impact in the mid-term.

This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the Entity’s risk profile and the market.

In this regard, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These bodies periodically review credit, financial and operational risks, which may potentially affect the success of BBVA Argentina's activities, and place special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Entity has a formal organizational structure in place, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances by an independent area from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

•       Risk Management

•       Committees

•       Control and Reporting Units

•       Cross-Control Areas

Risk Management

This area is independent from business units. It is in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit (retail and wholesale), financial and non-financial risk management, by following-up and controlling their proper application and by proposing the actions necessary to keep the quality of risks within the defined goals. Some of its main functions are to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

- Active management throughout the risk lifetime.

- Clear processes and procedures.

- Integrated management of all risks through identification and quantification.

- Generation, implementation and dissemination of advanced decision-making support tools.

Committees:

Committees are responsible for risk management. This implies knowledge, assessment, weighting and potential mitigation. BBVA Argentina has an agile and proper structure of committees in charge of managing various risks.

Control and Reporting Units:

Control and monitoring areas are in charge of giving cohesion to credit risk management, and of ensuring that all other risks critical to the Entity are managed in accordance with the established standards.

The main responsibilities of Internal Risks Control are: ensuring there is a proper internal regulatory framework, as well as processes and measures defined for each type of risk; controlling their application and operation; and ensuring the existence of a control environment and its proper implementation and operation are assessed.

The area has a Model Validation team in charge of verifying whether BBVA Argentina's internal risk statistical models are adequate for use, and issuing a grounded and updated opinion on proper use of such models.

The Reporting area is in charge of controlling procedures for risk rating and credit limit requirements; provisioning; determining the risk quota for each segment of economic activity and type of financing; and assessing and following-up fundamental metrics setting forth, in quantitative terms, the principles and general risk profile in the statement of Risk Appetite. In addition, it is in charge of generating reports to support Risk Management’s decisions in compliance with internal and control organizations’ credit policies, as well as of reviewing processes and proposing alternatives.

Cross-Control Areas

The Entity also has cross-control areas for business and support units, such as: Internal Audit, Regulatory Compliance, and Internal Control.

Risk Appetite

Risk Appetite is a key element in financial institutions' management, providing a comprehensive framework for the Entity to determine the risks and level of risks it is willing to take to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics.

Risk Appetite is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

Stress Testing

In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress test program, within the Entity's comprehensive risk management.

Stress test means the evaluation of the Entity's financial position under an adverse but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

Credit Risk

The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.

Credit risk is present in on and off-balance sheet transactions, as well as settlement risk, that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor's or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.

BBVA Argentina defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies, and governments due to the incidence of economic, political, and social events occurring in a foreign country.

Strategy and processes

BBVA Argentina develops a credit risk management strategy defining the goals that will guide its granting activities, the policies to be adopted, and the necessary practices and procedures to carry out those activities.

Additionally, Risk Management annually develops, together with the rest of the Group's management departments, a budget process, including the main variables of credit risk:

-                  Expected growth per portfolio and product.

-                  Changes in the default ratio.

-                  Changes in write-off portfolios.

Thus, the standard expected credit risk values for a term of one year are set. Afterwards, the real values obtained are compared with that budget, to assess both the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Bank’s placement strategy, which are used to follow up credit portfolios. In the event of deviations from the limits set, these are analyzed by the Risk Follow-Up Committees to take the necessary measures.

Admission

BBVA Argentina has credit risk admission policies in place, whereby the criteria for obtaining quality assets, establishing risk tolerance levels, and aligning credit activities with the strategy of BBVA Argentina are defined.

Follow-up

The Bank establishes certain follow-up procedures based on the banking area involved, as the admission stage is not the end of the process. Follow-up is as important as decision-making, since risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

-                  Follow-up on the limit granted: Since customer profiles vary over time, the limits of products purchased are periodically reviewed for the purpose of extending, reducing, or suspending the limit assigned, based on the risk situation.

-                  Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer's situation (position of assets and liabilities, and relationship). Likewise, there is a periodic follow-up on the changes in proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

-                  Follow-up on rating tools: Rating tools rely on the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

-                  Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential improvements in the management, and forecasting the future behavior.

Additionally, the following functions shall be carried out:

-                  Follow-up on specific customers.

-                  Follow-up on products.

-                  Follow-up on units (branches, areas, channels).

-                  Other follow-up actions (samples, control of admission and risk management processes, campaigns).

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up on products, units and other follow-up actions are supplementary to the specific follow-up on customers.

Recovery

BBVA Argentina has Recovery areas which are part of its Retail and Wholesale Risk divisions. The role of these areas is mitigating the severity of credit portfolios, of both the Bank and the companies related to the Entity, as well as contributing to the Bank's results, directly through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction in allowances.

Scope and nature of risk information and/or measurement systems

BBVA Argentina has several tools that are used in credit risk management, allowing for effective risk control and facilitating the whole risk treatment process.

Additional information on the credit quality of assets

Exposure to credit risk

The Group’s exposure to credit risk of loans and overdrafts as per IFRS 9 with allocation by stage according to the classification of assets as of December 31, 2021 and 2020 is as follows:

Exposure to credit risk	December 31, 2021	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	385,426,039	331,632,183	44,555,339	9,238,517

Wholesale	165,375,093	146,282,015	15,609,388	3,483,690
- Company Banking	93,325,137	83,205,919	8,485,980	1,633,238
- Corporate and investment banking	58,197,739	50,147,069	6,320,490	1,730,180
- Local and International	1,367	995	29	343
- SMEs	13,850,850	12,928,032	802,889	119,929

Retail	220,050,946	185,350,168	28,945,951	5,754,827
- Overdrafts	626,264	412,038	117,735	96,491
- Credit cards	151,043,597	133,242,253	15,457,420	2,343,924
- Consumer loans	40,349,507	31,560,189	6,063,168	2,726,150
- Pledge loans	2,460,286	2,270,311	116,448	73,527
- Mortgage loans	25,562,122	17,856,861	7,191,102	514,159
- Finance leases	2,834	2,756	78	-
- Other	6,336	5,760	-	576

Financial assets at fair value through OCI	1,359,517	1,359,517	-	-

- Debt securities	1,359,517	1,359,517	-	-

Total financial assets	386,785,556	332,991,700	44,555,339	9,238,517

Loan commitments and financial guarantees	89,022,590	82,516,584	6,467,260	38,746

Wholesale	16,935,421	14,559,615	2,366,930	8,876
- Company Banking	7,805,532	6,678,895	1,121,400	5,237
- Corporate and investment banking	5,416,826	4,843,666	573,160	-
- Local and International	2,138,516	1,691,301	447,215	-
- SMEs	1,574,547	1,345,753	225,155	3,639

Retail	72,087,169	67,956,969	4,100,330	29,870
- Overdrafts	7,075,146	6,868,771	206,212	163
- Credit cards	64,568,415	60,774,215	3,765,007	29,193
- Mortgage loans	411,754	282,838	128,402	514
- Other	31,854	31,145	709	-

Total loan commitments and financial guarantees	89,022,590	82,516,584	6,467,260	38,746

Total exposure to credit risk	475,808,146	415,508,284	51,022,599	9,277,263

Exposure to credit risk	December 31, 2020	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	417,669,548	350,580,700	59,190,889	7,897,959

Wholesale	181,370,290	159,611,205	17,360,388	4,398,697
- Company Banking	98,546,287	89,436,398	7,031,014	2,078,875
- Corporate and investment banking	77,019,871	64,880,096	9,986,179	2,153,596
- Local and International	5,342	4,809	14	519
- SMEs	5,798,790	5,289,902	343,181	165,707

Retail	236,299,258	190,969,495	41,830,501	3,499,262
- Overdrafts	600,696	338,289	88,894	173,513
- Credit cards	163,607,070	131,845,039	30,287,816	1,474,215
- Consumer loans	41,779,084	32,316,473	7,738,715	1,723,896
- Pledge loans	2,291,144	2,126,056	113,445	51,643
- Mortgage loans	28,016,348	24,340,030	3,600,399	75,919
- Finance leases	4,018	2,774	1,215	29
- Other	898	834	17	47

Financial assets at fair value through OCI	5,849	5,849	-	-

- Debt securities	5,849	5,849	-	-

Total financial assets	417,675,397	350,586,549	59,190,889	7,897,959

Loan commitments and financial guarantees	94,379,518	86,976,160	7,389,845	13,513

Wholesale	22,797,800	21,422,994	1,363,276	11,530
- Company Banking	7,088,863	6,807,413	272,121	9,329
- Corporate and investment banking	8,576,144	8,248,211	327,205	728
- Local and International	6,363,672	5,630,780	732,892	-
- SMEs	769,121	736,590	31,058	1,473

Retail	71,581,718	65,553,166	6,026,569	1,983
- Overdrafts	7,504,050	7,357,531	146,430	89
- Credit cards	63,592,711	57,791,712	5,799,105	1,894
- Mortgage loans	437,271	390,530	46,741	-
- Other	47,686	13,393	34,293	-

Total loan commitments and financial guarantees	94,379,518	86,976,160	7,389,845	13,513

Total exposure to credit risk	512,054,915	437,562,709	66,580,734	7,911,472

Information on the credit quality of assets

The Group’s analysis of credit quality of loans and overdrafts under IFRS 9 with allocation of risk as of December 31, 2021 and 2020 is as follows:

Credit quality	December 31, 2021	December 31, 2020

Wholesale
- Low risk	133,952,952	136,658,665
- Medium risk	41,292,855	40,038,038
- High risk	3,572,141	23,061,160
- Non-performing	3,492,566	4,410,227
Total wholesale	182,310,514	204,168,090

Retail
- Low risk	219,098,052	194,959,570
- Medium risk	65,951,676	103,514,198
- High risk	1,303,690	5,905,963
- Non-performing	5,784,697	3,501,245
Total retail	292,138,115	307,880,976

Debt securities
- Corporate bonds (B)	911,442	-
- Corporate bonds (CCC+)	448,075	5,849
Total debt securities	1,359,517	5,849

Total exposure to credit risk	475,808,146	512,054,915

Credit risk hedging

Risk hedging and/or mitigation policy

Although risk hedges and/or mitigation with additional guarantees are an important factor when granting loans, the main factor to decide is if the customer has sufficient generation of funds to pay for the obligations agreed.

The beneficiary's repayment capacity by generating sufficient resources is above any other consideration. Thus, the risk decision is based on the borrower's payment capacity to timely and duly comply with all the financial obligations assumed, based on income obtained from its customary business or income source, without relying on sureties, guarantors or assets pledged as collateral.

In addition to the policies and follow-ups, BBVA Argentina uses collateral, comfort letters and covenants as risk mitigating tools.

Collateral

Upon assessing collateral, BBVA Argentina carefully analyzes if it is appropriate. Along this line, the milestones to update the value of collateral apply under prudential principles.

Regarding the types of collateral managed by BBVA Argentina, the following stand out:

-	Guarantees: It includes sureties or unsecured instruments.

-	Joint and several guarantee: Upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

-	Joint guarantee: In this case the guarantors and debtholders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

-	Security interest: It includes guarantees based on tangible assets, which are classified as follows:

-            Mortgages: A mortgage does not change the debtor's unlimited liability, who remains fully liable. They are documented pursuant to the Bank's internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

-            Pledges: This includes chattel mortgages of motor vehicles or machinery, as well as liens on Time Deposits and Mutual Funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Bank hedges against the variation in the value of the pledge.

Loan commitments

To meet the specific financial needs of customers, the Group's credit policy also includes, among others, granting collateral, surety, warranties, letters of credit and secured loans (recorded in debit accounts pursuant to accounting standards of the BCRA). Although these transactions are not recognized in the Consolidated Statement of Financial Position because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group's total risk.

As of December 31, 2021 and 2020, the Group holds the following contingent transactions:

	12.31.21	12.31.20

Liabilities related to foreign trade transactions	2,397,650	95,724
Secured loans	2,344,706	7,811,373
Unused overdrafts and loans granted	1,141,733	1,239,326
Guarantees granted	854,094	1,130,770

	6,738,183	10,277,193

Hedging based on netting of on and off-balance sheet transactions

The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the execution of master agreements (for instance, ISDA or CMOF) for the derivatives business, including the netting of off-balance sheet transactions.

The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

Main types of guarantors and counterparties of credit derivatives

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable, and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, and resident and non-resident companies, including insurance companies.

Concentration of the market or credit risk through the instruments used to mitigate credit risk

The Entity classifies the collateral received pursuant to the regulations in force of the BCRA into:

-	Preferred Collateral “A”
-	Preferred Collateral “B”
-	Other Collateral (not included in the sections above)

Collateral received for loans are reported in Exhibit “B” to these consolidated financial statements.

Credit quality of financial assets which are not past due or impaired

The Group relies on certain tools (“scoring” and “rating”) to classify the credit quality of its transactions and customers, based on an assessment and subsequent mapping to probability of default (“PD”) scales. In analyzing the PD performance, the Group relies on certain monitoring tools and historical databases that contain relevant information generated in-house. These tools can be grouped in scoring and rating models. The main difference between both lies in the fact that scoring models are used to assess retail products, while rating models are intended for wholesale banking customers.

The Group calculates these different levels and their associated probabilities of default by reference to rating scales and default rates. These calculations establish the PD levels for the Bank's Master Rating Scale. Even though this scale is common to the whole Group, adjustments (mapping of scores to PD sections / Master Rating Scale levels) are made at the tool level per each country where the Group has tools available.

Financial Risks

Financial Risk applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with follow-up and control on its proper application, and proposing the necessary actions to maintain the quality of risk within the defined risk appetite.

The financial risks management model of BBVA Argentina consists of the Market Risk, Structural Risk and Economic Capital Areas, which are coordinated for risks control and follow-up.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial risks is completed with a scheme of committees, in which it participates, created for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

-	Assets and liabilities Committee (ALCO)
-	Risk Management Committee (RMC)
-	Financial Risks Committee (FRC)

BBVA Argentina has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

Market Risk

BBVA Argentina considers market risk as the likelihood of losing value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Entity is exposed to are as follows:

•	Interest rate risk: From exposure to changes in the various interest rate curves.
•	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the financial statements currency create foreign exchange risk.

The main market risk metric is VaR (“Value at Risk”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.

Current management structure and procedures in force include follow-up on a limit and alert arrangement in terms of VaR, economic capital, stress and stop loss.

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and action procedures based on the exceeded threshold.

The market risk measurement perimeter is the trading book managed by the Global Markets unit. The trading book mainly consists of:

Argentine Government Securities (Argentine Treasury bonds and bills).

Argentine Central Bank Bills.

Corporate Bonds.

Foreign exchange spot.

Derivatives (Exchange rate Futures and Forwards).

The following tables show changes in total VaR and VaR per risk factors.

VaR (in millions of pesos)

	12.31.21	12.31.20
Average	222.66	226.41
Minimum	37.04	27.42
Maximum	504.43	431.58
Closing	88.76	225.50

VaR per risk factors – (in millions of pesos)

VaR Interest rate	12.31.21	12.31.20
Average	211.15	108.68
Minimum	5.75	6.97
Maximum	503.39	406.57
Closing	90.95	237.23

VaR Exchange rate	31.12.21	31.12.20
Average	43.11	187.62
Minimum	0.99	2.93
Maximum	157.89	377.09
Closing	1.29	137.98

Currency risk

The position in foreign currency is shown below:

ACCOUNTS	TOTAL	AS OF 12.31.21 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.21	Dollar	Euro	Real	Other	12.31.20

Cash and deposits in banks	149,812,068	144,643,571	4,991,239	37,497	139,761	173,513,526
Debt securities at fair value through profit or loss	-	-	-	-	-	949
Other financial assets	2,888,425	2,881,028	7,397	-	-	3,341,544
Loans and other financing	19,033,920	19,001,344	32,576	-	-	42,155,402
Non-financial government sector	13	13	-	-	-	26
Other financial institutions	168,341	168,341	-	-	-	623,980
Non-financial private sector and residents abroad	18,865,566	18,832,990	32,576	-	-	41,531,396
Other debt securities	2,148,773	2,148,773	-	-	-	-
Financial assets pledged as collateral	5,624,419	5,624,419	-	-	-	7,119,348
Investments in equity instruments	35,844	35,844	-	-	-	42,676

TOTAL ASSETS	179,543,449	174,334,979	5,031,212	37,497	139,761	226,173,445

ACCOUNTS	TOTAL	AS OF 12.31.21 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	12.31.21	Dollar	Euro	Real	Other	12.31.20

Deposits	166,231,580	163,082,499	3,149,081	-	-	207,456,770
Non-financial government sector	3,212,294	3,194,578	17,716	-	-	3,489,131
Financial sector	34,913	34,013	900	-	-	76,828
Non-financial private sector and residents abroad	162,984,373	159,853,908	3,130,465	-	-	203,890,811
Other financial liabilities	10,274,557	9,825,251	432,107	-	17,199	15,677,370
Financing received from the BCRA and other financial institutions	508,751	508,751	-	-	-	3,412,396
Other non-financial liabilities	4,323,448	3,301,024	1,022,424	-	-	1,724,778

TOTAL LIABILITIES	181,338,336	176,717,525	4,603,612	-	17,199	228,271,314

The notional amounts of the foreign currency forward and forward transactions are reported below:

	12.31.21	12.31.20

Foreign currency forwards

Foreign currency forward purchases - US$	1,189,085	1,011,403
Foreign currency forward sales - US$	1,129,832	978,794
Foreign currency forward sales - Euros	11,432	6,834

Interest rate swaps

Fixed rate for floating rate (1)	180,000	-

(1) Floating rate: Badlar rate is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Argentina.

The process to manage this risk has a limit structure to keep the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

•	Margin at Risk (MaR): It quantifies the maximum loss which may be recorded in the financial margin projected over 12 months under the worst-case scenario of rate curves for a certain level of confidence.
•	Economic Capital (EC): It quantifies the maximum loss which may be recorded in the Entity's economic value under the worst-case scenario of rate curves for a certain level of confidence.

The Bank additionally carries out a sensitivity analysis on the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the progress of the sensitivity of the economic value (SEV), given a variation of +100 basis points in relation to the Core Capital:

SEV +100 bps

	12.31.21	12.31.20
Year-end	0.95%	0.38%
Minimum	0.54%	0.17%
Maximum	1.34%	0.47%
Average	0.81%	0.34%

The following table shows the progress of the sensitivity of the financial margin (SFM), given a variation of -100 basis points in relation to the 12-month projected margin:

SFM -100 bps

	12.31.21	12.31.20
Year-end	0.97%	1.00%
Minimum	0.72%	0.56%
Maximum	1.22%	1.00%
Average	0.95%	0.82%

Liquidity and financing risk

Liquidity risk is defined as the possibility that the Entity may not efficiently meet its payment obligations, without incurring significant losses that may affect its daily operations or its financial position.

The short-term purpose of the liquidity and financing risk management process at BBVA Argentina is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the Entity's reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors. In the medium and long term, such process is aimed at watching for the suitability of the financial structure of the Bank and its changes, according to the economic situation, the markets, and the regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD (Loan to Stable Customers Deposits): It measures the relationship between the net credit investment and the customers’ stable resources and is set forth as the key metric of risk appetite. The goal is to preserve a stable financing structure in the medium and long term.

LCR (Liquidity Coverage Ratio): It measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Argentina, as established in the regulations issued by the BCRA, “A” 5693, calculates the liquidity coverage coefficient daily.

Changes in LCR ratios are summarized below:

	12.31.21	12.31.20
LCR	320%	314%

Concentration of deposits as of December 31, 2021 and 2020 is exposed in Exhibit H to these consolidated financial statements.

The following charts show the breakdown by term of loans, other financing and financial liabilities considering the total contractual amounts to their due date, as of December 31, 2021 and 2020:

	Assests - Exhibit D (*)		Liabilities - Exhibit I (*)
	12.31.21	12.31.20	12.31.21	12.31.20

Up to 1 month	187,818,052	213,909,599	700,453,378	714,204,052
From 1 month to 3 months	57,212,107	56,163,098	35,849,052	39,471,310
From 3 months to 6 months	46,817,496	46,392,316	56,544,111	47,550,744
From 6 months to 12 months	46,923,113	50,017,719	2,981,056	4,254,662
From 12 months to 24 months	38,875,143	51,010,027	3,342,302	3,233,699
More than 24 months	64,677,955	65,882,381	3,671,794	6,407,841
TOTAL	442,323,866	483,375,140	802,841,693	815,122,308

(*) The figures of this chart include the amounts for interest accrued and to be accrued. For floating-rate instruments, interest was calculated using the current rate.

In addition, the Bank has issued financial guarantees and credit commitments with the following breakdown by term considering their maturity date as of December 31, 2021 and 2020:

	12/31/2021	12/31/2020

Up to 1 month	293,488,653	312,617,268
From 1 month to 3 months	1,379,251	1,057,811
From 3 months to 6 months	564,901	1,383,985
From 6 months to 12 months	545,896	4,251,525
From 12 months to 24 months	136,243	278,232
More than 24 months	632,380	959,232
	296,747,324	320,548,053

The amounts of the Group's financial assets and liabilities, which are expected to be collected or paid twelve months after the reporting date, are disclosed below:

Financial assets	12.31.21	12.31.20

Debt securities at fair value through profit or loss	-	1,958
Other financial assets	3,424,512	-
Loans and other financing	103,553,098	116,892,408
Other debt securities	25,149,891	43,111,129
Financial assets pledged as collateral	4,477,564	-
Total	136,605,065	160,005,495

Financial liabilities

Deposits	25,213	31,139
Other financial liabilities	4,311,667	6,530,147
Financing received from BCRA and other financial institutions	2,576,621	2,579,467
Corporate bonds issued	100,595	500,786
Total	7,014,096	9,641,539

47.2   Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of December 31, 2021 and 2020:

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	350,586,549	52,773,470	6,417,419	4,127,891	3,770,068	417,675,397

Inter-stage transfers:
From stage 1 to stage 2	(103,067,488)	103,221,617	-	-	-	154,129
From stage 2 to stage 1	78,808,155	(74,750,141)	(2,713,765)	-	-	1,344,249
From stage 1 or 2 to stage 3	(1,481,724)	(13,079,556)	(225,215)	14,624,049	229,684	67,238
From stage 3 to stage 1 or 2	218,271	562,666	12,776	(2,025,068)	(153,585)	(1,384,940)
Changes without inter-stage transfers	(6,997,844)	(8,096,151)	5,863,083	(1,610,108)	389,339	(10,451,681)
New originated financial assets	377,900,264	12,191,196	4,064,415	618,419	646,986	395,421,280
Reimbursements	(238,907,431)	(17,372,961)	(6,506,735)	(1,596,660)	(652,300)	(265,036,087)
Write-offs	1	274	-	(5,278,113)	(60,190)	(5,338,028)
Foreign exchange differences	4,508,388	2,340,419	780,431	1,665	202,368	7,833,271
Inflation adjustment	(128,575,441)	(18,312,120)	(2,615,783)	(2,654,836)	(1,341,092)	(153,499,272)

Balances as of 12.31.21	332,991,700	39,478,713	5,076,626	6,207,239	3,031,278	386,785,556

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	344,777,962	37,612,105	3,570,279	7,817,982	7,800,313	401,578,641

Inter-stage transfers:
From stage 1 to stage 2	(135,610,822)	136,219,402	196,592	-	-	805,172
From stage 2 to stage 1	88,732,117	(86,008,558)	(60,786)	-	-	2,662,773
From stage 1 or 2 to stage 3	(940,798)	(8,544,922)	(3,006,467)	10,887,412	3,084,594	1,479,819
From stage 3 to stage 1 or 2	1,130,316	1,143,339	(2,136)	(2,656,501)	(56,709)	(441,691)
Changes without inter-stage transfers	(74,157,856)	(13,442,071)	5,655,441	3,546,866	(5,031,558)	(83,429,178)
New originated financial assets	559,894,998	31,969,229	2,015,984	806,635	9,509,650	604,196,496
Reimbursements	(335,594,630)	(38,025,120)	(977,042)	(7,694,369)	(5,642,719)	(387,933,880)
Write-offs	-	12	-	(6,503,338)	(5,707,846)	(12,211,172)
Foreign exchange differences	12,394,542	7,262,834	838,819	58,580	1,102,979	21,657,754
Inflation adjustment	(110,039,280)	(15,412,780)	(1,813,265)	(2,135,376)	(1,288,636)	(130,689,337)

Balances as of 12.31.20	350,586,549	52,773,470	6,417,419	4,127,891	3,770,068	417,675,397

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	86,976,160	7,235,777	154,068	12,767	746	94,379,518

Inter-stage transfers:
From stage 1 to stage 2	(17,053,375)	14,945,617	-	-	-	(2,107,758)
From stage 2 to stage 1	16,601,710	(14,915,384)	(147,516)	-	-	1,538,810
From stage 1 or 2 to stage 3	(107,443)	(101,189)	(955)	145,440	-	(64,147)
From stage 3 to stage 1 or 2	44,933	48,726	-	(86,996)	-	6,663
Changes without inter-stage transfers	9,710,341	2,748,657	289,990	(3,860)	(564)	12,744,564
New originated financial assets	93,818,187	1,788,445	153,411	12,953	-	95,772,996
Reimbursements	(76,859,379)	(2,595,208)	(275,211)	(29,568)	-	(79,759,366)
Write-offs	-	-	-	(141)	-	(141)
Foreign exchange differences	1,287,885	112,574	35,123	-	-	1,435,582
Inflation adjustment	(31,902,435)	(2,898,143)	(111,522)	(11,888)	(143)	(34,924,131)

Balances as of 12.31.21	82,516,584	6,369,872	97,388	38,707	39	89,022,590

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	92,086,562	9,704,316	287,646	67,210	11	102,145,745

Inter-stage transfers:
From stage 1 to stage 2	(21,453,425)	19,951,237	-	-	-	(1,502,188)
From stage 2 to stage 1	14,939,522	(13,360,000)	(189)	-	-	1,579,333
From stage 1 or 2 to stage 3	(53,860)	(70,840)	(952)	70,814	2,251	(52,587)
From stage 3 to stage 1 or 2	92,935	25,714	12	(91,063)	(601)	26,997
Changes without inter-stage transfers	7,111,816	(1,207,513)	(179,664)	(9,185)	(773)	5,714,681
New originated financial assets	51,230,563	4,768,552	149,648	3,506	-	56,152,269
Reimbursements	(31,312,059)	(10,183,153)	(37,449)	(20,622)	(53)	(41,553,336)
Write-offs	-	-	-	(83)	(9)	(92)
Foreign exchange differences	1,285,102	354,907	16,499	-	-	1,656,508
Inflation adjustment	(26,950,996)	(2,747,443)	(81,483)	(7,810)	(80)	(29,787,812)

Balances as of 12.31.20	86,976,160	7,235,777	154,068	12,767	746	94,379,518

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	7,819,028	5,536,265	604,743	3,410,094	2,351,983	19,722,113

Inter-stage transfers:
From stage 1 to stage 2	(3,822,610)	11,443,950	-	-	-	7,621,340
From stage 2 to stage 1	2,078,199	(7,414,524)	(261,280)	-	-	(5,597,605)
From stage 1 or 2 to stage 3	(133,126)	(4,184,409)	(36,913)	8,980,351	57,171	4,683,074
From stage 3 to stage 1 or 2	17,500	73,129	8,136	(1,347,622)	(78,612)	(1,327,469)
Changes without inter-stage transfers	(5,044,784)	(1,789,909)	590,673	999,687	1,329,415	(3,914,918)
New originated financial assets	12,279,049	2,443,064	408,042	437,835	347,557	15,915,547
Reimbursements	(8,033,154)	(1,919,565)	(532,745)	(1,150,912)	(375,529)	(12,011,905)
Write-offs	-	(4)	-	(4,454,171)	(51,595)	(4,505,770)
Foreign exchange differences	129,349	123,676	61,761	884	120,462	436,132
Inflation adjustment	(2,223,521)	(1,862,554)	(241,417)	(2,305,998)	(918,759)	(7,552,249)

Balances as of 12.31.21	3,065,930	2,449,119	601,000	4,570,148	2,782,093	13,468,290

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	7,620,884	3,702,901	367,971	5,708,216	6,115,532	23,515,504

Inter-stage transfers:
From stage 1 to stage 2	(4,168,550)	15,210,426	40,455	-	-	11,082,331
From stage 2 to stage 1	2,567,855	(8,660,797)	(7,002)	-	-	(6,099,944)
From stage 1 or 2 to stage 3	(52,683)	(2,756,171)	(953,832)	6,391,906	1,582,069	4,211,289
From stage 3 to stage 1 or 2	29,489	111,846	(2,106)	(1,553,898)	(57,654)	(1,472,323)
Changes without inter-stage transfers	(2,420,137)	(238,433)	1,233,146	5,788,422	(3,978,107)	384,891
New originated financial assets	17,861,766	3,847,526	217,560	481,981	9,557,233	31,966,066
Reimbursements	(12,054,121)	(5,043,763)	(118,101)	(6,710,913)	(5,053,818)	(28,980,716)
Write-offs	-	-	-	(5,155,271)	(5,860,293)	(11,015,564)
Foreign exchange differences	616,097	754,767	122,838	50,088	1,074,663	2,618,453
Inflation adjustment	(2,181,572)	(1,392,037)	(296,186)	(1,590,437)	(1,027,642)	(6,487,874)

Balances as of 12.31.20	7,819,028	5,536,265	604,743	3,410,094	2,351,983	19,722,113

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	1,479,490	542,836	24,317	11,136	1,961	2,059,740

Inter-stage transfers:
From stage 1 to stage 2	(394,456)	1,198,210	-	-	-	803,754
From stage 2 to stage 1	299,189	(1,061,679)	(25,104)	-	-	(787,594)
From stage 1 or 2 to stage 3	(3,113)	(18,994)	(18)	99,681	8,765	86,321
From stage 3 to stage 1 or 2	1,176	3,063	-	(65,123)	-	(60,884)
Changes without inter-stage transfers	(1,123,000)	(158,165)	38,599	(1,313)	(10,500)	(1,254,379)
New originated financial assets	2,394,510	100,001	23,387	8,669	-	2,526,567
Reimbursements	(1,667,168)	(138,953)	(20,015)	(19,727)	-	(1,845,863)
Write-offs	-	-	-	(125)	-	(125)
Foreign exchange differences	29,859	5,628	2,747	-	-	38,234
Inflation adjustment	(487,211)	(203,697)	(12,128)	(8,856)	(226)	(712,118)

Balances as of 12.31.21	529,276	268,250	31,785	24,342	-	853,653

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	1,101,060	687,713	23,073	49,344	312	1,861,502

Inter-stage transfers:
From stage 1 to stage 2	(505,075)	1,879,519	-	-	-	1,374,444
From stage 2 to stage 1	409,864	(1,181,325)	(385)	-	-	(771,846)
From stage 1 or 2 to stage 3	(2,776)	(10,958)	(1,531)	45,340	3,832	33,907
From stage 3 to stage 1 or 2	2,925	2,196	82	(63,552)	(1,168)	(59,517)
Changes without inter-stage transfers	228,424	(117,288)	(789)	(4,296)	(103)	105,948
New originated financial assets	1,248,839	333,145	18,433	3,102	-	1,603,519
Reimbursements	(697,056)	(873,208)	(5,346)	(13,402)	(242)	(1,589,254)
Write-offs	-	-	-	(68)	(193)	(261)
Foreign exchange differences	46,022	15,936	1,940	-	-	63,898
Inflation adjustment	(352,737)	(192,894)	(11,160)	(5,332)	(477)	(562,600)

Balances as of 12.31.20	1,479,490	542,836	24,317	11,136	1,961	2,059,740

Measurement of expected credit loss

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward-looking perspective (including the economic forecast).

Therefore, the recognition and measurement of ECL is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk parameters adjusted by macroeconomic scenarios

ECL must include forward-looking macroeconomic information. The Group uses the credit risk parameters probability of default (PD), loss-given default (LGD) and exposure at default (EAD) in order to calculate the ECL for the credit portfolios.

The Group´s methodological approach in order to incorporate the forward-looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

Step 1: Analysis and transformation of time series data.
Step 2: For each dependent variable, find conditional forecasting models that are economically consistent.
Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters are:

The net income of families, corporations or public administrations.
The payment amounts on outstanding loans’ principal and interest.

The Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the two variables can be used, and only core macroeconomic indicators should be selected as first choice: for a) using Real GDP Growth can be seen as the single sufficient “factor” required for capturing the influence of all potentially relevant macro-financial scenario on internal PDs; for b) using the most representative short term interest rate or exchange rates expressed in real terms.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity, but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of ECL by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research team produces forecasts of macroeconomic variables under a baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, the internal capital adequacy assessment process (ICAAP) and risk appetite framework, stress testing, etc.

Additionally, the BBVA Research team produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

For each of the macroeconomic variables (GDP or interest rate or exchange rate), the BBVA Research team produces three scenarios.

Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

The approach of the Group consists in using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting) and then applying upside and downside scenarios by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that, in general, it is expected that the effect of the overlay will increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL.

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-related-card financings benefitted from the deferral of unpaid installments from April 2020 up to the final loan maturity. The measure was lifted in March 2021, thus deferrals are no longer applied.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

Affected Portfolio		Loss from changes in contractual cash flows
	Balance as of	Balance as of	Variation	Inflationary	Balance as of
	12/31/2021	12/31/2020		effect	12/31/2021

UVA-indexed Mortgage Loans	25,008,737	681,039	330,936	(283,618)	728,357

UVA-indexed Pledge Loans	511,312	10,718	5,991	(4,560)	12,149

		691,757	336,927	(288,178)	740,506

Concerning credit cards, outstanding balances as of April 2020 and September 2020 were required to be rescheduled in nine equal and consecutive installments, with a three-month grace period. The former were due in April 2021, whereas the latter were due in September 2021. The due date deferral did not result in stage improvements in any case.

The parameters of the ECL measurement model were not affected. Credit quality ratios did not show impairment as a consequence of the aid measures promoted by the national authorities. Given the pandemic and lockdown scenario, there were no relevant impacts on ECL directly related to COVID 19.

Refinancing and restructuring agreements

Policies and principles on refinancing and restructuring agreements

The Group enters into refinancing and restructuring agreements with customers who so request in order to help them repay their outstanding loans, if these customers are or expect to be in financial distress to honor their future loan payments.

The basic goal of a refinancing and restructuring agreement is helping customers achieve financial health over time, by adjusting the repayment schedule of their loans borrowed from the Group to their new cash flow generation capacity. The use of refinancing and restructuring agreements for other purposes, such as deferring loss recognition, is contrary to the Group's policies.

The Group's refinancing and restructuring policies are based on the following general principles:

A refinancing and restructuring agreement will be authorized on the basis of the customer's capacity to fulfill the new instalment plan. The first step in doing so is identifying the root-cause of the financial distress, followed by an analysis of the customer's feasibility, including an updated review of that customer's financial situation, payment capacity and cash generation ability. If the customer is a business, the analysis will also cover the industry in which it operates.

To the extent possible, the Group will try to secure new guarantees and/or guarantors of demonstrable creditworthiness to provide further support to the agreement. An essential part of this process is reviewing the effectiveness of the new and original guarantees.

This analysis is carried out from the customer's or the group's overall perspective.

Generally, refinancing and restructuring agreements do not increase the amount of a customer's loan, except for the expenses associated to the agreement itself.

Loan refinancing and restructuring decisions are not delegated to branches, but are rather made by the pertinent risk units.

Decisions are periodically reviewed to check whether they are fully consistent with the applicable refinancing and restructuring policies.

For retail customers (individuals), the main goal of the Group's loan refinancing and restructuring policy is preventing a default due to the customer's temporary liquidity problems, by implementing structural solutions that do not increase the customer's outstanding loan balance. The required solution is customized to each particular case, offering facilities to repay the loan in accordance with the following criteria:

-	Restructuring/refinancing feasibility analysis based on the customer's payment willingness and capacity, which may be impaired but not nil. Therefore, the customer should at least repay interest on the agreement in all cases. No agreement may be entered into if that agreement provides a grace period for both principal and interest.
-	Loan refinancing and restructuring agreements are only allowed when the loans were originally subscribed by the Group.
-	Customers subject to refinancing and restructuring agreements are excluded from marketing campaigns of any kind or nature.

Within the context of a refinancing or restructuring arrangement, cure period is defined as the 1-year term following the later of:

-	The time at which the restructuring measures are to be postponed.
-	The time at which the exposure has been classified as defaulted.
-	The end of the grace period included in the restructuring agreements.

In addition, this period may not be shorter than the period during which the customer has made the material payment.

During the cure period, financing arrangements will have assigned a 100% PD and will be classified in Stage 3.

At the end of the Stage 3 cure period, the contract refinancing and restructuring will be transferred to Stage 2 for two additional years.

48.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall annually set aside 20% of the year's profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings,” provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated upon the first-time adoption of IFRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings.”

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019 and January 31, 2020, the BCRA issued Communications “A” 6768 and “A” 6886, which set forth that as from August 30, 2019, financial institutions are required to have the BCRA’s authorization to distribute their profits allocated to the payment of dividends.

Finally, since March 19, 2020, by means of successive extensions, the BCRA has suspended the distribution of profits by financial institutions until December 31, 2021 (Communication “A” 7427).

Since January 1, 2022 and until December 31, 2022, financial institutions are allowed to distribute profits for up to 20% of the amount that would have been applicable had the current rules been applied. Such distribution shall be made in 12 equal, monthly and consecutive installments, once the BCRA’s authorization has been obtained.

49.	Restricted assets

As of December 31, 2021 and 2020, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	12.31.21	12.31.20

Argentine Treasury Bond adjusted by CER. Maturity 2023	23,603	42,569
Argentine Treasury Bond adjusted by CER. Maturity 2024	111,000	97,357
	134,603	139,926

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 20,281,059 and 27,037,952 as of December 31, 2021 and 2020, respectively (see Note 14).

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has an 8.1960% share of the corporate stock as of December 31, 2021 (BCRA Communication “B” 12152).

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall monthly contribute to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of December 31, 2021 and 2020, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 1,126,106 and 1,051,597, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from 450,000 pesos to 1,000,000 pesos, effective March 1, 2019. Furthermore, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 whereby it increased such amount to 1,500,000 pesos, effective May 1, 2020.

51.	Minimum cash and minimum capital requirements

51.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	12.31.21	12.31.20

Balances at the BCRA
BCRA – current account – not restricted	141,859,808	129,727,266
BCRA – special guarantee accounts – restricted (Note 11)	7,297,680	6,873,561

	149,157,488	136,600,827

Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	22,565,485	21,855,036

Liquidity Bills – BCRA	107,693,328	135,674,610

TOTAL	279,416,301	294,130,473

The balances disclosed are consistent with those reported by the Bank.

51.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	12.31.21	12.31.20

Credit risk	40,382,290	43,050,276
Operational risk	14,672,840	13,220,312
Market risk	225,789	366,106

Paid-in	138,878,380	134,895,335
Surplus	83,597,461	78,258,641

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent - Comprehensive” shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The cash contra-account amount includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of December 31, 2021 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account.” As of December 31, 2021 and 2020, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 61,640, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of December 31, 2021 and 2020, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

53.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of December 31, 2021 and 2020, the assets of Diagonal Trust amount to 2,427 and 3,664, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 6,305 as of December 31, 2021 and 2020, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 398,702 and 538,618 as of December 31, 2021 and 2020, respectively, and consist of cash, creditors' rights, real estate and shares.

55.	Mutual funds

As of December 31, 2021 and 2020, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 88,088,637 and 42,632,242, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual Fund	12.31.21	12.31.20

FBA Renta Pesos	175,774,867	144,710,759
FBA Renta Fija Plus	16,660,729	657,044
FBA Ahorro Pesos	3,045,083	1,218,939
FBA Calificado	908,946	846,482
FBA Bonos Argentina	788,443	391,437
FBA Acciones Argentinas	718,051	710,078
FBA Acciones Latinoamericanas	527,456	671,237
FBA Horizonte	368,962	962,470
FBA Renta Mixta	291,647	89,475
FBA Bonos Globales	118,674	303,773
FBA Gestión I	35,101	41,421
FBA Renta Pública I	26,615	2,451
FBA Horizonte Plus	20,183	47,133
FBA Retorno Total I	20,128	41,815
FBA Renta Fija Local	2,077	2,451
FBA Renta Fija Dólar Plus	-	209,658

	199,306,962	150,906,623

The subsidiary BBVA Asset Management Argentina S.A.U. acts as a mutual fund manager, authorized by the CNV, which registered that company as a mutual fund management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•        “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution.

•        “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal.

•        “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•        “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•        "BBVA Banco Francés S.A. over breach of Law 19359". Administrative proceedings for Foreign Exchange Offense initiated by the B.C.R.A. notified on March 15, 2021 and identified under No. 7545, file No. 381/22/21. The charge consists of the alleged breach of Communication "A" 6770, corresponding to transactions carried out by the companies MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. challenges transactions for a total amount of US$ 800,000, alleging the alleged breach of Communication "A" 6770, paragraph 11, when three exchange transactions were carried out under concept code P8 (Other financial loans) in order to pre-cancel a financial loan from a loan agreement entered into on April 5, 2019 whose original maturity date was April 5, 2021. The latter included an addendum executed on October 18, 2019 modifying the third clause of the aforementioned loan agreement and setting the payment date of the principal on October 18, 2019. According to the B.C.R.A., this would be an early cancellation in breach of the aforementioned rule. (ii) TELECENTRO S.A. challenges a transaction for the amount of US$ 185,724, alleging the alleged breach of Communication "A" 6770, paragraph 12, when a transaction was carried out under concept code B07 (payments in view of imports of goods) was carried out, which pre-paid on October 24, 2019, a commercial debt arising from two invoices that had payment date on October 29, 2019. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers who held the positions described below as of the date of the alleged facts: (i) the Foreign Trade Manager and (ii) an officer of the Area. The relevant answers to the charges were filed.

•        Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 24, 2021 and identified under No. 1587, file No. 188/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3). (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Capital management and corporate governance transparency policy
I.	Board of Directors

According to BBVA Argentina S.A.'s bylaws, the Entity shall be managed by a Board of Directors composed of a minimum of three and a maximum of nine directors, as set forth by the Annual Shareholders’ Meeting at each time, for a term of three years, with the option for reelection. The Shareholders’ Meeting may also appoint an equal or lower number of alternate directors. The Board of Directors shall meet at least once a month.

The composition of the Board of Directors shall be previously submitted to evaluation by the Nomination and Remuneration Committee.

Below is a list of the members of the Board of Directors, their current position in the Entity and their business experience.

Name	Position	Background and work history

María Isabel Goiri Lartitegui	Chairwoman

Business experience: Member of the Board of Directors at Gescobro S.A. and Divarian S.A., and Member of the Board of Directors and Vice-chairwoman at BBVA Uruguay S.A. Chief Risk Officer at Garanti Bank, Turkey. Chief Corporate Risk Management Officer at BBVA in Madrid, Chief Financial Officer at BBVA Compass, Birmingham, USA, Chief Investor Relations Officer at BBVA in Madrid, and Chief Investment Officer of BBVA Asset Management at BBVA, Madrid.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Jorge Delfín Luna	1st Vice-chairman

Business experience: Regular Director at Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A.; Board of Directors' Vice-chairman at Banco Francés Foundation; Commercial Banking Director at BBVA Argentina S.A.; Member of the Management Committee at BBVA Argentina S.A.; Regional Manager at Citibank; Regional Manager at former Banco Crédito Argentino; General Manager at Easy Bank; General Manager and Vice-chairman at BBVA Uruguay; Chief Corporate Banking and Foreign Trade Officer at BBVA Argentina S.A; Chief Commercial Officer at BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Alfredo Castillo Triguero	2nd Vice-Chairman

Business experience: Chief Risk Officer and Chief Audit Officer at BBVA Bancomer; Executive Vice-chairman, Financial Area, at BBVA Banco Provincial de Venezuela; Member of the Boards of Directors at several companies of the Financial Group BBVA Bancomer and BBVA Colombia; Executive Vice-chairman of the Financial Area at BBVA Banco Ganadero de Colombia.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Regular Director, PSA Finance Argentina Compañía Financiera S.A.; Regular Director, Rombo Compañía Financiera S.A.; Alternate Director, Volkswagen Financial Services Compañía Financiera S.A.; Member of Banco Francés Foundation; Director of Media and Director of Human Resources and Services, Banco BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Adriana María Fernández de Melero	Regular Director

Business experience: Structures and Productivity Manager at Banco BBVA Argentina S.A; HR Development & Planning Manager at Banco Crédito Argentino; HR Administration Manager at BBVA Argentina S.A; Organization and Productivity Manager at BBVA Argentina S.A; Business and Channel Development Manager at BBVA Argentina S.A; Chief Corporate Development and Transformation Officer at BBVA Argentina S.A; Member of the Management Committee at BBVA Argentina S.A; Advisor to the Chair and Board of Director at Banco Provincia de Buenos Aires.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Ernesto Mario San Gil	Regular Director

Business experience: Independent Director and Member of the Audit Committee of Ternium Argentina S.A. (former Siderar S.A.); Ad honorem Member of the Strategic Board of the Ministry of Modernization of Argentina; Director of IDEA; Different positions at EY Argentina (former Ernst & Young and former Arthur Andersen) among others, Chief Strategy Officer (CSO), President and CEO, Member of the Executive Committee of the EY South America region, Partner in charge of Transactions, partner specialized in Financial Institutions.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Alberto Mazzolini Casas	Regular Director

Business experience: Director of Financial Institutions, Ernst & Young; Financial Director, Corp Banca Argentina; Financial Planning Director, Credilogros Compañía Financiera; Head of Countries II - Financial Directors Coordination Latam, Banca América; Head of Financial Directors Coordination Department Latam, Banca América; Financial Director, Banco Provincial; Director of Strategy and Finance Lobs and AdS, BBVA Group; Financial Staff Country Monitoring, BBVA Group; CFO AdS, BBVA Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Javier Pérez Cardete	Alternate Director

Business experience: South and East Territory Director, Banco Bilbao Vizcaya Argentaria; Area Director, Banco Bilbao Vizcaya Argentaria; Risks Head in Valencia.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Alberto Chaufán	Alternate Director

Business experience: Chairman at BBVA Seguros Argentina S.A. and Regular Director at BBVA Uruguay S.A., Chairman of AVIRA; Member of the Management Committee at BBVA; Chairman and General Manager at Consolidar ART, Consolidar Seguros, Consolidar Salud, Consolidar Retiro and Consolidar AFJP (the latter undergoing liquidation proceedings). Manager of the Pension and Insurance Business; Head of the Pension Business and all insurance lines (Life, P&C, Life Annuities, Health), and Underwriting Manager for the Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

II.	Senior Management

Senior Management is made up of the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager, or the Chairman of the Board of Directors.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the different areas.

III.Management	Committee - Members

The main members of Senior Management make up the Management Committee. The Committee is chaired by the General Manager who shall be replaced, in case of absence or disability, by the Director of the Financial and Planning Area.

Prospective management committee members shall first be evaluated by the Nomination and Remuneration Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.
•	Evaluate and propose business and investment strategies and general risk policies. For such purpose, it shall annually approve the Business Plan and the Financial Program.
•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed.
•	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Accordingly, the Internal Control and Operational Risk Reports shall be approved.
•	Establish business synergies with the remaining Group companies.
•	Analyze and propose the year’s comprehensive budget, monitor changes and determine any corrective actions as called for by internal and market variables.
•	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.
•	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up the model implementation.

Decisions of the Management Committee shall be made by a majority of the members present.

Below is a detail of the members of the Management Committee, as well as their business background. The main executives are appointed for an indefinite term.

Name	Position	Background and work history

Martín Ezequiel Zarich	General Manager

Business experience: Alternate Director, BBVA Argentina S.A.; Regular Director, BBVA Seguros Argentina SA.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Banco Francés Foundation; Innovation and Development Director, BBVA Argentina S.A.; Director of Mergers, BBVA Argentina S.A.; Planning Director, BBVA Argentina S.A.; Financial Director, BBVA Argentina S.A.; Retail Banking Director, BBVA Argentina S.A.; Director, Credilogros; Director, BBVA Francés Uruguay; Associate Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning, Management Control and Economics Director, Banco de Crédito Argentino.

Ernesto R. Gallardo Jimenez	Director of Finance

Business experience: Director of Financial Management, BBVA Bancomer; Director, COAP América; Global Director of Fixed Income for Assets Management Companies, Banco Santander; Fixed Income and Arbitrations Director, Société Générale; Derivatives Director, Capital Markets Sociedad de Valores y Bolsa.

Juan Christian Kindt	Business Development Director

Business experience: Business Execution Manager; Segment and Business Manager; Manager of Business Channels, Telemarketing and Customer Service; Financing and Spending Manager within Commercial Banking; Area Manager of Southern Metropolitan area; Territory Area Manager of Buenos Aires; Manager of Comodoro Rivadavia Branch, all positions at BBVA.

Gustavo Osvaldo Fernández	Talent & Culture Director

Business experience: Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Argentina S.A.; Media Director, BBVA Argentina S.A.; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Corporate & Investment Banking Director

Business experience: Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Independent Advisor, Riyadh/ Buenos Aires; General Director, Citigroup Miami; Regional Head for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires.

Leandro Álvarez	Engineering and Data I Director	Business experience: Head of Solutions Development in the Business Development Department at Banco BBVA Argentina S.A.; Deputy Manager of Channels & Application Architecture at Banco BBVA Argentina S.A.; Regional Manager for Latin America of the technological replacement of the systems of the offices of the banks where BBVA has been present (BBVA Aplica SA); Deputy Manager of Channels and Markets at BBVA Francés.
Gerardo Fiandrino	Risks Director

Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Argentina S.A.; Wholesale and Enterprise Risk Manager, BBVA Argentina S.A.; Admission and Follow-up Manager, BBVA Argentina S.A.; Monitoring and Operation Risk Manager, BBVA Argentina S.A.; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Pablo Hernán Jordán	Commercial Director	Business experience: Business Coordination Manager, North Territory Director, Capital Commercial Manager, Litoral Commercial Manager, Retail Banking Territory Assistant Manager, Central Office Manager, Downtown Branch Manager, Coronel Díaz Branch Manager, Territory Commercial Assistant, VIP Banking Officer and Business Executive, all positions at BBVA Argentina.
Eduardo González Correas	Legal Services Director	Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Argentina S.A.; Deputy Legal Manager of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at the Legal Sub-Management of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at Allende & Brea Law Firm; Lawyer at Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (Jr.) Law Firm.

IV.	Basic ownership structure of Banco BBVA Argentina S.A.

The following table sets forth certain information regarding the beneficial ownership of the Entity's common shares as of December 31, 2021, by each entity that, to the best of our knowledge, owns more than 5% of our common shares. These entities do not have different voting rights.

	Common shares as of December 31, 2021
Shareholder	Amount	Class percentage
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97
BBV América S.L. (1)	160,110,585	26.13
The Bank of New York Mellon (2)	102,867,799	16.79
ANSES (Administración Nacional de la Seguridad Social)	43,206,096	7.05

(1)	BBV América S.L. is controlled by BBVA. Direct holder of 26.13 % of BBVA Argentina's share capital.
(2)	As an agent holder of ADSs.

V.	Organizational structure

Estructura Organizativa General

DIRECTOR EJECUTIVO
Martín Zarich
Gabinete Presidencia
Tomás Rebagliatti
Comercial
Hernán Jordan
Desarrollo de Negocio
Juan Kindt
Auditoría Interna
Adolfo Rivera Guzmán
Corporate & Investment Banking
Carlos Elizalde
Finanzas
Ernesto Gallardo
Ingeniería & Data
Leandro Alvarez
Riesgos
Gerardo Fiandrino
Talento & Cultura
Gustavo Fernández
Relaciones Institucionales
Hernán Carboni
Cumplimiento
Mónica Etcheverry
Research
Marcos Dal Bianco
Servicios Jurídicos
Eduardo González Correas

[References: General Manager: Martin Zarich - Chair Cabinet: Tomas Rebagliatti – Internal Audit: Adolfo Rivera Guzman - Commercial: Hernán Jordán - Business Development: Juan Kindt - Corporate & Investment Banking: Carlos Elizalde - Finance: Ernesto Gallardo - Engineering & Data: Leandro Alvarez - Risks: Gerardo Fiandrino - Talent & Culture: Gustavo Fernandez - Institutional Relations: Hernan Carboni - Compliance: Monica Etcheverry - Research: Marcos Dal Bianco - Legal Services: Eduardo Gonzalez Correas.]

VI.	Committees of the Board of Directors

a) Joint Audit Committee (CNV / B.C.R.A.)

The Joint Audit Committee of BBVA Argentina shall be responsible for assisting the Board of Directors in monitoring the internal control environment and validating the existence and improvement of controls covering the Bank's main risks, financial statements, external auditors, directors' fees, transactions with related parties and conflicts of interest.

It has internal regulations that regulate its purpose, composition, operation and responsibilities. Said regulations have been approved by the Board of Directors at its meeting dated June 29, 2021.

Composition:

The Audit Committee shall be composed of at least three (3) Regular Members who are members of the Entity's Board of Directors, with the participation of the top responsible officer of Internal Audit. The members shall operate as a collegiate body and shall be appointed by the Board of Directors by simple majority vote. The Director of Legal Services shall act as Secretary of the Committee.

The appointed members shall remain in office for a minimum term of two (2) years and a maximum of six (6) years (provided that their term as Director does not expire earlier), taking into account that the term of office should not coincide, so that the Committee is always composed of an executive with experience in the matter. The term of office may be renewed on an unlimited basis as long as the Director is independent in accordance with BCRA rules.

The composition of the Committee must comply with the independence criteria established by the Argentine Securities Commission ("CNV"), the New York and Stock Exchange ("NYSE") and the Argentine Central Bank ("BCRA").

The appointment of the members of the Committee, as well as any modification in its composition, whether due to resignation, leave of absence, incorporation or substitution of its members, or any other cause, once considered by the Board of Directors, must be communicated by the Entity to the BCRA, CNV and NYSE within the terms established in the regulations in force.

The directors who are members of the Audit Committee shall have knowledge of business, financial or accounting matters, and one of them must comply with the requirements of accounting expert established in Communication "A" 6552 of the BCRA.

Duties:

It shall meet at least once a month and, additionally, whenever its members deem it convenient.

The Committee may operate with the members present or communicated among themselves by video teleconference or by any other means of simultaneous transmission of sound, images and speech. For the purpose of determining the quorum, the directors present and those participating remotely through the technological means specified above shall be counted.

In order to hold a valid meeting, the quorum required shall be at least two members of the Audit Committee. In all cases, decisions shall be adopted by a simple majority of the members present, and the dissenting opinion shall be recorded.

The head of Internal Audit participates in the meetings and deliberations of the Committee with voice but without vote.

The main functions are:

1. Internal Control Environment and Financial Statements:

1) Monitor the proper functioning of internal controls and the preparation and publication of the administrative-accounting system.

2) Ensure the consistency and integrity of all documentation that is published in the market.

3) Review and approve the annual work program and the reports issued by the Entity's internal audit area, as well as its degree of compliance, ensuring that it has adequate resources to perform its duties and functions in the Entity.

4) Evaluate the observations on the internal control weaknesses found by the auditors and by the controlling bodies.

5) Submit to the Board of Directors, at the time of publication of the year-end financial statements, a report on the status of the internal control system.

6) Know and supervise the internal control environment and the controls covering the main risks to which the Bank is exposed.

7) Hold meetings with the General Management area in order to be informed about the Bank's exposure to the relevant risks.

8) Be informed of the results of the reports issued by the Supervisory Committee of the Bank and the different control committees established by the Argentine Central Bank in compliance with their duties.

2. Internal Audit:

In relation to the Internal Audit function:

a) Propose to the Board of Directors the selection, appointment, re-election and dismissal of the top responsible officer of Internal Audit, based on the candidates pre-selected within the executive area by the Talent & Culture area.

b) Supervise the independence, effectiveness and operation of Internal Audit.

c) Analyze and establish the objectives of the top responsible officer of Internal Audit and evaluate his/her performance, submitting the proposal thereof on both matters to the Nomination and Remuneration Committee to ensure alignment with the compensation model applicable at all times to Senior Management, submitting the corresponding proposals to the Board of Directors.

d) Ensure that the Internal Audit area has the material and human resources necessary for the effective performance of its functions, both in terms of personnel and material elements, systems, procedures and action manuals.

e) Analyze and, as the case may be, approve the annual work plan of Internal Audit, as well as any other additional plans of an occasional or specific nature that may have to be implemented due to regulatory changes or the needs of the Bank's business organization.

f) Receive monthly information from the top responsible officer of Internal Audit on the activities carried out by the Internal Audit area, as well as on any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations contained in its reports. Likewise, as often as circumstances may require, to monitor these plans, being allowed to delegate to its Chairman the performance of preparatory tasks to facilitate the work of the Committee. In the event of substantial deviations in the deadlines for the execution of the actions contemplated in the plans, or in the scope of the reviews, the causes thereof shall be explained to the Committee, submitting for its approval the modifications to be made to the Internal Audit plans.

Notwithstanding the foregoing, the top responsible officer of Internal Audit shall also report to the full Board of Directors, as often as appropriate, on the activities carried out by the Internal Audit area.

g) Be informed of the degree of compliance by the audited units with the corrective measures recommended by Internal Audit in previous actions, and report to the Board of Directors on those cases that may represent a relevant risk for the Bank.

The Committee shall be informed of the irregularities, anomalies or breaches that the Internal Audit area has detected in the course of its actions, provided that they are relevant, being understood as relevant those that may cause a significant and material impact or damage to the Bank's equity, results or reputation, the assessment of which shall be at the discretion of the Internal Audit area, which, in case of doubt, shall opt for communication. This communication shall be made, as soon as known, to the Chairman of the Committee.

3. External Audit:

1) Give its opinion regarding the proposal of the Board of Directors for the appointment or revocation of the external auditors to be hired by the Bank and ensure their independence.

2) Review the plans of the external auditors and evaluate their performance, and issue an opinion thereon in its Annual Management Report.

3) Analyze the reasonableness of the fees billed by the external auditors.

4) Request the external auditor to inform the Committee of any relevant fact that has a significant impact on the Entity’s equity, results, or reputation, or constitutes a relevant weakness in its internal controls.

5) Provide the mechanisms so that the reports to be submitted by the external and internal auditors of the financial entities are submitted in due time and form.

6) When shareholders representing at least 5% of the capital stock request the Bank to appoint an external auditor proposed by them for the performance of one or more specific tasks, the Audit Committee shall issue a prior opinion and shall inform the CNV.

4. Issuance and Stock Plans and Acquisition of Own Shares and Directors' Fees:

1) Issue an opinion and make it public, on compliance with legal requirements and on the reasonableness of the conditions for the issuance of shares or securities convertible into shares, in cases of capital increase with exclusion or limitation of preemptive rights.

2) Issue a report prior to any decision of the Board of Directors to acquire the Bank's own shares.

3) Give an opinion on the reasonableness of the proposals made by the Board of Directors regarding fees and stock option plans of the Bank's directors and administrators.

5. Related Party Transactions and Conflicts of Interest:

1) Ensure that transactions between related parties are carried out in accordance with the provisions of Law 26831, issuing a well-founded opinion regarding transactions with related parties in the cases established and specifically required.

2) It shall immediately provide the market with full information on transactions in which there is or could be a conflict of interest with members of the corporate bodies or controlling shareholders.

6. Standards of Conduct:

1) Investigate irregular behavior or behavior that may not be in accordance with applicable regulations or BBVA Argentina's Codes of Conduct.

2) Review the Bank's standards of conduct, to ensure that they are adequately disseminated among all the Bank's personnel and verify compliance with such standards of conduct.

7. Action Plan and Relationship with Regulators:

1) Submit annually, an action plan for the fiscal year, which shall be submitted to the Board of Directors and the Supervisory Committee within sixty (60) calendar days after the beginning of the fiscal year, in which it shall account for the treatment given during the fiscal year to the matters within its competence provided for in Article 18 of Chapter III of the CNV Rules.

2) Maintain constant communication with the officers of the Superintendency of Financial and Exchange Entities responsible for the control of the Entity in order to know their concerns, the problems detected in the inspections carried out and the actions for their solution.

b) Nomination and Remuneration Committee

BBVA Argentina's Nomination and Remuneration Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nomination and Remuneration Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of directors, key executives and senior personnel.

Structure:

BBVA Argentina's Nomination and Remuneration Committee shall be made up of three Non-Executive Directors to be designated by the Board in the same manner as the President. The Chief Legal Officer and Chief Talent & Culture Officer may be invited to attend the meetings of this committee. The Committee shall be presided over by an Independent Director. The Chief Legal Officer is the secretary of the Committee.

Each member of the Nomination and Remuneration Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Functions:

The Nomination and Remuneration Committee shall perform the following functions:

1.	Permanent functions:

Board of Directors' Performance, Succession Plan, and Assessment

•	Evaluate the Board of Directors performance and renewal and replacement of members of the Senior Management.
•	Ensure application of a proper methodology for the evaluation of Senior Management.

Recruitment Criteria and Training

•	Identify potential candidates to fill positions at the Board of Directors to be proposed at the Annual Shareholders’ Meeting.
•	Approve recruitment criteria for senior management members.
•	Ensure the Training and Development of the members of the Board of Directors and senior management and other executives.
•	Suggest which members of the Board of Directors should comprise the several Board’ committees, based on their respective background.

•	Assess the convenience of the members of the Board of Directors and/or supervisory auditors performing functions at several Entities.

Remuneration, Retention, and Dismissal Policy

•	Keep the Board of Directors informed on the Entity's Remuneration policy, with a detail of union agreements or other general adjustments which may have an impact on the Bank’s salary structure.
•	Validate –on an annual basis- the characteristics of variable compensation models in force at the Bank.
•	Ensure a clear link between the performance of the Senior Management and their fixed or variable compensation, taking into account the risks undertaken and how they are managed.
•	Oversee that the variable portion of Senior Management’s compensation is tied to the medium and/or long-term performance of their members.
•	Review the competitive position of the Bank’s compensation and benefit policies and practices, and approve the respective changes. To such end, these policies shall embrace the Entity’s goals, culture and activities, and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system.
•	Define and communicate key staff retention, promotion, dismissal and suspension policies.
•	Ensure that the Talent & Culture / HR policy does not embrace any form of discrimination.
•	Inform the guidelines to determine retirement plans for Board of Directors' and Senior Management's members.

Reporting to the Board of Directors and Shareholders' Meetings

•	Regularly report to the Board of Directors and Shareholders' Meeting on any actions undertaken and the issues discussed in the meetings.
•	Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and Senior Managers.
•	Ensure that the resumes of the Board of Directors’ and Senior Management’s members are available at the Entity’s website (indicating Directors’ term in office).
•	Intervene in cases of infringement to the General Anticorruption Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.
•	Intervene in cases of infringement to the General Conflicts of Interest Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.

Organization Chart

•        Learn about changes in the Entity's Organization Chart made from time to time by the Talent & Culture area.

•        The Board of Directors shall appoint the General Manager, following consultation with this Committee.

•        Notify the Board of Directors of the appointment of: (i) each area's Directors; (ii) Managers of central areas, and (iii) Territory Managers of the Commercial Department.

2.	Non-permanent functions.

In addition to the permanent functions it is expected to discharge, the Nomination and Remuneration Committee may take care - within its areas of responsibility - of all such matters strengthening people management quality and reliability at BBVA Argentina.

Organization and Operation Rules:

The Nomination and Remuneration Committee shall meet every four months, and such meetings shall be either convened by the President or other member.

A quorum is attained with the presence of, at least, two of the committee's members, and resolutions will be adopted by majority of present members.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee, or any of its members, shall be available at the Annual Shareholders’ Meeting approving the Board of Directors’ compensation to explain the Bank's remuneration policy for Board of Directors' and Senior Management's members.

c) Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies (BCRA, Financial Information Unit, CNV, among others).

1) Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up of: (i) BBVA Argentina’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Regulatory Compliance Officer; (iii) one Regular Director, (iv) the Officer responsible for Compliance Processes and (v) the Officer responsible for the Prevention of Money Laundering and Terrorist Financing Discipline.

Specifically, this Committee shall be in charge of:

•	Setting action plans and continuously reviewing their progress;
•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, disregarding them, when appropriate;
•	Evaluating the potential risk of asset laundering in the new products and/or services;
•	Reaching an agreement on actions for the analysis of suspicious transactions;
•	Raising awareness in their areas about the importance of preventing asset laundering and terrorist financing;
•	Identifying any relevant situation that may occur in this regard in their respective areas;
•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Officer Responsible for Prevention of Anti-Money Laundering.

2) Information Technology Committee

This Committee is made up of a member of the Board, the Chief Engineering & Data Officer, the Systems Manager, the Architecture, Infrastructure & IT Ops Manager, the Corporate Security Manager, the Business Process Engineering Manager, the Data Transformation and Engineering Manager, the Strategy and Control Manager, the Operations (Permanent Participants) Manager and the Lever 3 (NIII) of Technology, Physical, Information and Data Security Risk Control Specialist (Secretary).

Specifically, this Committee shall be in charge of:

•	Overseeing the proper operation of the IT environment and contributing to an improvement in its efficiency.
•	Approving the IT and Systems Plan and assessing it from time to time to review the degree of compliance.
•	Reviewing the reports issued by the auditors in connection with the IT and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks.
•	Approving physical and/or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems.
•	Maintaining timely communications with the officers of the Systems External Audit Division of the Superintendency of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues.
•	The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

3) Disclosure Committee

The mission of this non-executive Committee will be enhancing the coordination between the several areas engaged in the development and disclosure of BBVA Argentina's public information, thus enhancing its consistency, while fostering the definition of preparation procedures as an additional control element. This Committee is composed of a Regular Director, the Chief Financial Officer, the Chief Risk Officer, the Chief Legal Officer, the Banking and Institutional Business Manager, the Accounting Manager, the Investor Relations Manager, and the Head of Investors and Rating Agencies.

The main functions of this committee are:

•	Developing coordination, review and criteria-setting activities in connection with all information to be disclosed by the Entity to its shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities, ensuring that: (i) the information required to be publicly disclosed (either directly or through the pertinent regulatory authorities) is registered, processed, summarized and reported in an accurate and timely fashion, and (ii) that such information is gathered and shared with managers and directors in due time and fashion to ensure timely decision-making based on the required information.
•	Coordinating with the several units responsible for the preparation and disclosure of information to ensure consistency and that the information has been generated by the pertinent internal area following the established procedures.
•	Reviewing and sharing the work done, together with the incumbent areas, to ensure disclosure by the Bank of all such information required by the several regulatory authorities and/or applicable laws. This Committee's functions do not replace the existing controls at the units responsible for preparing and publishing the information, but are rather a supplementary and additional review element.
•	Establishing the criteria to be applied in respect of the content and disclosure of documents. In order to ensure that the committee discharges its duties efficiently, it fosters the development of policies and procedures to ensure an appropriate public information preparation and disclosure process.

A quorum shall be attained with the absolute majority of the Committee’s members, and decisions shall be made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for attaining quorum and required majorities.

4) Risk Management Committee

This committee is the Entity’s uttermost risk management body. It comprises the Chief Risk Officer (Chairman), Risk Internal Control Manager, Risk Internal Control (Technical Division), Retail Risk and Process Transformation Manager, Wholesale Risk Manager, the Financial Risk and Reporting Manager (permanent participants); the CEO or General Manager, Commercial Director and/or Retail Coordination Manager and/or Business Coordination Manager, the Corporate & Investment Banking Director and/or the Global Transactional Banking Manager and/or Manager of Global Markets Argentina and the Business Development Director and/or Business Execution Manager (optional participants or to address specific issues); head of the area of the issue to be addressed, and Presenter (specific participants).

The main functions of this committee are:

•	Approve all transactions and Financial Programs for Customers or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial institutions and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).
•	Approve individual and corporate customers’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.
•	Approve the operations of Non-Delegated Risks (risks related to media, public relevance, political parties, trade unions or companies related to the Bank or its officers).
•	Discuss the power delegation proposal which will then be submitted to the Board of Directors for approval.
•	Annually approve the Risk Management Specific Framework and periodically follow up on the changes in the metrics set in such framework.
•	Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).
•	Approve Credit Policies, rating tools and models, and campaigns of pre-approved loans or massive campaigns.
•	Approve the limits of Asset Allocation, Preferred Lenders Program (PLPs) and stress tests.
•	Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.
•	Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.
•	Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the Entity.
•	Approve, on a quarterly basis, the definition of priorities for Single Development Agenda (SDA) projects (Intra-domain refinement).
•	Monthly review actions as per the methodology set out in IFRS 9.

The Committee shall be presided of the Chairman (Chief Risk Officer) and shall have a Secretary (Head of Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale Risk Manager, Retail Risk Manager, and Financial Risks and Reporting Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

       5) Corporate Assurance Committee

This Committee is comprised of the Chief Executive Officer as Chairman, members of the Management Committee as Regular Members, and the Committee’s Secretary is undertaken by the Non-financial Risk Manager.

The main functions of this committee are:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism.
•	Ensuring the implementation and preservation of the Corporate Assurance model across the entities comprising the BBVA Group.
•	Setting priorities as to control weaknesses identified by the specialized areas and Internal Audit and as to the suitability, relevance and timing of the proposed corrective measures.
•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism.
•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration.
•	Timely follow-up to the agreed-upon risk mitigation action plans.
•	Communicating the actions taken to specialists and Business Units.
•	Fostering knowledge on the Operational Risk Model, as well as the dissemination of related corporate policies.
•	Addressing and making decisions regarding Operational Risks, as required, due to the materiality or importance of the issues involved.
•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Argentina's activities.
•	Overseeing the adequate deployment of the model tools and methodology.
•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Argentina's and its affiliates’ internal controls.

The Committee shall hold ordinary and extraordinary meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Extraordinary meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

6) Compliance Committee

This committee is composed of: (i) the top responsible officer of Compliance; (ii) the General Manager; (iii) the Chief Commercial Officer, (iv) the Chief Legal Officer, (v) the Chief Financial Officer, (vi) the Chief Risk Officer, and (vii) the Internal Audit Officer, who will attend meetings as observer with voice but no votes.

The main functions of this committee are:

•	Setting action plans and continuously reviewing their progress;
•	Contributing to preserve the Corporate Integrity of BBVA Argentina and Group companies in Argentina, ensuring the effective application of the Code of Conduct and the Rules of Conduct in the Capital Markets.
•	Encouraging and promoting a culture of ethics and integrity among members, encouraging the adoption of the necessary measures to resolve queries, concerns, suggestions regarding compliance with and application of the Code, as well as ethically questionable actions that may be brought to its attention.

•	Promoting and following up on the operation and effectiveness of the Whistleblower Channel. Reviewing the most representative cases.
•	Ensuring compliance with the provisions on the Protection of Financial Services Users, considering the claims submitted by users and adopting actions to reduce their repetition.
•	Assuming the necessary commitments and agreeing on actions to carry out the prevention systems, in coordination with the Head of Prevention of Money Laundering and Financing of Terrorism
•	Fostering action plans to train and raise awareness about the importance of being acquainted with matters concerning the scope of the Committee.

This Committee will meet on a monthly basis.

7) Assets and Liabilities Committee (ALCO)

This committee is composed of: (i) the Chief Executive Officer; (ii) the Chief Business Development Officer; (iii) the Chief Financial Officer; (iv) the Chief Risk Officer; (v) the Chief Commercial Officer; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Financial Management Manager (Permanent Participants), (viii) the BBVA Research Director, and (ix) the Financial Risk and Reporting Manager (Guests).

The main functions of this committee are:

•	Follow-up to macroeconomic variables;
•	Analyzing and discussing the conditions of local and international financial markets, and their forecast and impact on the Bank’s structural risks;
•	Follow-up to and control over liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels;
•	Defining corrective measures, as necessary;
•	Reviewing historical changes in and projection of the financial position statement items, deviations from the budget, and comparison against the market and the competition;
•	Follow-up on the Bank’s excess liquidity, benchmarking and review of stress scenarios;
•	Establishing the funding strategy and the allocation of resources;
•	Defining the pricing policy and lending and borrowing products;
•	Follow-up on the changes to the Bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals;
•	Designing the investment and surplus strategy;
•	Defining the strategy of investment in Public Venture Capital;
•	Historical and projected changes to the Bank’s capital position and projected dividends and analysis of proposals leading to the efficient use of such capital;
•	Causing financial and other analysis to be done, as necessary, to optimize the performance of the above items;
•	The Finance area is responsible for analyzing and following up the proposals submitted to the committee through the applicable commissions;
•	Enforcement and implementation of contingency and liquidity plans;
•	Acting as Crisis committee in the event the Recovery Plan and/or the Resolution Plan needs to be triggered.

This Committee will meet on a monthly basis.

VII.	Banco BBVA Argentina S.A.'s subsidiaries and associates

The main subsidiaries and associates of BBVA Argentina are:

a)	BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24083, as subsequently amended by Law No. 26831.
b)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from finance leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
c)	Consolidar AFJP S.A. (undergoing liquidation proceedings): see Note 1.
d)	Rombo Compañía Financiera S.A., whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
e)	BBVA Seguros Argentina S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.
f)	Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing pledge loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated with the purchase, maintenance and insurance of vehicles.
VIII.	Network of branches and retail offices

Banco BBVA Argentina S.A. operates a network of 243 branches distributed as follows: City of Buenos Aires: 79 branches; Greater Buenos Aires: 82 branches and rest of the country: 82 branches.

IX.	Business lines

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Small and medium companies, which aims at aiding companies through both short- and long-term financing and Corporate Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.	Economic incentives for the personnel

Banco BBVA Argentina S.A. applies a policy of rewards to attract and retain the proper individuals for each position, based on the following principles:

-	Acknowledgement and compensation based on individual performance, work team, results obtained and their quality, as well as the skills and competences applied by individuals to their work.

-    Ensuring internal fairness through structure analysis, descriptions of positions and remunerations.

-     Ensuring external competitiveness by updating the information with the benchmark market.

-     Rewarding the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and it involves a fixed as well as a variable remuneration system.

In order to comply with such principles, the Entity has implemented the following tools within the remuneration processes:

-     Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up of a number of companies that have similar organizational structures and business sizes.

-     Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges grouping positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Also, BBVA Argentina uses performance evaluations as a key tool to compensate the effort and results of each employee. At the end of each fiscal year, each person in charge evaluates the goals of their team members to obtain an individual assessment of their performance for the year. Such assessment has four types of goals: Quantitative, Customer, Tactical and Other Goals.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

Classification is the process whereby the manager carries out a global assessment of each team member to evaluate the performance of their current position. The results of such assessment are used to apply certain Human Resources policies.

In turn, projection is the process whereby a manager assesses the capabilities of each team member to perform higher level functions inside BBVA Argentina. This assessment shall be based on experience, knowledge, skills, and the commitment of the team member.

Each employee has access to various rewards based on their work position and the results of their performance evaluation. The goal is to encourage and reward the achievement of results. The models currently in force are:

-	Network rewards model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight.

-	Reward model for Central Areas, Channels and Network support: It consists of a yearly variable payment assigned to each employee by the supervisor, taking into consideration their performance evaluation and the position's reference reward. Additionally, variables related to the attainment of the Entity's goals are considered, based on the criteria adopted and the degree of compliance with the budget. These factors may have an impact on the defined variable reward.

-	Commissions reward model: The value of the commission depends on the unit value of each product based on its contribution to the Entity's profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.

-	Share-based incentives reward model: An incentive program for executives whose professional activities have a material impact on the Entity’s risk profile, based on the delivery of shares of the controlling company. The number of units to be assigned is determined taking as a reference the level of responsibility of each beneficiary within the Bank. The number of shares to be actually delivered shall depend on the employee's individual performance ratio.

Executives included in that group receive at least 50% of the annual variable reward for each year in shares of the controlling entity. The payment, both in cash and shares, shall be distributed as follows: 60% of their rewards during the first quarter of the year and the remaining 40%, 3 years after the first payment date of the variable reward.

Shares delivered to this group of employees, which are part of their annual variable reward for the year, cannot be disposed of during the 6 months immediately following delivery. The unavailability regime applies to the net amount of the shares, that is to say, discounting the portion necessary for the employee to pay taxes on the shares received. This shares unavailability regime also applies in the event of termination of the employment contract or the contract of a director with BBVA Argentina for any cause, except in the case of death and all degrees of disability for labor purposes. After the unavailability period, BBVA Argentina's employees that are part of the “Colectivo Sujeto” group may freely transfer their shares.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Entity as of the settlement date, he/she should be entitled to receive regular variable rewards for that fiscal year, and should have not been subject to penalties for serious noncompliance with the code of conduct and other internal regulations.

XI.	Code of conduct

The Entity has a Code of Conduct binding on all employees and officers of BBVA Argentina.

The Code of Conduct defines the ethical behavior that the Board of BBVA Argentina considers applicable to the businesses and activities conducted by BBVA Argentina and the group companies in Argentina; builds the foundations thereof and lays down the guidelines required for corporate integrity to be outwardly expressed in: (i) relationships with customers, employees, officers, suppliers, and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility of enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII.	Conflict of interest

On November 24, 2020, the Board of Directors approved the General Conflicts of Interest Policy at BBVA Argentina and other affiliates in Argentina.

The Policy contains the following principal guidelines: (i) it determines the scope of application; (ii) it sets forth the general principles, (iii) it identifies conflicts of interest; and establishes the measures for preventing and handling conflicts of interest; (iv) it regulates the conflicts of interest of members of the management board; and (v) it provides the model of government and supervision of this Policy.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other Group companies.

Basically, it mandates that any Director involved shall not be in attendance when the relevant corporate bodies, in which he/she sits, are in session to discuss the matters in which he/she might have a direct or indirect interest or which might affect persons related to him/her in the terms defined by the laws.

It also prescribes that the Director involved shall refrain from entering, either directly or indirectly, into personal, professional, or commercial transactions with the Bank or companies of its group, other than ordinary banking transactions, unless these transactions are subject to a procurement process that ensures transparency, with competing bids, and on an arm’s length basis.

XIII.        Diversity and inclusion

On September 4, 2020, the Argentine Central Bank (“BCRA”) issued Communication “A” 7100, incorporating gender equality criteria to its "Corporate Governance Guidelines for Financial Institutions" as best corporate practice for the composition of financial institutions' governance bodies.

Within the “General Considerations” section of the "Corporate Governance Guidelines for Financial Institutions,” the Argentine Central Bank incorporated the following concepts: (i) gender equality, as a “guideline that seeks to achieve equal participation of men and women in decision-making roles at the workplace and to ensure the right to equal opportunities and non-discrimination based on gender;” and (ii) managing with gender equality, such as “developing gender-equality conditions though policies and affirmative actions.”

As stated in the communication, a good corporate governance practice is ensuring that entities' boards of directors are made up considering gender equality, to foster discussion and enrich the decision-making on strategies, policies and risks assumed.

Furthermore, the communication recommends that financial institutions: (i) select and, where necessary, replace their main executives and have an appropriate succession plan in place so that candidates meet the eligibility requirements to run the Entity, taking into account gender equality; and (ii) approve, watch and review the design and operation of their personnel's compensation plan and, if applicable, their personnel's incentive plans, according to applicable laws and considering gender equality, ensuring that they are implemented accordingly.

Besides, the boards of directors of financial institutions will be tasked with new functions, such as: (i) approving recruitment policies that foster inclusive and diverse workplaces in terms of gender, geographical origin, age, ethnics, professional experience, family composition, and caring responsibilities, in designating both senior management members and the rest of the entity's personnel; (ii) approving gender and gender violence education and training policies; and (iii) fostering mechanisms to manage with gender equality, creating, where necessary, a dedicated area, based on equal opportunities and non-discrimination on the basis of gender, applicable to the several stages of the entity's development.

In this respect, on November 24, 2020, the Board of Directors approved the General Diversity and Inclusion Policy. The policy seeks to establish guidelines that instill a culture of respect for diversity and inclusion, ensuring equal opportunities and contributing to foster a more open culture, based on respect and richness from diverse talents. All who are part of BBVA Argentina are personally responsible for following the procedures established in this policy to ensure diversity, inclusion and non-discrimination in their actions, and for reporting any discriminatory practice. Some of the principles enshrined by this policy include:

1.	Recognizing and appraising diversity at BBVA Argentina as part of its purpose of “bringing the opportunities of this new era to everyone.”
2.	Affording a decent, respectful and equal treatment to all our employees, whether direct and indirect, without regard to their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc., recognizing freedom of speech and equal rights and embracing inclusion.
3.	Favoring inclusion through the full recognition and exercise of people's rights and equality.
4.	Considering diversity in all our actions, crosscutting all our decisions as members of BBVA Argentina, for employees as well as for customers and suppliers.
5.	Appreciating contributions from diverse perspectives, facilitating and encouraging people's development and professional growth.
6.	Facilitating team's balance in terms of work, family and leisure time, fostering actions framed under the Work Better & Enjoy Life umbrella.
7.	Using appropriate language and behaviors at all times without jokes or comments that may be detrimental to people based on their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc.

The Group organizes online training courses and talks on diversity and inclusion addressed to all employees to raise awareness on gender equality and non-discrimination.

58.	Accounting records

As of the date of these consolidated financial statements, and as a result of the subsequent social, preventive and mandatory lockdown and distancing measures the Argentine Government has been mandating since March 19, 2020 in the wake of the global pandemic unleashed by the COVID-19 described in Note 1.3., the accounting entries corresponding to January through December 2020 and January through December 2021 are in the process of being transcribed to the Journal.

59.	Subsequent events

Play Digital S.A. – Capital contribution

On January 20, 2022, an irrevocable capital contribution on account of future subscription of shares was made to Play Digital S.A., amounting to 141,362. Such contribution was made in order to have working capital for the performance of activities.

The Bank’s ownership interest as of the date of the contribution is 10.832% of the company.

No other events or transactions have occurred between year-end and the date of these consolidated financial statements which may significantly affect the Entity's financial position or results of operations as of December 31, 2021.

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021 AND 2020
(stated in thousands of pesos in constant currency - Note 3)

Account	12.31.21	12.31.20

COMMERCIAL PORTFOLIO

Normal performance	111,697,657	146,764,458
Preferred collaterals and counter-guarantees "A"	5,348,977	1,575,269
Preferred collaterals and counter-guarantees "B"	735,407	585,815
No preferred collaterals and counter-guarantees	105,613,273	144,603,374

With special follow-up	-	356,361
Under observation	-	356,361
Preferred collaterals and counter-guarantees "B"	-	1,153
No preferred collaterals and counter-guarantees	-	355,208

Troubled	527,281	2,833,560
No preferred collaterals and counter-guarantees	527,281	2,833,560

With high risk of insolvency	149,778	118
No preferred collaterals and counter-guarantees	149,778	118

Uncollectible	1,733,908	495,838
Preferred collaterals and counter-guarantees "A"	-	14,982
Preferred collaterals and counter-guarantees "B"	160,188	242,411
No preferred collaterals and counter-guarantees	1,573,720	238,445

TOTAL	114,108,624	150,450,335

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021 AND 2020
(stated in thousands of pesos in constant currency - Note 3)

Account	12.31.21	12.31.20

CONSUMER AND HOUSING PORTFOLIO

Normal performance	279,241,528	299,091,175
Preferred collaterals and counter-guarantees "A"	109,758	89,123
Preferred collaterals and counter-guarantees "B"	39,232,457	42,188,056
No preferred collaterals and counter-guarantees	239,899,313	256,813,996

Low risk	2,485,890	374,870
Preferred collaterals and counter-guarantees "A"	2	-
Preferred collaterals and counter-guarantees "B"	201,737	33,926
No preferred collaterals and counter-guarantees	2,284,151	340,944

Low risk - with special follow-up	168,656	100,252
No preferred collaterals and counter-guarantees	168,656	100,252

Medium risk	2,087,653	1,493,048
Preferred collaterals and counter-guarantees "B"	147,357	87,276
No preferred collaterals and counter-guarantees	1,940,296	1,405,772

High risk	2,568,951	1,124,751
Preferred collaterals and counter-guarantees "A"	40	-
Preferred collaterals and counter-guarantees "B"	224,824	190,208
No preferred collaterals and counter-guarantees	2,344,087	934,543

Uncollectible	438,565	404,001
Preferred collaterals and counter-guarantees "A"	2,569	20
Preferred collaterals and counter-guarantees "B"	148,799	88,026
No preferred collaterals and counter-guarantees	287,197	315,955

TOTAL	286,991,243	302,588,097

GRAND TOTAL	401,099,867	453,038,432

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021 AND 2020
(stated in thousands of pesos in constant currency - Note 3)

	12.31.21		12.31.20
		% of		% of
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	28,630,293	7.14%	53,214,642	11.75%
50 following largest customers	37,567,130	9.37%	47,848,747	10.56%
100 following largest customers	25,399,620	6.33%	24,818,324	5.48%
All other customers	309,502,824	77.16%	327,156,719	72.21%

TOTAL	401,099,867	100.00%	453,038,432	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2020
	(stated in thousands of pesos in constant currency - Note 3) (1)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	More than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	740	-	-	-	-	-	740
Financial sector	-	611,197	635,565	739,942	2,405,203	1,127,090	2,454,825	7,973,822
Non-financial private sector
and residents abroad	6,153,988	181,052,127	56,576,542	46,077,554	44,517,910	37,748,053	62,223,130	434,349,304

TOTAL	6,153,988	181,664,064	57,212,107	46,817,496	46,923,113	38,875,143	64,677,955	442,323,866

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

									EXHIBIT F

PROPERTY AND EQUIPMENT
CONSOLIDATED WITH SUBSIDIARIES
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 3)

					Impairment	Depreciation
	Original	Total
ITEM	value at the	estimated								Residual value
	beginning	useful life	Additions	Derecognitions	Loss	Accumulated	Derecognitions	For the year	At year-end	as of 12.31.21
	of the year	in years				as of 12.31.20

Property and equipment

Real estate	38,595,811	50	2,882,490	17,003	37,694	3,358,582	17,003	909,619	4,251,198	37,172,406

Furniture and facilities	12,154,656	10	860,906	343,501	-	4,723,884	343,499	1,288,460	5,668,845	7,003,216

Machinery and equipment	6,724,100	10	844,139	2,353,457	-	3,492,699	2,353,457	1,985,324	3,124,566	2,090,216

Vehicles	240,336	10	44,900	13,003	-	153,723	14,804	38,380	177,299	94,934

Right of use of leased properties	6,166,313	10	837,314	372,992	-	2,158,586	10,490	1,043,796	3,191,892	3,438,743

Works in progress	976,450		761,172	615,788	-	-	-	-	-	1,121,834

Total Property and Equipment	64,857,666		6,230,921	3,715,744	37,694	13,887,474	2,739,253	5,265,579	16,413,800	50,921,349

INVESTMENT PROPERTY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

ITEM			Depreciation
	Original	Total
	value	estimated				Residual value
	at the beginning	useful life	Accumulated	For the year	At year-end	as of 12.31.21
	of the year	in years	as of 12.31.20

Leased property	2,820,425	50	170,833	48,147	218,980	2,601,445

Other investment property	229,172	10	25,563	5,097	30,660	198,512

Total Investment Property	3,049,597		196,396	53,244	249,640	2,799,957

EXHIBIT G

INTANGIBLE ASSETS
CONSOLIDATED WITH SUBSIDIARIES
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 3)

ITEM					Amortization
	Original	Total
	value at the	estimated							Residual value
	beginning	useful life	Additions	Derecognitions	Accumulated	Derecognitions	For the year	At year-end	as of 12.31.21
	of the year	in years			as of 12.31.20

Licenses	3,750,568	5	1,812,002	864,925	1,405,092	599,288	216,247	1,022,051	3,675,594

Total Intangible Assests	3,750,568		1,812,002	864,925	1,405,092	599,288	216,247	1,022,051	3,675,594

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021 AND 2020
(stated in thousands of pesos in constant currency - Note 3)

	12.31.21		12.31.20
		% of		% of
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	75,905,836	10.72%	71,017,639	9.84%

50 following largest customers	78,956,490	11.15%	60,685,373	8.41%

100 following largest customers	34,340,846	4.85%	38,411,205	5.32%

All other customers	519,133,013	73.28%	551,723,628	76.43%

TOTAL	708,336,185	100.00%	721,837,845	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 3) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	632,258,410	35,191,345	54,757,344	453,590	24,762	451	722,685,902
Non-financial government sector	13,297,600	55,435	-	-	-	-	13,353,035
Financial sector	217,301	-	-	-	-	-	217,301
Non-financial private sector and residents abroad	618,743,509	35,135,910	54,757,344	453,590	24,762	451	709,115,566
Derivative instruments	314,215	-	-	-	-	-	314,215
Other financial liabilities	60,542,585	239,261	323,125	582,332	857,520	3,454,147	65,998,970
Financing received from the BCRA and other financial institutions	7,338,168	317,851	1,363,047	1,743,944	2,359,425	217,196	13,339,631
Corporate bonds issued	-	100,595	100,595	201,190	100,595	-	502,975

TOTAL	700,453,378	35,849,052	56,544,111	2,981,056	3,342,302	3,671,794	802,841,693

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

								EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021 AND 2020
(stated in thousands of pesos in constant currency - Note 3)

				Decreases
Accounts	Balances						Monetary gain/loss derived from provisions	Balances
	at the beginning	Increases		Reversals		Uses		as of 12.31.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	2,059,740	709,704	(1)(3)	1,203,673	(1)	-	(712,118)	853,653

- For administrative, disciplinary and criminal penalties	7,547	-		-		-	(2,547)	5,000

- Provisions for reorganization	3,062,850	2,264,607	(1)	295,948		2,899,922	(788,154)	1,343,433

- Provisions for termination plans	214,256	129,666	(1)	-		-	(80,708)	263,214

- Other	11,975,673	1,463,412	(1) (2)	6,719,189	(4)	625,024	(2,947,053)	3,147,819

TOTAL PROVISIONS	17,320,066	4,567,389		8,218,810		3,524,946	(4,530,580)	5,613,119

(1)	See Note 27.
(2)	It includes an increase of 1,384 corresponding to subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (in liquidation proceedings) recorded in Administrative Expenses.
It includes an increase of 394 corresponding to subsidiary BBVA Asset Management ArgentinaS.A.
(3)	It includes an increase of 14,512 corresponding to the exchange difference of foreign currency provisions for contingent commitments.
(4)	It includes 6,716,929 for tax provision reversals (see Note 15.c)) recorded under Income Tax.

						EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 3)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	74,253,796	-	-	-	-	-
Financial institutions and correspondents	144,091,124	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	1,396,925	1,396,145	780	-
Derivative instruments	-	-	2,816,482	-	2,816,482	-
Repo transactions
Argentine Central Bank (BCRA)	137,548,495	-	-	-	-	-
Other financial assets	13,058,870	-	1,905,039	1,905,039	-	-
Loans and other financing
Non-financial government sector	740	-	-	-	-	-
Other financial institutions	4,251,812	-	-	-	-	-
Non-financial private sector and residents abroad	388,440,430	-	-	-	-	-
Overdrafts	22,528,190	-	-	-	-	-
Instruments	51,374,570	-	-	-	-	-
Mortgage loans	22,908,902	-	-	-	-	-
Pledge loans	16,341,659	-	-	-	-	-
Consumer loans	40,950,803	-	-	-	-	-
Credit cards	157,138,508	-	-	-	-	-
Finance leases	2,912,334	-	-	-	-	-
Other	74,285,464	-	-	-	-	-
Other debt securities	22,565,485	162,425,015	-	50,530,793	110,853,002	1,041,220
Financial assets pledged as collateral	15,666,596	4,614,463	-	4,614,463	-	-
Investments in equity instruments	-	36,083	2,181,291	384,312	36,083	1,796,979
TOTAL FINANCIAL ASSETS	799,877,348	167,075,561	8,299,737	58,830,752	113,706,347	2,838,199

						EXHIBIT P
						(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 3)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	13,274,474	-	-	-	-	-
Financial sector	217,301	-	-	-	-	-
Non-financial private sector and residents abroad
Checking accounts	170,416,389	-	-	-	-	-
Savings accounts	285,192,056	-	-	-	-	-
Time deposits and investments	232,740,611	-	-	-	-	-
Other	6,495,354	-	-	-	-	-
Derivative instruments	-	-	314,215	-	314,215	-
Repo transactions
Other financial liabilities	61,592,426	-	-	-	-	-
Financing received from the BCRA and other financial institutions	11,758,005	-	-	-	-	-
Corporate bonds issued	502,975	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	782,189,591	-	314,215	-	314,215	-

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 3)

Items	Net Financial Income/(Expense)
Statutory measurement
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	2,715,748
Income from private securities	591,489
Income from financial derivative instruments
Forward transactions	3,239,312
Interest rate swaps	48,509
Options	(1,182,000)
Income from other financial assets	4,475
TOTAL	5,417,533

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
Interest income
Cash and deposits in banks	891,114
Government securities	4,790,839
Loans and other financing	122,800,896
To the financial sector	1,060,011
To the non-financial private sector
Overdrafts	8,467,937
Instruments	14,704,772
Mortgage loans	1,721,489
Pledge loans	5,569,849
Consumer loans	14,541,326
Credit cards	25,555,702
Finance leases	957,071
Other	50,222,739
Repo transactions	37,601,941
Argentine Central Bank (BCRA)	37,482,548
Other financial institutions	119,393
TOTAL	166,084,790

Interest expense
Deposits	(87,430,283)
Checking accounts	(13,802,584)
Savings accounts	(521,980)
Term deposits and investments	(73,101,448)
Other	(4,271)
Financing received from the BCRA and other financial institutions	(2,783,159)
Repo transactions	(2,831)
Argentine Central Bank (BCRA)	-
Other financial institutions	(2,831)
Other financial liabilities	(844,125)
TOTAL	(91,060,398)

		EXHIBIT Q
		(continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 3)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year	OCI
Private debt securities	156,705	29,264
Government debt securities	48,661,783	737,383
TOTAL	48,818,488	766,647

Commission income	Income for the year
Linked to obligations	16,844,265
Linked to loans	2,759,761
Linked to loan commitments and financial guarantees	9,400
Linked to securities	579,338
Linked to cards	20,482,265
Linked to insurance	1,971,832
Linked to foreign trade and exchange transactions	2,057,819
TOTAL	44,704,680

Commission expenses	Income for the year
Linked to transactions with securities	(11,969)
Linked to foreign trade and exchange transactions	(509,937)
Other	(20,515,281)
TOTAL	(21,037,187)

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH GROUP "A" SUBSIDIARIES
AS OF DECEMBER 31, 2021 AND 2020
(stated in thousands of pesos in constant currency - Note 3)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary gain/	Balances
	as of 12.31.20	following	FI with significant	FI with credit	(loss)	as of 12.31.21
		12 months	increases in	impairment	derived from
			credit risk		allowances

Other financial assets	398,921	(24,521)	-	51,036	(137,380)	288,056

Loans and other financing	19,322,932	(2,523,100)	(986,918)	4,763,885	(7,411,675)	13,165,124
Other financial institutions	879,310	(462,127)	(186,609)	(8,022)	(180,895)	41,657
Non-financial private sector and residents abroad	18,443,622	(2,060,973)	(800,309)	4,771,907	(7,230,780)	13,123,467
Overdrafts	2,894,049	(113,922)	(901,395)	(1,083,982)	(473,040)	321,710
Instruments	1,444,673	(559,350)	212,068	(15,462)	(480,939)	600,990
Mortgage loans	259,687	2,371	351,598	268,501	(147,026)	735,131
Pledge loans	96,796	5,314	17,951	19,254	(40,254)	99,061
Consumer loans	1,917,177	(234,219)	166,529	1,634,948	(916,642)	2,567,793
Credit card loans	8,055,758	(864,961)	(543,914)	1,619,018	(3,401,533)	4,864,368
Finance leases	78,718	1,382	12,281	41,503	(39,915)	93,969
Other	3,696,764	(297,588)	(115,427)	2,288,127	(1,731,431)	3,840,445

Other debt securities	260	18,044	-	-	(3,194)	15,110

Contingent commmitments	2,059,740	(463,003)	(51,293)	20,327	(712,118)	853,653

TOTAL ALLOWANCES	21,781,853	(2,992,580)	(1,038,211)	4,835,248	(8,264,367)	14,321,943

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH GROUP "C" SUBSIDIARIES
AS OF DECEMBER 31, 2021 AND 2020
(stated in thousands of pesos in constant currency - Note 3)

			Decreases
Accounts	Balances				Monetary gain/	Balances
	as of 12.31.20	Increases	Reversals	Uses	(loss) derived from	as of 12.31.21
					allowances

Loans and other financing	490,249	190,423	(27,520)	(15,462)	(149,773)	487,917
Non-financial private sector and residents abroad	490,249	190,423	(27,520)	(15,462)	(149,773)	487,917
Pledge loans	475,543	179,983	(26,296)	(15,462)	(144,416)	469,352
Finance leases	1,725	1,051	(942)	-	(297)	1,537
Other	12,981	9,389	(282)	-	(5,060)	17,028

TOTAL ALLOWANCES	490,249	190,423	(27,520)	(15,462)	(149,773)	487,917

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of
BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number [C.U.I.T.] 30-50000319-3

Report on the financial statements

We have audited the accompanying consolidated financial statements of BBVA Argentina S.A. and its subsidiaries (the “Entity”), which include the consolidated statement of financial position as of December 31, 2021, the consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and explanatory notes and exhibits.

The balances and other information for fiscal year 2020 are an integral part of the referred consolidated financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors' and Management's responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation of the accompanying consolidated financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (“BCRA”), which, as indicated in note 2 to the accompanying consolidated financial statements, is based on the International Financial Reporting Standards ("IFRS"), as approved by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in the referred note 2. The Board of Directors and Management are also responsible for the design, implementation and maintenance of internal controls deemed necessary to enable the preparation of consolidated financial statements free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the auditing standards set forth by Technical Resolution No. 37 of the FACPCE and the auditing standards set forth by the BCRA applicable to the audit of financial statements (“Minimum Standards applicable to External Audits”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit entails performing procedures on a selective basis to obtain audit evidence about the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of BBVA Argentina S.A. as of December 31 2021, as well as the results of its operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with the BCRA financial reporting framework described in note 2 to such consolidated financial statements.

Emphasis of matter

Without further modifying our opinion, we draw users’ attention to the following information disclosed in the accompanying consolidated financial statements:

-	as explained in note 2 to the accompanying consolidated financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework. Such financial reporting framework differs from IFRS as regards the aspects described in notes 2.a), 2.b) and 2.c).

Information required by other legal and regulatory standards

In compliance with applicable provisions, we hereby report that:

a)	the accompanying consolidated financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the financial records which are also pending transcription into the Journal, as described in Note 58 to the accompanying consolidated financial statements;
b)	the figures of the referred accompanying consolidated financial statements arise from the application of the consolidation procedures set forth by the BCRA financial reporting framework derived from the separate financial statements of the companies that comprise the economic group, which are detailed in note 1.1 to the accompanying consolidated financial statements;
c)	as of December 31, 2021, as described in note 52 to the accompanying consolidated financial statements, the Entity’s shareholders’ equity and cash contra-account in eligible assets exceed the minimum amounts required by the Argentine Securities Commission (“CNV”) for those items;
d)	we have read the reporting summary (“Financial position items”, “Statement of Income items”, “Cash Flow items”, “Statistical Data” and “Ratios”) on which, as far as it relates to our area of responsibility, we have no observations.
e)	as of December 31, 2021 the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the accounting records was $ 651,524,475, no amounts being due as of that date; and
f)	in accordance with the requirements of Article 21, paragraph e, Section VI, Chapter III, Title II of the CNV rules (NT 2013), we hereby report that:
–	the ratio of total professional audit services rendered by our firm, involving the preparation of reports on financial statements and other special reports or attest reports on accounting or financial information, and invoiced to the Entity, to the total comprehensive amount invoiced to the Entity, including such audit services, for fiscal year ended December 31, 2021, is 98%;

–	the ratio of total professional audit services invoiced to the Entity to total professional audit services invoiced to the Entity and its subsidiaries and affiliates is 72%, and
–	the ratio of total professional audit services invoiced to the Entity to the total comprehensive amount invoiced to the Entity and its subsidiaries and affiliates, including audit services, is 71%.

City of Buenos Aires, March 3, 2022
KPMG CPCECABA BOOK 2 PAGE 6

Mauricio G. Eidelstein Partner Public Accountant (UBA) CPCECABA BOOK CXX PAGE 228

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	Notes and Exhibits	12.31.21	12.31.20

ASSETS

Cash and deposits in banks	4	218,039,466	229,215,671

Cash		74,253,791	93,935,331
Financial institutions and correspondents		143,785,675	135,280,340
Argentine Central Bank (BCRA)		141,859,808	129,727,266
Other in the country and abroad		1,925,867	5,553,074

Debt securities at fair value through profit or loss	5 and Exhibit A	1,396,925	1,423,018

Derivatives	6	2,816,482	5,853,137

Repo transactions	7	137,548,495	74,245,015

Other financial assets	8	12,472,667	12,678,071

Loans and other financing	9	360,433,593	403,358,170

Non-financial government sector		740	772
Argentine Central Bank (BCRA)		-	9,064
Other financial institutions		12,035,639	9,172,998
Non-financial private sector and residents abroad		348,397,214	394,175,336

Other debt securities	10	184,990,500	182,034,443

Financial assets pledged as collateral	11	20,280,352	27,036,885

Current income tax assets	12 a)	2,253,986	-

Investments in equity instruments	13 and Exhibit A	2,217,374	3,852,107

Investments in subsidiaries and associates	14	7,109,245	7,666,461

Property and equipment	15	50,877,728	50,911,326

Intangible assets	16	3,647,026	2,344,059

Deferred income tax assets	12 c)	-	7,157,663

Other non-financial assets	17	8,458,778	13,280,208

Non-currrent assets held for sale	18	302,108	341,032

TOTAL ASSETS		1,012,844,725	1,021,397,266

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	Notes and Exhibits	12.31.21	12.31.20

LIABILITIES

Deposits	19 and Exhibit H	707,183,312	719,252,312

Non-financial government sector		13,274,474	8,495,619
Financial sector		378,393	1,687,046
Non-financial private sector and residents abroad		693,530,445	709,069,647

Derivatives	6	314,215	284,818

Other financial liabilities	21	60,646,413	58,152,300

Financing received from the BCRA and other financial institutions	22	1,631,038	7,687,315

Current income tax liabilities	12 b)	-	5,431,409

Provisions	Exhibit J	5,525,396	17,231,713

Deferred income tax liabilities	12 c)	8,209,097	-

Other non-financial liabilities	24	69,929,009	59,975,821

TOTAL LIABILITIES		853,438,480	868,015,688

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		39,828,416	39,828,416
Capital adjustments		28,448,304	28,448,304
Retained earnings		70,149,318	130,310,611
Unappropiated retained earnings		(1,512,693)	(62,604,420)
Accumulated other comprehensive income/(loss)		696,824	118,384
Income for the year		21,183,366	16,667,573
TOTAL EQUITY		159,406,245	153,381,578

TOTAL LIABILITIES AND EQUITY		1,012,844,725	1,021,397,266

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	Notes and Exhibits	Accumulated as of 12.31.21	Accumulated as of 12.31.20

Interest income	27	206,311,027	170,731,755
Interest expense	28	(87,305,424)	(58,136,336)

Net interest income		119,005,603	112,595,419

Commission income	29	42,507,416	42,137,401
Commission expenses	30	(20,904,861)	(24,601,038)

Net commission income		21,602,555	17,536,363

Net income from financial instruments at fair value through profit or loss	31	3,782,533	11,475,804
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	32	(122,297)	(3,486,536)
Foreign exchange and gold gains	33	5,538,945	9,433,098
Other operating income	34	8,234,441	9,630,402
Loan loss allowance		(8,069,253)	(14,606,626)

Net operating income		149,972,527	142,577,924

Personnel benefits	35	(30,716,634)	(29,968,399)
Administrative expenses	36	(31,832,815)	(27,865,836)
Depreciation and amortization	37	(5,537,568)	(6,090,058)
Other operating expenses	38	(25,446,358)	(23,745,767)

Operating income		56,439,152	54,907,864

Income from associates and joint ventures		1,141,963	684,468
Gain/(loss) on net monetary position		(36,951,259)	(27,285,094)
Income before income tax		20,629,856	28,307,238

Income tax	12 c)	553,510	(11,639,665)

Net income		21,183,366	16,667,573

Notes and exhibits are an integral part of these separate financial statements.

EARNINGS PER SHARE
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Accounts	12.31.21	12.31.20

Numerator:

Net income attributable to owners of the Parent	21,183,366	16,667,573
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	21,183,366	16,667,573

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	34.5732	27.2030
Diluted earnings per share (stated in pesos) (1)	34.5732	27.2030

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	Accumulated as of 12.31.21	Accumulated as of 12.31.20

Net income	21,183,366	16,667,573

Other comprehensive income components to be reclassified to net income/(loss):

Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss for the year on the Share in OCI from associates and joint ventures at equity method	(3,563)	(327,887)
	(3,563)	(327,887)

Profit or losses from financial instruments at fair value through OCI
Net income from financial instruments at fair value through OCI	687,799	7,527,355
Reclassification adjustment for the period	107,002	3,486,537
Income tax	(199,755)	(3,124,942)
	595,046	7,888,950

Other comprehensive income components not to be reclassified to income/(loss):

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Net loss on equity instruments at fair value through OCI	(13,043)	(24,721)
Income tax	-	2,706
	(13,043)	(22,015)

Total Other Comprehensive net income	578,440	7,539,048

Total Comprehensive Income	21,761,806	24,206,621

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	2021
	Share	Non-capitalized			Other Comprehensive		Retained
	capital	contributions			Income		Earnings
	Outstanding shares	Share premium			Losses on financial instruments at fair value through OCI	Other				Total

			Adjustments to equity						Unappropriated retained earnings
Transactions							Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	39,828,416	28,448,304		202,888	(84,504)	34,004,256	96,306,355	(44,424,154)	154,894,271

Adjusted income from previous years (see Note 2.b) to the consolidated financial statements)	-	-	-		-	-	-	-	(1,512,693)	(1,512,693)

Adjusted balance at the beginning of the year	612,710	39,828,416	28,448,304		202,888	(84,504)	34,004,256	96,306,355	(45,936,847)	153,381,578

Total comprehensive income for the year
- Net income	-	-	-		-	-	-	-	21,183,366	21,183,366
- Other Comprehensive Income for the year	-	-	-		595,046	(16,606)	-	-	-	578,440

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 20, 2021
Cash dividends (1)	-	-	-		-	-	-	(8,987,545)	-	(8,987,545)
Absorption of accumulated losses	-	-	-		-	-	-	(44,424,154)	44,424,154	-

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated November 3, 2021
Cash dividends (2)	-	-	-	-	-	-	-	(6,749,594)	-	(6,749,594)

Balances at fiscal year end	612,710	39,828,416	28,448,304		797,934	(101,110)	34,004,256	36,145,062	19,670,673	159,406,245

(1) It represents $ 11.42 per share
(2) It represents $ 10.61 per share

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	2020
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total

			Adjustments to equity					Unappropriated retained earnings
Transactions						Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	39,828,416	28,448,304	(7,686,062)	265,398	21,260,631	68,793,731	4,039,368	155,562,496

Impact of the implementation of the financial reporting framework established by the BCRA -IFRS 9, paragraph 5.5 (Note 5.4.f) to the Consolidated Financial Statements)	-	-	-	-	-	-	-	(2,924,997)	(2,924,997)

Adjusted balance at the beginning of the year	612,710	39,828,416	28,448,304	(7,686,062)	265,398	21,260,631	68,793,731	1,114,371	152,637,499

Total comprehensive income for the year
- Net income	-	-	-	-	-	-	-	16,667,573	16,667,573
- Other Comprehensive Income for the year	-	-	-	7,888,950	(349,902)	-	-	-	7,539,048
									-
-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated May 15, 2020
Legal Reserve	-	-	-	-	-	12,743,625	-	(12,743,625)	-
Cash dividends (1)	-	-	-	-	-	-	(4,624,018)	-	(4,624,018)
Other	-	-	-	-	-	-	50,975,166	(50,975,166)	-

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated November 20, 2020
Cash dividends (2)	-	-	-	-	-	-	(18,838,524)	-	(18,838,524)

Balances at fiscal period end	612,710	39,828,416	28,448,304	202,888	(84,504)	34,004,256	96,306,355	(45,936,847)	153,381,578

(1) It represents $ 4.08 per share
(2) It represents $ 19.59 per share

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Accounts	12.31.21	12.31.20

Cash flows from operating activities

Income before Income Tax	20,629,856	28,307,238

Adjustment for total gain/loss on net monetary position for the year	36,951,259	27,285,094

Adjustments to obtain cash flows from operating activities:	40,276,743	6,156,806
Depreciation and amortization	5,537,568	6,090,058
Loan loss allowance	8,069,253	14,606,626
Effect of foreign exchange changes on cash and cash equivalents	23,050,918	(15,783,279)
Income/(Loss) from put option taken - Prisma Medios de Pagos S.A.	1,182,000	(750,180)
Other adjustments	2,437,004	1,993,581

Net increases from operating assets:	(301,037,073)	(399,763,002)
Debt securities at fair value through profit or loss	(2,575,807)	(20,253,320)
Derivatives	300,409	1,149,155
Repo transactions	(102,556,643)	(74,245,015)
Loans and other financing	(111,505,392)	(157,842,544)
Non-financial government sector	(165)	171
Other financial institutions	(6,806,665)	(9,151,847)
Non-financial private sector and residents abroad	(104,698,562)	(148,690,868)
Other debt securities	(77,184,099)	(101,470,080)
Financial assets pledged as collateral	(2,170,007)	(19,032,515)
Investments in equity instruments	888,271	(334,856)
Other assets	(6,233,805)	(27,733,827)

Net increases from operating liabilities:	323,608,642	339,523,078
Deposits	271,145,581	313,834,262
Non-financial government sector	8,616,503	2,457,971
Financial sector	(1,035,799)	2,794,528
Non-financial private sector and residents abroad	263,564,877	308,581,763
Liabilities at fair value through profit or loss	65,234	(1,193,506)
Derivatives	198,681	(6,029,863)
Other liabilities	52,199,146	32,912,185

Income tax paid	(3,305,664)	(23,891,144)

Total cash flows provided by /used in operating activities	117,123,763	(22,381,930)

SEPARATE STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Accounts	12.31.21	12.31.20

Cash flows from investing activities

Payments:	(8,315,209)	(4,980,502)
Purchase of property and equipment, intangible assets and other assets	(7,988,627)	(4,710,397)
Other payments related to investing activities	(326,582)	(270,105)

Collectios:	2,437,661	940,158
Other collections related to investing activities	2,437,661	940,158

Total cash flows used in investing activities	(5,877,548)	(4,040,344)

Cash flows from financing activities

Payments:	(7,462,602)	(12,290,874)
Non-subordinated corporate bonds	-	(10,723,311)
BCRA	-	(4,572)
Financing from local financial institutions	(3,523,322)	-
Other payments related to financing activities	(2,540,196)	-
Leases	(1,399,084)	(1,562,991)

Collections:	7,243	3,886,981
Non-subordinated corporate bonds	-	592,933
BCRA	7,243	-
Financing from local financial institutions	-	3,294,048

Total cash flows used in financing activities	(7,455,359)	(8,403,893)

Effect of exchange rate changes on cash and cash equivalents	(23,050,918)	15,783,279
Gain/loss on net monetary position of cash and cash equivalents	(91,916,143)	(72,599,033)

Total changes in cash flows	(11,176,205)	(91,641,921)
Restated cash and cash equivalents at the beginning of the year (Note 4)	229,215,671	320,857,592
Cash and cash equivalents at fiscal year-end (Note 4)	218,039,466	229,215,671

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 COMPARATIVE WITH THE PREVIOUS FISCAL YEAR
(Amounts stated in thousands of Argentine pesos in constant currency –Note 3 to the consolidated financial statements)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated financial statements, BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These financial statements for the fiscal year ended December 31, 2021 were prepared pursuant to the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)        Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of December 31, 2021 and 2020 would have been reduced by 6,477,114 and 6,683,932, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

The BCRA, through Communication “A” 7427 dated December 23, 2021, extended the application of the section referred to in the preceding paragraph until January 1, 2023, at the option of Group C financial institutions. The entities included in the Bank’s consolidation did not avail of this option.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of December 31, 2021 and 2020 and December 31, 2019 (see Note 16 to the consolidated financial statements).

The Bank accounted for an adjustment to previous years’ income as required by the BCRA which, subsequent to the date of these financial statements for the year ended December 31, 2020, required, by means of Memorandum No. 8/2021 dated March 22, 2021, that an adjustment be made to the fair value recognized in respect of the equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For reporting purposes only, such adjustment had an impact on “Investments in equity instruments” by 2,161,004 (decrease) in the separate statement of financial position, and on “Unappropriated retained earnings” by 1,512,693 (net decrease in deferred income tax) in the comparative separate statement of changes in shareholders' equity as of December 31, 2020.

It should be noted that in estimating the valuation of such equity interest, the Bank followed the guidelines set forth under applicable laws and regulations, and relied on the valuation report as of December 31, 2020 issued by independent appraisers.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. Had the IFRS treatment been applied, liabilities would have decreased by 8,221,908 as of December 31, 2020 as a result of the reassessment of income tax for fiscal years 2016, 2017 and 2018. As of December 31, 2021 such provision was reversed pursuant to Note 15 to the consolidated financial statements.

The exceptions described above imply a deviation from IFRS.

As stated in Note 2 to the consolidated financial statements, the abovementioned circumstances result in a departure from the IFRS, which has a significant impact and may distort the information provided in these separate financial statements.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•        Functional and presentation currency (Note 3 to the consolidated financial statements)

•        Accounting judgments and estimates (Note 4 to the consolidated financial statements)

•        Significant accounting policies and guidelines issued by the Argentine Central Bank (Note 5 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries

•        Changes in accounting policies and IFRS issued but not yet effective (Note 6 to the consolidated financial statements)

•        Provisions (Note 27 to the consolidated financial statements)

•        Fair values of financial instruments (Note 43 to the consolidated financial statements)

•        Segment reporting (Note 44 to the consolidated financial statements)

•        Subsidiaries (Note 45 to the consolidated financial statements)

•        Deposits guarantee regime (Note 50 to the consolidated financial statements)

•        Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash-contra account (Note 52 to the consolidated financial statements)

•        Trust activities (Note 54 to the consolidated financial statements)

•        Mutual funds (Note 55 to the consolidated financial statements)

•        Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated financial statements)

•        Accounting records (Note 58 to the consolidated financial statements)

•        Subsequent events (Note 59 to the consolidated financial statements)

3.	Significant accounting policies

The Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements for the fiscal year ended December 31, 2021 to the fiscal years presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interest in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The financial statements as of December 31, 2021 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared pursuant to the reporting framework set forth by the BCRA for Group “C” financial institutions, which does not consider the model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years beginning on or after January 1, 2022, as stated in note 2 to these financial statements.

4.	Cash and deposits in banks
	12.31.21	12.31.20

BCRA - Current account	141,859,808	129,727,266
Cash	74,253,791	93,935,331
Balances with other local and foreign institutions	1,925,867	5,553,074

TOTAL	218,039,466	229,215,671

5.	Debt securities at fair value through profit or loss

	12.31.21	12.31.20

Government securities	1,396,145	1,381,603
Private securities - Corporate bonds	780	41,415

TOTAL	1,396,925	1,423,018

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - Financial Instruments.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.21	12.31.20

Debit balances linked to foreign currency forwards pending settlement in pesos	2,813,384	4,069,007
Debit balances linked to interest rate swaps: Floating-to-fixed	3,098	-
Premiums on put options taken - Prisma Medios de Pago S.A. (1)	-	1,784,130

TOTAL	2,816,482	5,853,137

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and, therefore, started the procedure to sell 49% of the capital stock in Prisma Medios de Pago S.A. (see Note 16.1 to the Consolidated Financial Statements).

Liabilities

	12.31.21	12.31.20

Credit balances linked to foreign currency forwards pending settlement in pesos	314,215	284,818

TOTAL	314,215	284,818

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of rate swaps are reported below:

	12.31.21	12.31.20

Foreign currency forwards
Foreign currency forward purchases - US$	1,189,085	1,011,403
Foreign currenct forward sales - US$	1,129,832	978,794
Foreign currency forward sales - Euros	11,432	6,834

Interest rate swaps
Floating-to-fixed (1)	180,000	-

(1) Floating: Badlar Rate is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.21	12.31.20

Amounts receivable from reverse repurchase transactions of BCRA bills with the BCRA	137,548,495	74,245,015

TOTAL	137,548,495	74,245,015

Repurchase transactions

No transactions were accounted for in the years ended December 31, 2021 and 2020.

8.	Other financial assets

The breakdown of other financial assets is as follows:

	12.31.21	12.31.20

Measured at amortized cost
Other receivables	6,486,592	7,076,190
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	3,424,512	3,942,701
Financial debtors from spot transactions pending settlement	2,614,126	1,682,087
Non-financial debtors from spot transactions pending settlement	8,098	157,355
Other	197,522	208,031

	12,730,850	13,066,364

Allowance for loan losses (Exhibit R)	(258,183)	(388,293)

TOTAL	12,472,667	12,678,071

9.	Loans and other financing

The Bank holds loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.21	12.31.20

Credit cards	157,138,508	172,881,176
Consumer loans	40,889,671	42,333,194
Discounted instruments	29,133,603	28,855,759
Mortgage loans	22,908,902	25,276,295
Overdrafts	22,528,190	26,280,711
Unsecured instruments	20,402,921	22,191,592
Loans for the prefinancing and financing of exports	13,342,611	24,120,247
Other financial institutions	12,365,032	10,089,432
Pledge loans	4,866,149	3,957,768
Loans to personnel	2,914,312	3,214,064
Receivables from finance leases	2,594,134	2,471,085
Instruments purchased	1,838,046	1,493,874
Non-financial government sector	740	772
BCRA	-	9,064
Other financing	42,963,634	59,512,774

	373,886,453	422,687,807

Allowance for loan losses (Exhibit R)	(13,452,860)	(19,329,637)

TOTAL	360,433,593	403,358,170

Finance leases

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

	12.31.21		12.31.20
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,370,218	746,973	1,596,091	1,071,782
From 1 to 2 years	1,205,982	722,744	976,328	635,466
From 2 to 3 years	1,044,786	755,466	633,395	452,162
From 3 to 4 years	495,064	364,293	414,372	311,675
From 4 to 5 years	6,828	4,658	-	-

TOTAL	4,122,878	2,594,134	3,620,186	2,471,085

Principal		2,514,202		2,397,378
Interest accrued		79,932		73,707
TOTAL		2,594,134		2,471,085

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA is detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	12.31.21	12.31.20

Total Exhibit B and C	380,485,884	431,499,167
Plus:
BCRA	-	9,064
Loans to personnel	2,914,312	3,214,064
Interest and other items accrued receivable from financial assets with credit value impairment	453,585	211,732
Less:
Allowance for loan losses (Exhibit R)	(13,452,860)	(19,329,637)
Adjustments from effective interest rate	(1,833,784)	(1,532,268)
Corporate bonds	(1,395,361)	(436,759)
Loan commitments	(6,738,183)	(10,277,193)
Total loans and other financing	360,433,593	403,358,170

Note 47.2 to the consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of December 31, 2021 and 2020, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.21	12.31.20
Liabilities related to foreign trade transactions	2,397,650	95,724
Secured loans	2,344,706	7,811,374
Unused overdrafts and loans granted	1,141,733	1,239,325
Guarantees granted	854,094	1,130,770

	6,738,183	10,277,193

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a) Financial assets measured at amortized cost

	12.31.21	12.31.20

Government securities	22,565,485	-
Corporate bonds under credit recovery transactions	-	125

	22,565,485	125

Allowance for loan losses - Private securities (Exhibit R)	-	(125)

TOTAL	22,565,485	-

b) Financial assets measured at fair value through OCI

	12.31.21	12.31.20

BCRA Liquidity Bills	107,693,328	135,674,610
Government securities	53,372,170	45,966,011
Private securities - Corporate bonds	1,359,517	393,958

	162,425,015	182,034,579

Allowance for loan losses - Private securities (Exhibit R) (1)	-	(136)

TOTAL	162,425,015	182,034,443

(1) Presented in this item in accordance with the chart of accounts set forth by the BCRA.

11.	Financial assets pledged as collateral

As of December 31, 2021 and 2020, the Bank pledged as collateral the following financial assets:

		12.31.21	12.31.20

BCRA - Special guarantee accounts (Note 42.1)	(1)	7,297,680	6,873,561
Guarantee trust - Government securities at fair value through OCI	(2)	4,614,463	10,475,296
Guarantee trust - USD	(4)	4,287,701	5,300,050
Deposits as collateral	(3)	4,080,508	4,387,978

TOTAL		20,280,352	27,036,885

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as security for activities related to the transactions of MAE and BYMA.

12.	Income Tax:

a)	Current income tax assets

Breakdown is as follows:

	12.31.21	12.31.20

Income tax asset	2,253,986	-
	2,253,986	-

b)	Current income tax liabilities

Breakdown is as follows:

	12.31.21	12.31.20

Income tax provision	-	15,037,588
Advances	-	(9,608,835)
Collections and withholdings	-	2,656
	-	5,431,409

c)	Income tax

The breakdown and changes in deferred income tax assets and liabilities are disclosed below:

Account		Changes recognized in			As of 12.31.21
	As of 31.12.20	Statement of Income	Statement of OCI	Otherchanges (1)	Deferred tax assets	Deferred tax liabilities	At year end

Allowance for loan losses	4,114,765	(906,029)	-	(450,060)	2,758,676	-	2,758,676
Provisions	3,740,618	324,595	-	-	4,065,213	-	4,065,213
Loans and cards commissions	415,331	92,518	-	-	507,849	-	507,849
Organization and other expenses	(1,264,189)	(925,482)	-	-	-	(2,189,671)	(2,189,671)
Property and equipment and Miscellaneous assets	(10,078,552)	(4,014,736)	-	-	-	(14,093,288)	(14,093,288)
Debt securities and Investments in equity instruments	(2,169,814)	(75,398)	(199,755)	3,290	-	(2,441,677)	(2,441,677)
Derivatives	16,907	(3,839)	-	-	13,068	-	13,068
Inflation adjustment for tax purposes	12,381,672	(1,614,807)	-	(7,596,948)	3,169,917	-	3,169,917
Other	925	(109)	-	-	816	-	816

Balance	7,157,663	(7,123,287)	(199,755)	(8,043,718)	10,515,539	(18,724,636)	(8,209,097)

(1)	Changes in the estimate in relation to the income tax assessed for the year ended December 31, 2020 (see the paragraph “Inflation adjustment for tax purposes fiscal year 2020" in Note 15 c) to the consolidated financial statements.

Account		Changes recognized in			As of 12.31.20
	As of 12.31.19	Statement of Income	Statement of OCI	Deferred liabilities (1)	Deferred tax assets	Deferred tax liabilities	At year end

Allowance for loan losses	6,271,812	(2,157,047)	-	-	4,114,765	-	4,114,765
Provisions	4,179,647	(439,029)	-	-	3,740,618	-	3,740,618
Loans and cards commissions	272,229	143,102	-	-	415,331	-	415,331
Organization and other expenses	(507,775)	(756,414)	-	-	-	(1,264,189)	(1,264,189)
Property and equipment and Miscellaneous assets	(10,615,687)	537,135	-	-	-	(10,078,552)	(10,078,552)
Debt securities and Investments in equity instruments	(3,521,872)	4,483,387	(3,122,236)	(9,093)	(2,169,814)	-	(2,169,814)
Derivatives	148,036	(131,129)	-	-	16,907	-	16,907
Tax inflation adjustment	8,581,785	3,799,887	-	-	12,381,672	-	12,381,672
Other	1,554	(629)	-	-	925	-	925

Balance	4,809,729	5,479,263	(3,122,236)	(9,093)	18,500,404	(11,342,741)	7,157,663

(1)	Merger of BBVA Francés Valores S.A.

Breakdown of income tax benefit / (expense):

	12.31.21	12.31.20

Current tax	7,676,797	(17,109,835)
Deferred tax	(7,123,287)	5,470,170

Income tax expense	553,510	(11,639,665)

The income tax benefit for the year ended December 31, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of Note 15.c) to the consolidated financial statements

The Bank’s effective tax rate for the year ended December 31, 2020 was 41%.

The reconciliation of the income tax’s effective rate is as follows:

	12.31.21	12.31.20

Income before income tax	20,629,856	28,307,238
Income tax rate	35%	30%

Tax on taxable income	7,220,450	8,492,171
Permanent differences:
Non-taxable income	(574,122)	(544,469)
Non-income tax deductible expenses	74,438	34,543
Effect of tax rate change	1,473,223	(428,005)
Securities adjustment	-	524,623
Other	66,882	318,523
Inflation adjustment for accounting purposes	18,294,833	11,129,186
Inflation adjustment for tax purposes	(19,396,807)	(7,392,110)
Reversal of allowance-Action for declaratory judgment	(6,716,929)	-
Amending tax return 2020	(995,478)	(494,797)

Income tax (benefit)/expense	(553,510)	11,639,665

13.	Investments in equity instruments

Investments in equity instruments for which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	12.31.21	12.31.20

Prisma Medios de Pago S.A. (Note 16 to the consolidated financial statements)	1,796,979	3,370,946
Private securities - Shares of other non-controlled companies	384,312	438,144

TOTAL	2,181,291	3,809,090

13.2 Investments in equity instruments through other comprehensive income

	12.31.21	12.31.20

Banco Latinoaméricano de Exportaciones S.A.	34,553	41,080
Other	1,530	1,937

TOTAL	36,083	43,017

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	12.31.21	12.31.20

Volkswagen Financial Services Compañía Financiera S.A.	2,095,398	2,103,010
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	1,766,531	2,173,845
PSA Finance Arg. Cía. Financiera S.A.	1,176,374	1,171,680
Rombo Compañía Financiera S.A.	790,334	1,142,581
BBVA Seguros Argentina S.A.	680,318	672,257
Interbanking S.A.	319,835	249,687
Play Digital S.A.	114,050	112,296
Openpay Argentina S.A.	146,685	-
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	19,720	41,105

TOTAL	7,109,245	7,666,461

15.	Property and equipment

	12.31.21	12.31.20

Real estate	37,172,406	35,237,229
Furniture and facilities	6,980,400	7,403,159
Right of use of leased real estate	3,432,603	3,993,484
Machinery and equipment	2,087,864	3,227,395
Works in progress	1,121,834	976,450
Vehicles	82,621	73,609

TOTAL	50,877,728	50,911,326

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of the two pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value. The impairment loss is disclosed in Note 37 – Depreciation and amortization, Loss from sale or depreciation of property and equipment.

The impairment loss of assets recorded under the item “Property and equipment” is reported below:

Item	Impairment
	12.31.21	12.31.20
Real estate - Lavallol	(7,444)	-
Real estate - Monte Grande	(30,250)	-

TOTAL	(37,694)	-

Changes in this account for fiscal year 2021 are included in Exhibit F, while changes for 2020 are included below.

	Original value as of 01.01.20	Total estimated useful life in years	Transfer to Investment Properties	Additions	Derecognitions	Depreciation					Residual value as of 12.31.2020
ITEM						Accumulated as of 01.01.20	Transfer	Derecognitions	For the year	At year end

Property and equipment
Real estate	41,367,429	50	5,126	174,553	2,951,297	5,184,969	537	2,744,089	917,165	3,358,582	35,237,229
Furniture and facilities	13,584,816	10	-	544,629	2,022,769	5,693,424	-	2,229,980	1,240,073	4,703,517	7,403,159
Machinery and equipment	9,494,393	5	-	1,690,443	4,546,298	5,587,126	-	4,546,299	2,370,316	3,411,143	3,227,395
Vehicles	334,627	5	-	30,608	144,306	266,138	-	144,306	25,488	147,320	73,609
Right of use of leased properties	5,934,541		-	613,520	436,996	1,138,832	-	40,397	1,019,146	2,117,581	3,993,484
Works in progress	660,705		-	446,552	130,807	-	-	-	-	-	976,450

Total	71,376,511		5,126	3,500,305	10,232,473	17,870,489	537	9,705,071	5,572,188	13,738,143	50,911,326

16.	Intangible assets

	12.31.21	12.31.20

Licenses - Software	3,647,026	2,344,059

TOTAL	3,647,026	2,344,059

Changes in this account for fiscal year 2021 are included in Exhibit G, while changes for 2020 are included below:

	Original value as of 01.01.20	Total estimated useful life in years	Additions	Derecognitions	Amortization				Residual value as of 12.31.2020
ITEM					Accumulated as of 01.01.20	Derecognitions	For the year	At year end

Licenses - Software	3,560,489	5	1,210,091	1,582,318	1,960,007	1,579,148	463,344	844,203	2,344,059

	3,560,489		1,210,091	1,582,318	1,960,007	1,579,148	463,344	844,203	2,344,059

17.	Other non-financial assets

Breakdown is as follows:

	12.31.21	12.31.20

Prepayments	3,228,938	6,600,619
Investment properties (Exhibit F)	2,799,957	2,853,201
Tax advances	877,145	2,352,266
Advances to personnel	728,769	569,954
Advances to suppliers of goods	506,322	473,679
Other miscellaneous assets	183,963	355,223
Assets acquired as security for loans	10,641	20,258
Other	123,043	55,008

TOTAL	8,458,778	13,280,208

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

Changes in Investment properties for fiscal year 2021 are included in Exhibit F, while changes for 2020 are included below:

	Original value as of 01.01.20	Total estimated useful life in years	Additions	Derecognitions	Depreciation				Residual value as of 12.31.2020
ITEM					Accumulated as of 01.01.20	Derecognitions	For the year	At year end

Leased real estate	2,825,750	50	-	199	123,429	199	48,140	170,833	2,649,592
Other investment properties	229,172	10	-	-	20,602	-	4,961	25,563	203,609

	3,054,922		-	199	144,031	199	53,101	196,396	2,853,201

18.	Non-current assets held for sale

It includes pieces of real estate assets in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	12.31.21	12.31.20

Property and equipment held for sale	302,108	341,032

TOTAL	302,108	341,032

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value. The impairment loss is disclosed in Note 38 – Other operating expenses, Loss from sale or depreciation of investment property and other non-financial assets.

The loss impairment for non-current assets held for sale is reported below:

Item	Impairment
	12.31.21	12.31.20
Real estate held for sale - Fisherton	(38,924)	-

TOTAL	(38,924)	-

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.21	12.31.20

Non-financial government sector	13,274,474	8,495,619
Financial sector	378,393	1,687,046
Non-financial private sector and residents abroad	693,530,445	709,069,647
Savings accounts	285,237,868	310,886,048
Time deposits	171,498,975	178,187,275
Checking accounts	170,427,578	169,952,835
Investment accounts	59,870,670	42,119,852
Other	6,495,354	7,923,637

TOTAL	707,183,312	719,252,312

20.	Liabilities at fair value through profit or loss

No transactions were accounted for in the years ended December 31, 2021 and 2020.

21.	Other financial liabilities

	12.31.21	12.31.20

Obligations from financing of purchases	45,699,707	37,836,851
Collections and other transactions on behalf of third parties	5,220,093	6,113,620
Lease liabilities (Note 25)	2,915,369	4,438,827
Payment orders pending credit	2,266,591	2,865,794
Receivables from spot purchases pending settlement	1,428,526	218,875
Commissions accrued payable	35,199	62,704
Credit balance for spot sales pending settlement	6,168	1,270,098
Other	3,074,760	5,345,531

TOTAL	60,646,413	58,152,300

22.	Financing received from the BCRA and other financial institutions

	12.31.21	12.31.20

Local financial institutions	1,585,507	5,092,026
BCRA	45,531	43,000
Foreign financial institutions	-	2,552,289

TOTAL	1,631,038	7,687,315

23.	Corporate bonds issued

No transactions were accounted for in the years ended December 31, 2021 and 2020.

24.	Other non-financial liabilities

	12.31.21	12.31.20

Cash dividends payable (1)	28,000,000	21,886,532
Miscellaneous creditors	13,060,924	13,383,162
Short-term personnel benefits	8,732,025	7,415,413
Other collections and withholdings	8,559,780	7,782,783
Advances collected	8,158,690	6,845,404
Other taxes payable	2,353,089	1,306,348
Long-term personnel benefits	554,184	592,837
Contract liabilities	368,351	604,402
Social security payment orders pending settlement	80,647	149,944
Other	61,319	8,996

TOTAL	69,929,009	59,975,821

(1) See Note 30 to the consolidated financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of December 31, 2021 and 2020:

Rights of use under leases

Changes in the item for fiscal year 2021 are disclosed in Exhibit F, while changes for fiscal year 2020 are disclosed in Note 15 – Property and equipment.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.21	12.31.20

Up to one year	204,461	16,522	220,983	255,351

From 1 to 5 years	1,720,507	309,741	2,030,248	2,950,611

More than 5 years	648,396	15,742	664,138	1,232,865

			2,915,369	4,438,827

Interest and exchange rate difference recognized in profit or loss

	12.31.21	12.31.20

Other operating expenses
Interest on finance lease liabilities (Note 38)	(461,900)	(561,857)

Exchange rate difference
Exchange rate loss from finance lease (loss)	(1,603,626)	(1,308,771)

Other expenses
Leases (Note 36)	(4,088,743)	(2,831,841)

26.	Share Capital

Share capital information is disclosed in Note 30 to the consolidated financial statements.

27.	Interest income

	12.31.21	12.31.20

Interest on government securities	53,448,597	50,812,776
Premiums on reverse repurchase transactions	37,601,941	7,481,314
Interest on credit card loans	25,555,702	28,237,184
Stabilization Coefficient (CER) clause adjustment	18,319,527	3,844,224
Interest on instruments	14,704,772	15,370,046
Interest on consumer loans	14,541,326	14,433,958
Acquisition Value Unit (UVA) clause adjustment	13,383,118	13,188,789
Interest on other loans	10,456,059	10,774,155
Interest on overdrafts	8,469,022	16,325,445
Interest on loans to the financial sector	3,680,173	3,751,880
Interest on mortgage loans	1,721,489	2,085,403
Interest on pledge loans	1,592,526	920,341
Interest on loans for the prefinancing and financing of exports	978,592	2,157,608
Interest on finance leases	810,364	659,670
Interest on private securities	156,705	34,890
Other	891,114	654,072

TOTAL	206,311,027	170,731,755

28.	Interest expenses

	12.31.21	12.31.20

Time deposits	67,674,648	49,539,747
Checking accounts deposits	13,802,584	3,677,710
Acquisition Value Unit (UVA) clause adjustments	4,723,875	1,526,223
Savings accounts deposits	521,980	397,958
Other liabilities from financial intermediation	416,787	2,728,241
Interfinancial loans received	158,448	128,618
Premiums on reverse repurchase transactions	2,831	-
Other	4,271	137,839

TOTAL	87,305,424	58,136,336

29.	Commission income

	12.31.21	12.31.20

From credit cards	20,482,265	18,482,385
Linked to liabilities	16,851,744	18,132,925
From foreign trade and foreign currency transactions	2,057,819	1,980,630
From insurance	1,971,832	2,170,045
Linked to securities	579,338	485,407
Linked to loans	555,018	880,242
From guarantees granted	9,400	5,767

TOTAL	42,507,416	42,137,401

30.	Commission expenses

	12.31.21	12.31.20

For credit and debit cards	16,559,900	20,381,598
For payment of salaries	1,431,324	1,814,429
For foreign trade transactions	509,937	420,304
For digital sales services	91,190	689,834
For promotions	52,410	132,215
Linked to transactions with securities	11,969	6,838
Other commission expenses	2,248,131	1,155,820

TOTAL	20,904,861	24,601,038

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	12.31.21	12.31.20

Income from foreign currency forward transactions	3,239,312	4,621,400
Income from government securities	2,715,748	5,519,676
Income from interest rate swaps	48,509	110,524
Income from corporate bonds	4,475	121,266
Income from private securities	(1,043,511)	336,097
Income/(Loss) from put options taken - Prisma Medios de Pago S.A.	(1,182,000)	750,180
Income from call options taken	-	20,674
Income/(Loss) from put options taken	-	(15)
Other	-	(3,998)

TOTAL	3,782,533	11,475,804

32.	Net (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	12.31.21	12.31.20

(Loss) from sale of government securities	(121,761)	(3,484,953)
(Loss ) from sale of private securities	(536)	(1,583)

TOTAL	(122,297)	(3,486,536)

33.	Foreign exchange and gold gains (losses)

	12.31.21	12.31.20

Income from purchase-sale of foreign currency	6,626,441	9,129,587
Conversion of foreign currency assets and liabilities into pesos	(1,087,496)	303,511

TOTAL	5,538,945	9,433,098

34.	Other operating income

	12.31.21	12.31.20

Adjustments and interest on miscellaneous receivables	2,525,156	2,841,241
Rental of safe deposit boxes	1,600,325	1,693,849
Loans recovered	1,432,780	1,426,045
Debit and credit card commissions	374,952	402,720
Allowances reversed	295,948	980,364
Punitive interest	213,964	146,693
Income from initial recognition of government securities	15,295	-
Other operating income	1,776,021	2,139,490

TOTAL	8,234,441	9,630,402

35.	Personnel benefits

	12.31.21	12.31.20

Salaries	18,279,868	19,013,007
Social security withholdings and collections	5,463,796	5,247,938
Other short-term personnel benefits	5,408,305	4,193,475
Personnel compensation and bonuses	681,370	598,471
Fringe benefits	568,047	639,745
Termination personnel benefits (Exhibit J)	129,666	124,957
Other long-term personnel benefits	185,582	150,806

TOTAL	30,716,634	29,968,399

36.	Administrative expenses

	12.31.21	12.31.20

Taxes	6,725,142	6,686,192
Armored transportation services	4,115,986	3,328,370
Rentals (Note 25)	4,088,743	2,831,841
Maintenance and repair costs	3,539,664	3,331,803
Administrative expenses	3,074,352	2,324,335
Advertising	1,549,150	1,065,032
Electricity and communications	1,414,631	1,536,981
Other fees	1,163,756	1,259,168
Surveillance services	1,066,955	1,159,401
Insurance	378,467	331,782
Entertainment and travel expenses	159,724	175,088
Stationery and supplies	63,632	101,932
Directors' and Supervisory Auditors' fees	57,415	81,110
Other administrative expenses	4,435,198	3,652,801

TOTAL	31,832,815	27,865,836

37.	Depreciation and amortization

	12.31.21	12.31.20

Depreciation of property and equipment (Exhibit F and Note 15)	4,212,839	4,553,042
Amortization of rights of use of leased real estate (Exhibit F and Note 15)	1,017,467	1,019,146
Amortization of intangible assets (Exhibit G and Note 16)	207,329	463,344
Depreciation of other assets	62,239	54,526
Loss from sale or depreciation of property and equipment (Note 15)	37,694	-

TOTAL	5,537,568	6,090,058

38.	Other operating expenses

	12.31.21	12.31.20

Turnover tax	16,028,939	11,454,937
Reorganization expenses (Exhibit J)	2,264,607	4,315,002
Initial recognition of loans	1,968,270	1,635,667
Contribution to the Deposit Guarantee Fund	1,122,398	1,048,836
Other allowances (Exhibit J)	902,182	2,316,602
Interest on liabilities from leases (Note 25)	461,900	561,857
Claims	313,234	129,497
Loss from the sale or depreciation of investment properties and other non-financial assets (Note 18)	38,924	-
Other operating expenses	2,345,904	2,283,369

TOTAL	25,446,358	23,745,767

39.	Related parties

See Note 46 to the consolidated financial statements.

40.	Restrictions on the payment of dividends

See Note 48 to the consolidated financial statements.

41.	Restricted assets

As of December 31, 2021 and 2020, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	12.31.21	12.31.20

Argentine Treasury Bond adjusted by CER. Maturity 2023	23,603	42,569
Argentine Treasury Bond adjusted by CER. Maturity 2024	111,000	97,357
	134,603	139,926

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 20,280,352 27,036,885 as of December 31, 2021 and 2020, respectively (see Note 11).

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	12.31.21	12.31.20

Balances at the BCRA
BCRA – current account – not restricted	141,859,808	129,727,266
BCRA – special guarantee accounts – restricted (Note 11)	7,297,680	6,873,561

	149,157,488	136,600,827

Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	22,565,485	21,855,036

Liquidity Bills – BCRA	107,693,328	135,674,610

TOTAL	279,416,301	294,130,473

42.2 Minimum capital requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirements	12.31.21	12.31.20

Credit risk	41,910,608	44,561,930
Operational risk	15,140,288	13,623,927
Market risk	227,001	372,032

Paid-in	142,146,791	138,508,035
Surplus	84,868,894	79,950,146

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	12.31.21	12.31.20

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos
Discount Treasury Bill, maturity 12-31-2021 ARS	5938	793,485	1	793,485	-	793,485	-	793,485
Discount Treasury Bill, maturity 01-31-2022 ARS	5917	602,660	1	602,660	-	602,660	-	602,660
Discount Treasury Bill, maturity 01-29-2021	5381	-	1	-	818,068	-	-	-
Treasury Bill, floating rate,maturity 01-29-2021	5387	-	2	-	563,428	-	-	-
Subtotal Government Securities - In pesos		1,396,145		1,396,145	1,381,496	1,396,145	-	1,396,145

Government Securities - In foreign currency
Argentine Bond in USD STEP UP. Maturity 07-09-2030	5921	-	2	-	107	-	-	-
Subtotal Government Securities - In foreign currency		-		-	107	-	-	-

Private Securities
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	780	2	780	7,832	780	-	780
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	-	2	-	32,741	-	-	-
Subtotal Private Securities		780		780	40,573	780	-	780

Private Securities - In foreign currency
Corporate Bond YPF Class 9 USD	54659	-	2	-	842	-	-	-
Subtotal Private Securities - In foreign currency		-		-	842	-	-	-

TOTAL DEBT SECURITES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,396,925		1,396,925	1,423,018	1,396,925	-	1,396,925

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	12.31.21	12.31.20

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	12,733,272	1	12,733,272	8,600,052	12,733,272	-	12,733,272
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5495	10,809,133	1	10,809,133	3,845,833	10,809,133	-	10,809,133
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492/81012	9,717,708	1	9,717,708	2,848,020	9,717,708	-	9,717,708
Treasury Bills adjusted by CER. Maturity 02-28-2022	5500	6,301,920	1	6,301,920	-	6,301,920	-	6,301,920
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491/81034	4,225,658	1	4,225,658	5,169,886	4,225,658	-	4,225,658
Treasury Bills adjusted by CER. Maturity 05-23-2022	5936	2,550,000	1	2,550,000	-	2,550,000	-	2,550,000
Treasury Bills adjusted by CER. Maturity 04-18-2022	5934	1,367,239	1	1,367,239	-	1,367,239	-	1,367,239
Treasury Bonds adjusted by 1.45% CER in pesos. Maturity 08-13-2023	5497	1,332,377	2	1,332,377	-	1,332,377	-	1,332,377
Treasury Bills adjusted by CER. Maturity 06-30-2022	5940	1,207,500	1	1,207,500	-	1,207,500	-	1,207,500
Treasury Bills adjusted by CER. Maturity 10-21-2022	5969	990,000	2	990,000	-	990,000	-	990,000
Treasury Bills adjusted by CER. Maturity 08-16-2022	5949	519,000	2	519,000	-	519,000	-	519,000
Treasury Bond in pesos, 22% fixed rate. Maturity May 2022	5496	-	2	-	21,855,036	-	-	-
Argentine Treasury Bond adjusted by 1% CER in pesos. Maturity 2021	5359	-	1	-	2,760,242	-	-	-
Treasury Bonds adjusted by 2% CER in pesos. Maturity 11-09-2026	5925	-	2	-	792,302	-	-	-
Argentine Treasury Bond adjusted by CER in pesos. Maturity 2021	5315	-	2	-	94,640	-	-	-
Subtotal Government Securities - In pesos		51,753,807		51,753,807	45,966,011	51,753,807	-	51,753,807

Government Securities - In foreign currency

Dollar-linked Treasury Bonds. Maturity 11-30-2022	5937	1,081,000	1	1,081,000	-	1,081,000	-	1,081,000
Dollar-linked Treasury Bonds. Maturity 04-28-2023	5928	537,363	1	537,363	-	537,363	-	537,363
Subtotal Government Securities - In foreign currency		1,618,363		1,618,363	-	1,618,363	-	1,618,363

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 10-28-2021	13778	24,340,800	2	24,340,800	-	24,340,800	-	24,340,800
BCRA Liquidity Bills in pesos. Maturity 10-14-2021	13776	19,613,817	2	19,613,817	-	19,613,817	-	19,613,817
BCRA Liquidity Bills in pesos. Maturity 10-26-2021	13774	11,853,132	2	11,853,132	-	11,853,132	-	11,853,132
BCRA Liquidity Bills in pesos. Maturity 10-12-2021	13775	11,533,109	2	11,533,109	-	11,533,109	-	11,533,109
BCRA Liquidity Bills in pesos. Maturity 10-07-2021	13779	10,688,425	2	10,688,425	-	10,688,425	-	10,688,425
BCRA Liquidity Bills in pesos. Maturity 10-19-2021	13772	9,948,821	2	9,948,821	-	9,948,821	-	9,948,821
BCRA Liquidity Bills in pesos. Maturity 10-21-2021	13773	9,928,423	2	9,928,423	-	9,928,423	-	9,928,423
BCRA Liquidity Bills in pesos. Maturity 10-05-2021	13777	9,786,801	2	9,786,801	-	9,786,801	-	9,786,801
BCRA Liquidity Bills in pesos. Maturity 01-19-2021	13672	-	2	-	41,423,827	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2021	13668	-	2	-	20,255,587	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2021	13670	-	2	-	17,871,129	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-21-2021	13673	-	2	-	14,757,372	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-26-2021	13674	-	2	-	14,681,883	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-07-2021	13669	-	2	-	8,975,509	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-14-2021	13671	-	2	-	8,918,225	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-28-2021	13675	-	2	-	8,791,078	-	-	-
Subtotal BCRA Bills		107,693,328		107,693,328	135,674,610	107,693,328	-	107,693,328

Private Securities - In Pesos
Corporate Bond Arcor adjusted by UVA Class 17. Maturity 10-20-2025	55692	298,763	3	298,763	-	298,763	-	298,763
Corporate Bond Ledesma Class 10. Maturity 05-27-2022	55500	259,554	3	259,554	-	259,554	-	259,554
Corporate Bond in pesos New San Class. Maturity 12-20-2022	55856	193,103	3	193,103	-	193,103	-	193,103
Corporate Bond Petroquimica Rivadavia, variable rate, Class G. Maturity 05-31-2022	55388	77,687	3	77,687	-	77,687	-	77,687
Corporate Bond Pan American Energy S.L. Argentine Branch	54816	-	2	-	393,958	-	-	-
Subtotal Private Securities - In Pesos		829,107		829,107	393,958	829,107	-	829,107

Private Securities - In foreign currency
Dollar-linked Corporate Bond Molinos Agro SA. Maturity 05-18-2023	55364	160,023	2	160,023	-	160,023	-	160,023
Corporate Bond EN ME PCR Class H	55849	158,274	2	158,274	-	158,274	-	158,274
Corporate Bond Oil y Gas.Maturity 08-27-2025	55584	108,950	3	108,950	-	108,950	-	108,950
Corporate Bond in USD Luz de Tres Picos. Matrutiy 10-28-2024	55710	103,163	3	103,163	-	103,163	-	103,163
Subtotal Private Securities - In foreign currency		530,410		530,410	-	530,410	-	530,410

TOTAL DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OCI		162,425,015		162,425,015	182,034,579	162,425,015	-	162,425,015

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	12.31.21	12.31.20

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST
Government Securities - In Pesos
Argentine Treasury Bond in pesos, 22% fixed rate. Maturity May 2022	5496	22,565,485	2	22,565,485	-	22,565,485	-	22,565,485

Subtotal Government Securities - In pesos		22,565,485		22,565,485	-	22,565,485	-	22,565,485

Private Securities - In pesos
Corporate Bond EXO. S.A.		-		-	125	-	-	-

Subtotal Private Securities - In Pesos		-		-	125	-	-	-

TOTAL DEBT SECURITIES MEASURED AT AMORTIZED COST		22,565,485		22,565,485	125	22,565,485	-	22,565,485

TOTAL OTHER DEBT SECURITIES		184,990,500		184,990,500	182,034,704	184,990,500	-	184,990,500

EQUITY INSTRUMENTS

Local:
Private Securities - In pesos
Prisma Medios de Pago S.A.		1,796,979	3	1,796,979	3,370,946	1,796,979	-	1,796,979
BYMA- Bolsas y Mercados Argentina share		260,000	1	260,000	232,450	260,000	-	260,000
Mercado de Valores de Bs. As. Share		124,312	1	124,312	205,694	124,312	-	124,312
Other		239	2	239	341	239	-	239
Foreign:
Private Securities - In foreign currency
Other		35,844	2	35,844	42,676	35,844	-	35,844
TOTAL EQUITY INSTRUMENTS		2,217,374		2,217,374	3,852,107	2,217,374	-	2,217,374

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	12.31.21	12.31.20

COMMERCIAL PORTFOLIO

Normal performance	110,175,679	143,535,517
Preferred collaterals and counter-guarantees "A"	5,348,977	1,575,269
Preferred collaterals and counter-guarantees "B"	619,257	537,594
No preferred collaterals and counter-guarantees	104,207,445	141,422,654

With special follow-up	-	356,361
Under observation	-	356,361
Preferred collaterals and counter-guarantees "B"	-	1,153
No preferred collaterals and counter-guarantees	-	355,208

Troubled	527,281	2,833,560
No preferred collaterals and counter-guarantees	527,281	2,833,560

With high risk of insolvency	149,778	118
No preferred collaterals and counter-guarantees	149,778	118

Uncollectible	1,733,908	495,838
Preferred collaterals and counter-guarantees "A"	-	14,982
Preferred collaterals and counter-guarantees "B"	160,188	242,411
No preferred collaterals and counter-guarantees	1,573,720	238,445

TOTAL	112,586,646	147,221,394

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	12.31.21	12.31.20

CONSUMER AND HOUSING PORTFOLIO

Normal performance	260,538,249	281,022,478
Preferred collaterals and counter-guarantees "A"	109,758	89,123
Preferred collaterals and counter-guarantees "B"	26,370,220	29,187,037
No preferred collaterals and counter-guarantees	234,058,271	251,746,318

Low risk	2,438,879	374,172
Preferred collaterals and counter-guarantees "A"	2	-
Preferred collaterals and counter-guarantees "B"	163,034	33,228
No preferred collaterals and counter-guarantees	2,275,843	340,944

Low risk - with special follow-up	168,656	100,252
No preferred collaterals and counter-guarantees	168,656	100,252

Medium risk	2,017,787	1,418,125
Preferred collaterals and counter-guarantees "B"	87,735	18,869
No preferred collaterals and counter-guarantees	1,930,052	1,399,256

High risk	2,401,894	973,981
Preferred collaterals and counter-guarantees "A"	40	-
Preferred collaterals and counter-guarantees "B"	86,054	49,607
No preferred collaterals and counter-guarantees	2,315,800	924,374

Uncollectible	333,773	388,765
Preferred collaterals and counter-guarantees "A"	2,569	20
Preferred collaterals and counter-guarantees "B"	51,399	75,250
No preferred collaterals and counter-guarantees	279,805	313,495

TOTAL	267,899,238	284,277,773

GRAND TOTAL	380,485,884	431,499,167

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	12.31.21		12.31.20
		% of		% of
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	32,863,486	8.64%	55,445,734	12.85%
50 following largest customers	40,329,928	10.60%	51,201,151	11.87%
100 following largest customers	22,197,260	5.83%	22,972,585	5.32%
All other customers	285,095,210	74.93%	301,879,697	69.96%

TOTAL	380,485,884	100.00%	431,499,167	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements) (1)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	740	-	-	-	-	-	740
Financial sector	-	3,112,424	3,654,925	1,710,846	3,246,047	1,604,374	2,514,832	15,843,448
Non-financial private sector
and residents abroad	6,067,176	179,689,475	44,018,455	40,116,315	39,870,418	32,834,808	59,525,291	402,121,938

TOTAL	6,067,176	182,802,639	47,673,380	41,827,161	43,116,465	34,439,182	62,040,123	417,966,126

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT E
BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

								Issuer Information
Item		Shares							Data of latest financial statements
Identification	Description		Face	Votes				Principal	Fiscal	Share capital	Equity	Income/(loss)
		Class	value	per	Number	Amount		Business	period/year			for the
			per unit	share		12.31.21	12.31.20		end date			period/year
	FINANCIAL INSTITUTIONS

	Subsidiaries
	Local:

30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1$	1	457,470,000	2,095,398	2,103,010	Financing	12.31.2021	897,000	4,108,620	(14,926)
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1000$	1	26,089	1,176,374	1,171,680	Financing	12.31.2021	52,178	2,352,748	9,386
		Subtotal Subsidiaries				3,271,772	3,274,690
	Associates and Joint Ventures
	Local:

33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	790,334	1,142,581	Financing	12.31.2021	60,000	1,975,838	(876,765)
		Subtotal Associated and Joint Ventures				790,334	1,142,581

		Total in Financial Institutions				4,062,106	4,417,271

	IN SUPPLEMENTARY SERVICE COMPANIES

	Subsidiaries
	Local:

30663323926	Consolidar Administradora deFondos de Jubilacionesy Pensiones S.A. (under liquidation proceedings)	Common	1$	1	83,926,233	19,720	41,105	Brokerage Retirement and Pension Funds	12.31.2021	115,739	36,591	(25,965)

30548590163	BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	242,524	1,766,531	2,173,845	Mutual Fund Manager	12.31.2021	243	1,766,532	1,208,121
		Subtotal Subsidiaries				1,786,251	2,214,950
	Associates and Joint Ventures
	Local:

30690783521	Interbanking S.A	Common	1$	1	149,556	319,835	249,687	Electronic and IT services for financial markets	12.31.2020	1,346	2,878,531	3,156,416
		Subtotal Associated and Joint Ventures				319,835	249,687

		Total in Supplementary Services Companies				2,106,086	2,464,637

	IN OTHER COMPANIES

	Associates and Joint Ventures
	Local:

30500064230	BBVA Seguros Argentina S.A.	Common	1$	1	1,301,847	680,318	672,257	Insurance	12.31.2021	10,652	5,621,673	364,818
30716829436	Play Digital S.A.	Common	1$	1	233,211,885	114,050	112,296	Electronic Payment Services	12.31.2021	2,152,921	1,052,902	(1,741,020)
30717168190	Openpay Argentina S.A.	Common	1$	1	144,883,320	146,685	-	Electronic Payment Services	12.31.2021	1,158,140	1,172,544	(40,711)
		Subtotal Associated and Joint Ventures				941,053	784,553

		Total in Other Companies				941,053	784,553

		TOTAL INVESTMENTS IN
		OTHER COMPANIES				7,109,245	7,666,461

									EXHIBIT F

PROPERTY AND EQUIPMENT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

					Impairment	Depreciation
	Original	Total
ITEM	value	estimated								Residual value
	at the beginning	useful life	Additions	Derecognitions	Loss	Accumulated	Derecognitions	For the year	At year-end	as of 12.31.21
	of the year	in years				as of 12.31.20

Property and equipment

Real estate	38,595,811	50	2,882,490	17,003	37,694	3,358,582	17,003	909,619	4,251,198	37,172,406

Furniture and facilities	12,106,676	10	860,905	343,501	-	4,703,517	343,501	1,283,664	5,643,680	6,980,400

Machinery and equipment	6,638,538	5	844,139	2,345,191	-	3,411,143	2,345,190	1,983,669	3,049,622	2,087,864

Vehicles	220,929	5	44,900	11,936	-	147,320	11,935	35,887	171,272	82,621

Right of use of leased property	6,111,065		819,088	368,224	-	2,117,581	5,722	1,017,467	3,129,326	3,432,603

Works in progress	976,450		761,172	615,788	-	-	-	-	-	1,121,834

Total Property and Equipment	64,649,469		6,212,694	3,701,643	37,694	13,738,143	2,723,351	5,230,306	16,245,098	50,877,728

INVESTMENT PROPERTY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

ITEM			Depreciation
	Original	Total
	value	estimated				Residual value
	at the beginning	useful life	Accumulated	For the year	At year-end	as of 12.31.21
	of the year	in years	as of 12.31.20

Leased property	2,820,425	50	170,833	48,147	218,980	2,601,445

Other investment property	229,172	10	25,563	5,097	30,660	198,512

Total Investment Property	3,049,597		196,396	53,244	249,640	2,799,957

EXHIBIT G

INTANGIBLE ASSETS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

ITEM					Amortization
	Original	Total
	value at the	estimated							Residual value
	beginning	useful life	Additions	Derecognitions	Accumulated	Derecognitions	For the year	At year-end	as of 12.31.21
	of the year	in years			as of 12.31.20

Licenses - Software	3,188,262	5	1,775,933	786,482	844,203	520,845	207,329	530,687	3,647,026

Total Intangible Assets	3,188,262		1,775,933	786,482	844,203	520,845	207,329	530,687	3,647,026

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	12.31.21		12.31.20
		% of		% of
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	75,905,836	10.73%	68,519,393	9.53%

50 following largest customers	77,827,560	11.01%	60,685,373	8.44%

100 following largest customers	34,340,846	4.86%	38,422,045	5.34%

All other customers	519,109,070	73.40%	551,625,501	76.69%

TOTAL	707,183,312	100.00%	719,252,312	100.00%

							EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	631,906,189	34,829,603	54,218,839	453,590	24,762	451	721,433,434
Non-financial government sector	13,297,600	55,435	-	-	-	-	13,353,035
Financial sector	378,393	-	-	-	-	-	378,393
Non-financial private sector and residents abroad	618,230,196	34,774,168	54,218,839	453,590	24,762	451	707,702,006
Derivative instruments	314,215	-	-	-	-	-	314,215
Other financial liabilities	60,535,293	239,261	323,125	582,332	857,520	3,454,147	65,991,678
Financing received from the BCRA and other financial institutions	1,631,808	-	-	-	-	-	1,631,808

TOTAL	694,387,505	35,068,864	54,541,964	1,035,922	882,282	3,454,598	789,371,135

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

								EXHIBIT J

PROVISIONS
AS OF DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

				Decreases
Accounts	Balances						Monetary gain/loss derived from provisions	Balances
	at the beginning	Increases		Reversals		Uses		as of 12.31.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	2,059,740	709,704	(1)(5)	1,203,673	(1)	-	(712,118)	853,653

- For administrative, disciplinary and criminal penalties	7,547	-		-		-	(2,547)	5,000

- Provisions for reorganization	3,062,850	2,264,607	(4)	295,948		2,899,922	(788,154)	1,343,433

- Provisions for termination plans	214,256	129,666	(2)	-		-	(80,708)	263,214

- Other	11,887,320	1,410,663	(3)	6,716,929	(6)	614,010	(2,906,948)	3,060,096

TOTAL PROVISIONS	17,231,713	4,514,640		8,216,550		3,513,932	(4,490,475)	5,525,396

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingencies referred to private health care plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	See Note 27 to the Consolidated Financial Statements.
(5)	It includes an increase of 14,512 related to exchange differences in foreign currency provisions for contingent commitments.
(6)	It includes 6,716,929 for tax provision reversals (see note 15.c) to the consolidated financial statements) recorded under Income Tax.

EXHIBIT K

CAPITAL STRUCTURE
AS OF DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

SHARES					SHARE CAPITAL
Issued
Class	Number	Face	Votes	Outstanding	Treasury	Paid-in
		Value	per
		per share	share

COMMON	612,710,079	1	1	612,710	-	612,710	(1)

(1) Registered with the Public Registry of Commerce.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

ACCOUNTS	TOTAL	AS OF 12.31.21(per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.21	Dollar	Euro	Real	Other	12.31.20

Cash and deposits in banks	149,810,095	144,641,598	4,991,239	37,497	139,761	173,496,132
Debt securities at fair value through profit or loss	-	-	-	-	-	949
Other financial assets	2,883,403	2,876,006	7,397	-	-	3,334,801
Loans and other financing	19,033,920	19,001,344	32,576	-	-	42,155,402
Non-financial government sector	13	13	-	-	-	26
Other financial institutions	168,341	168,341	-	-	-	623,980
Non-financial private sector and residents abroad	18,865,566	18,832,990	32,576	-	-	41,531,396
Other debt securities	2,148,773	2,148,773	-	-	-	-
Financial assets pledged as collateral	5,624,419	5,624,419	-	-	-	7,119,348
Investments in equity instruments	35,844	35,844	-	-	-	42,676

TOTAL ASSETS	179,536,454	174,327,984	5,031,212	37,497	139,761	226,149,308

LIABILITIES

Deposits	166,277,392	163,128,311	3,149,081	-	-	207,456,770
Non-financial government sector	3,212,294	3,194,578	17,716	-	-	3,489,131
Financial sector	34,913	34,013	900	-	-	76,828
Non-financial private sector and residents abroad	163,030,185	159,899,720	3,130,465	-	-	203,890,811
Other financial liabilities	10,274,557	9,825,251	432,107	-	17,199	15,662,319
Financing received from the BCRA and other financial institutions	508,751	508,751	-	-	-	3,412,396
Other non-financial liabilities	4,125,065	3,102,641	1,022,424	-	-	1,498,065

TOTAL LIABILITIES	181,185,765	176,564,954	4,603,612	-	17,199	228,029,550

										EXHIBIT N

FINANCIAL ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	Situation
		With	Troubled/		With high risk			Uncollectible
Item	Normal	special	Mid		of insolvency/		Uncollectible	for technical	TOTAL
		follow-up/	risk		High risk			reasons
		Low risk
			Not due	Due	Not due	Due			12.31.21	12.31.20

1. Loans and other financing	9,234,743	-	-	-	-	-	-	-	9,234,743	8,166,546

- Overdrafts	2,541	-	-	-	-	-	-	-	2,541	21,224
No preferred guarantees or counter guarantees	2,541	-	-	-	-	-	-	-	2,541	21,224

- Mortgage and pledge loans	111	-	-	-	-	-	-	-	111	205
With preferred guarantees and counter guarantees "B"	111	-	-	-	-	-	-	-	111	205

- Consumer loans	3,110	-	-	-	-	-	-	-	3,110	2,992
No preferred guarantees or counter guarantees	3,110	-	-	-	-	-	-	-	3,110	2,992

- Credit cards	42,227	-	-	-	-	-	-	-	42,227	43,047
No preferred guarantees or counter guarantees	42,227	-	-	-	-	-	-	-	42,227	43,047

- Other	9,186,754	-	-	-	-	-	-	-	9,186,754	8,099,078
No preferred guarantees or counter guarantees	9,186,754	-	-	-	-	-	-	-	9,186,754	8,099,078

2. Debt securities	780	-	-	-	-	-	-	-	780	7,832

3. Contingent commitments	1,360,999	-	-	-	-	-	-	-	1,360,999	5,574,438

TOTAL	10,596,522	-	-	-	-	-	-	-	10,596,522	13,748,816
ALLOWANCES	92,355	-	-	-	-	-	-	-	92,355	81,744

EXHIBIT O

DERIVATIVES
AS OF DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Type of Contract	Purpose	Underlying	Type of	Scope of	Weighted average	Residual	Weighted average	Amount
	of the	asset	settlement	negotiation or	term	weighted average	term of Differences
	transactions			counterparty	originally agreed	term	Settlement

SWAPS	Financial transactions own account	-	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	11	2	19	180,000

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	7	153,630,127

FUTURES	Financial transactions own account	Foreign Currency	Daily differences	ROFEX	4	2	1	132,722,678

FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	3	2	94	125,689,965

						EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	74,253,791	-	-	-	-	-
Financial institutions and correspondents	143,785,675	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	1,396,925	1,396,145	780	-
Derivative instruments	-	-	2,816,482	-	2,816,482	-
Repo transactions
Argentine Central Bank (BCRA)	137,548,495	-	-	-	-	-
Other financial assets	12,730,850	-	-	-	-	-
Loans and other financing
Non-financial government sector	740	-	-	-	-	-
Other financial institutions	12,365,032	-	-	-	-	-
Non-financial private sector and residents abroad	361,520,681	-	-	-	-	-
Overdrafts	22,528,190	-	-	-	-	-
Instruments	51,374,570	-	-	-	-	-
Mortgage loans	22,908,902	-	-	-	-	-
Pledge loans	4,866,149	-	-	-	-	-
Consumer loans	40,889,671	-	-	-	-	-
Credit cards	157,138,508	-	-	-	-	-
Finance leases	2,594,134	-	-	-	-	-
Other	59,220,557	-	-	-	-	-
Other debt securities	22,565,485	162,425,015	-	50,530,793	110,853,002	1,041,220
Financial assets pledged as collateral	15,665,889	4,614,463	-	4,614,463	-	-
Investments in equity instruments	-	36,083	2,181,291	384,312	36,083	1,796,979
TOTAL FINANCIAL ASSETS	780,436,638	167,075,561	6,394,698	56,925,713	113,706,347	2,838,199

						EXHIBIT P
						(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	13,274,474	-	-	-	-	-
Financial sector	378,393	-	-	-	-	-
Non-financial private sector and residents abroad
Checking accounts	170,427,578	-	-	-	-	-
Savings accounts	285,237,868	-	-	-	-	-
Time deposits and investments	231,369,645	-	-	-	-	-
Other	6,495,354	-	-	-	-	-
Derivative instruments	-	-	314,215	-	314,215	-
Repo transactions
Other financial liabilities	60,646,413	-	-	-	-	-
Financing received from the BCRA and other financial institutions	1,631,038	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	769,460,763	-	314,215	-	314,215	-

EXHIBIT Q

BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Items	Net Financial Income/(Expense)
Statutory measurement
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	2,715,748
Income from private securities	9,460
Income from financial derivative instruments
Forward transactions	3,239,312
Interest rate swaps	48,509
Options	(1,182,000)
Income from other financial assets	4,475
TOTAL	4,835,504

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
Interest income
Cash and deposits in banks	891,114
Government securities	4,790,839
Loans and other financing	114,212,670
To the financial sector	3,680,173
To the non-financial private sector
Overdrafts	8,469,022
Instruments	14,704,772
Mortgage loans	1,721,489
Pledge loans	1,592,526
Consumer loans	14,541,326
Credit cards	25,555,702
Finance leases	810,364
Other	43,137,296
Repo transactions	37,601,941
Argentine Central Bank (BCRA)	37,482,548
Other financial institutions	119,393
TOTAL	157,496,564

Interest expense
Deposits	(86,727,358)
Checking accounts	(13,802,584)
Savings accounts	(521,980)
Term deposits and investments	(72,398,523)
Other	(4,271)
Financing received from the BCRA and other financial institutions	(158,448)
Repo transactions	(2,831)
Argentine Central Bank (BCRA)	-
Other financial institutions	(2,831)
Other financial liabilities	(416,787)
TOTAL	(87,305,424)

		EXHIBIT Q
		(continued)

BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year	OCI
Private debt securities	156,705	29,264
Government debt securities	48,657,758	737,383
TOTAL	48,814,463	766,647

Commission income	Income for the year
Linked to obligations	16,851,744
Linked to loans	555,018
Linked to loan commitments and financial guarantees	9,400
Linked to securities	579,338
Linked to cards	20,482,265
Linked to insurance	1,971,832
Linked to foreign trade and exchange transactions	2,057,819
TOTAL	42,507,416

Commission expenses	Income for the year
Linked to transactions with securities	(11,969)
Linked to foreign trade and exchange transactions	(509,937)
Other	(20,382,955)
TOTAL	(20,904,861)

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF DECEMBER 31, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetarty gain/	Balances
	as of 12.31.20	following	FI with significant	FI with credit	(loss)	as of 12.31.21
		12 months	increase in	impairment	derived from
			credit risk		allowances

Other financial assets	388,293	(24,521)	-	28,204	(133,793)	258,183

Loans and other financing	19,329,637	(2,259,959)	(986,918)	4,784,037	(7,413,937)	13,452,860
Other financial institutions	916,434	(198,986)	(186,609)	(8,022)	(193,424)	329,393
Non-financial private sector and residents abroad	18,413,203	(2,060,973)	(800,309)	4,792,059	(7,220,513)	13,123,467
Overdrafts	2,894,049	(113,922)	(901,395)	(1,083,982)	(473,040)	321,710
Instruments	1,444,673	(559,350)	212,068	(15,462)	(480,939)	600,990
Mortgage loans	259,687	2,371	351,598	268,501	(147,026)	735,131
Pledge loans	96,796	5,314	17,951	19,254	(40,254)	99,061
Consumer loans	1,917,177	(234,219)	166,529	1,634,948	(916,642)	2,567,793
Credit card loans	8,055,758	(864,961)	(543,914)	1,619,018	(3,401,533)	4,864,368
Finance leases	78,718	1,382	12,281	41,503	(39,915)	93,969
Other	3,666,345	(297,588)	(115,427)	2,308,279	(1,721,164)	3,840,445

Other debt securities	261	18,044	-	-	(3,195)	15,110

Contingent commitments	2,059,740	(463,003)	(51,293)	20,327	(712,118)	853,653

TOTAL ALLOWANCES	21,777,931	(2,729,439)	(1,038,211)	4,832,568	(8,263,043)	14,579,806

PROJECT FOR THE DISTRIBUTION OF EARNINGS
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

UNAPPROPRIATED RETAINED EARNINGS (1)	43,625,233

To Legal Reserve	(3,934,134)

SUBTOTAL 1	39,691,099

Other Comprehensive Income	(268,763)
Difference between measurement at amortized cost and at fair market value of government debt securities measured at amortized cost	(480,582)
Item 2, Communication "A" 6946, related to the MiPyME financing program	(635)

SUBTOTAL 2	38,941,119

DISTRIBUTABLE BALANCE (2) (3)	38,941,119

To cash dividends	-

To unappropriated retained earnings	-

(1) It includes Optional Reserve for future distributions of earnings in the amount of 23,954,560

(2) Pursuant to Section 3 - Verification of Liquidity and Solvency and Section 4 - Additional Margins of Capital of revised Text on Distribution of Earnings.

(3) The Board of Directors has decided to postpone the proposal for allocating income for fiscal year 2021 until the next Annual and Extraordinary Shareholders' Meeting.
The distribution of earnings is contingent upon the approval of the Annual and Extraordinary Shareholders' Meeting.
Prior approval of the BCRA is required (Note 48 to the Consolidated Financial Statements).
This project for the distribution of earnings may vary in accordance with the aforementioned authorizations.

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON SEPARATE FINANCIAL STATEMENTS

To the President and Directors of
BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number [C.U.I.T.] 30-50000319-3

Report on the financial statements

We have audited the accompanying separate financial statements of BBVA Argentina S.A. (the “Entity”), which include the separate statement of financial position as of December 31, 2021, the separate statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and explanatory notes and exhibits.

The balances and other information for fiscal year 2020 are an integral part of the referred separate financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors' and Management's responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation of the accompanying separate financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (“BCRA”), which, as indicated in note 2 to the accompanying separate financial statements, is based on the International Financial Reporting Standards ("IFRS"), as approved by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in the referred note 2. The Board of Directors and Management are also responsible for the design, implementation and maintenance of internal controls deemed necessary to enable the preparation of separate financial statements free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audit. We conducted our audit in accordance with the auditing standards set forth by Technical Resolution No. 37 of the FACPCE and the auditing standards set forth by the BCRA applicable to the audit of financial statements (“Minimum Standards applicable to External Audits”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit entails performing procedures on a selective basis to obtain audit evidence about the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the financial position of BBVA Argentina S.A. as of December 31 2021, as well as the results of its operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with the BCRA financial reporting framework described in note 2 to such separate financial statements.

Emphasis of matter

Without further modifying our opinion, we draw users’ attention to the following information disclosed in the accompanying separate financial statements:

-	as explained in note 2 to the accompanying separate financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework. Such financial reporting framework differs from IFRS as regards the aspects described in notes 2.a), 2.b) and 2.c).

Information required by other legal and regulatory standards

In compliance with applicable provisions, we hereby report that:

a)	the accompanying separate financial statements are pending transcription into Financial Statements for Reporting Purposes book, and arise from the financial records which are also pending transcription into Journal, as described in Note 2 to the accompanying separate financial statements;
b)	as of December 31, 2021, as described in note 2 to the accompanying separate financial statements, the Entity’s shareholders’ equity and cash contra-account in eligible assets exceed the minimum amounts required by the Argentine Securities Commission for those items;
c)	as of December 31, 2021 the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the accounting records was $ 640,180,867, no amounts being due as of that date; and
d)	in accordance with the requirements of Article 21, paragraph e, Section VI, Chapter III, Title II of the CNV rules (NT 2013), we hereby report that:
–	the ratio of total professional audit services rendered by our firm, involving the preparation of reports on financial statements and other special reports or attest reports on accounting or financial information, and invoiced to the Entity, to the total comprehensive amount invoiced to the Entity, including such audit services, for fiscal year ended December 31, 2021, is 98%;
–	the ratio of total professional audit services invoiced to the Entity to total professional audit services invoiced to the Entity and its subsidiaries and affiliates is 72%, and
–	the ratio of total professional audit services invoiced to the Entity to the total comprehensive amount invoiced to the Entity and its subsidiaries and affiliates, including audit services, is 71%.
City of Buenos Aires, March 3, 2022 KPMG CPCECABA BOOK 2 PAGE 6 Mauricio G. Eidelstein - Partner Public Accountant (UBA) CPCECABA BOOK CXX PAGE 228

SUPERVISORY COMMITTEE'S REPORT

To the Shareholders of

BANCO BBVA ARGENTINA S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

In our capacity as members of the Supervisory Committee of BANCO BBVA ARGENTINA S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the Annual and Extraordinary Shareholders’ Meeting held on April 20, 2021, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the annual integrated report and the consolidated statement of financial position as of December 31, 2021, the related consolidated statements of income, other comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and certain exhibits and notes thereto, as well as the separate financial statements, which include the separate statement of financial position as of December 31, 2021, the statements of income, other comprehensive income, changes in shareholders' equity and cash flows, and certain exhibits and notes thereto.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

I.	DOCUMENTS SUBJECT TO EXAMINATION

i.	Integrated annual report for the fiscal year ended December 31, 2021.
ii.	Financial statements for the fiscal year ended on December 31, 2021, presented on a comparative basis.
iii.	Consolidated Statement of Financial Position.
iv.	Consolidated Statement of Income.
v.	Consolidated Statement of Other Comprehensive Income
vi.	Consolidated Statement of Changes in Shareholders' Equity.
vii.	Consolidated Statement of Cash Flows.
viii.	Notes.
ix.	Exhibits.
x.	Separate Statement of Financial Position.
xi.	Separate Statement of Income.
xii.	Separate Statement of Other Comprehensive Income.
xiii.	Separate Statement of Changes in Shareholders' Equity.
xiv.	Separate Statement of Cash Flows.
xv.	Notes.
xvi.	Exhibits.

II.	SCOPE OF OUR EXAMINATION

We performed our examination in accordance with the terms of Argentine Companies Law No. 19550, as amended, and to the extent deemed relevant, in accordance with the provisions of Technical Pronouncement No. 37 issued by the Argentine Federation of Professional Councils in Economic Sciences. Such standards require that we examine the financial statements referred to in paragraph I in accordance with applicable generally accepted accounting principles in Argentina, and that we verify the consistency of the documents subject to review with the information on corporate decisions disclosed in minutes, and the compliance of such decisions with the Law and the corporate by-laws in all formal and documentary aspects.

In conducting our examination of the documents detailed in paragraph I, we have examined the work performed by the external auditors KPMG, who issued their auditor report on March 3, 2022 including an unqualified opinion and an emphasis of matter paragraph concerning certain issues disclosed in the financial statements, which are described in paragraph III of this report.

Our work consisted in planning our examination, defining the nature, scope and timing of the procedures applied, and reviewing the conclusions of the audit performed by such auditors.

An audit entails performing procedures on a selective basis to obtain audit evidence about the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

III.	EMPHASIS OF MATTER

As explained in note 2 to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework. Such financial reporting framework differs from IFRS as regards the aspects described in notes 2.a), 2.b) and 2.c) to the referred accompanying consolidated financial statements and separate financial statements.

IV.	OPINION

We have examined the Entity's financial statements as of December 31, 2021 and, in our opinion, the accompanying financial statements present fairly, in all material aspects, the financial position of BBVA Argentina S.A. as of December 31, 2021, as well as their profits and losses, changes in shareholders' equity, and cash flows for the fiscal year then ended in accordance with the financial reporting framework established by the BCRA which is described in note 2 to such financial statements. As far as it relates to our area of responsibility, we have no observations about the Board of Directors' Integrated Annual Report referred to in paragraph I, i), with the forward-looking statements contained therein being the exclusive responsibility of the Entity's Board.

INFORMATION REQUIRED BY APPLICABLE PROVISIONS.

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity's financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards. Furthermore, the financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the financial records which are also pending transcription into the Journal, taking into account the circumstances described in Note 58 to the accompanying consolidated financial statements and in Note 2 to the separate financial statements.

We further represent that, during the reporting year, we have carried out all duties, to the extent applicable, set forth in Section 294 of Law No. 19550, including attending Board of Directors' meetings.

We have also reviewed the compliance with performance bonds required of directors and they with the provisions of General Resolution No. 7/2015 of the Argentine Superintendence of Corporations (IGJ).

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, March 3, 2022

ALEJANDRO MOSQUERA
LAWYER C.P.A.C.F. Volume 30 – Page 536 C.P.S.I. Volume XXII – Page 433 On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED

DECEMBER 31, 2021

(Amounts stated in thousands of Argentine pesos in constant currency –Note 3 to the consolidated financial statements)

These consolidated financial statements for the fiscal year ended December 31, 2021 are prepared pursuant to the financial reporting framework established by the BCRA whereby the entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of December 31, 2021 and 2020 would have been reduced by 6,477,114 and 6,683,932, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

Pursuant to Communication “A” 7427 dated December 23, 2021, the BCRA extended the application of the section referred to in the foregoing paragraph until January 1, 2023 at the option of Group “C” institutions. The institutions consolidated with the Bank did not exercise such option.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of December 31, 2021 and December 31, 2020 (see Note 16 to the consolidated financial statements).

Additionally, the Bank recognized an adjustment to prior years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 2,161,004 (decrease) and “Unappropriated retained earnings” by 1,512,693 (net decrease in deferred income tax) in the comparative consolidated statement of financial position and in the comparative consolidated statement of changes in shareholders’ equity as of December 31, 2020.

Information not Covered by the Audit Report on the Consolidated Financial Statements.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. Had the IFRS treatment been applied, liabilities would have decreased by 8,221,908 as of December 31, 2020 as a result of the reassessment of income tax for fiscal years 2016, 2017 and 2018. As of December 31, 2021 such provision was reversed pursuant to Note 15 to the consolidated financial statements.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of December 31, 2021 and 2020.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of December 31, 2021, the Entity's total assets, liabilities and shareholders' equity amounted to 1,030,194,254; 867,581,541; and 162,612,713; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.8 million active customers as of December 31, 2021. That network includes 243 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 884 ATMs, 854 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 5,863 employees, including 98 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 379,039,941 as of December 31, 2021, reflecting a 10.10% decrease as compared to the previous year.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, personal loans decreased the least, by 3.52% compared with December 31, 2021.

BBVA Argentina S.A.'s consolidated market share in private-sector financing was 8.05% at year-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

Information not Covered by the Audit Report on the Consolidated Financial Statements.

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregularly performing ratio (Financings irregularly performing/total financing) was 1.87%, with a coverage level (total allowances/irregularly performing) of 181.89% as of December 31, 2021.

The exposure for securities as of December 31, 2021 totaled $ 323,935,920, including repos.

In terms of liabilities, customers’ resources totaled $ 708,336,185, with a 5.49% increase over the last twelve months.

BBVA Argentina S.A. consolidated market share in private deposits reached 6.95% at year-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Breakdown of changes in the main income/loss items

BBVA Argentina S.A. recorded an accumulated profit of 21,162,443 as of December 31, 2021, representing a return on average shareholders' equity of 13.26%, a return on average assets of 2.05%, and a return on average liabilities of 2.42%.

Accumulated net interest income totaled 123,842,880, up by 5.38% compared to December 2020. Such increase was driven by increased interest income from repo transactions with the BCRA, premiums from repo transactions with the financial sector and income from corporate bonds.

Accumulated net commission income totaled 23,667,493 accounting for a 28.10% increase compared to December 2020. This increase was due to lower commission related to credit and debit cards and an increase in the line of commissions collected on guarantees granted.

Accumulated administrative expenses and personnel benefits totaled 63,744,222, up by 7.90% vis-a-vis December 2020. This increase was due to a higher expense in Other long-term benefits and in insurance and leases.

Information not Covered by the Audit Report on the Consolidated Financial Statements.

Outlook

There was a rebound in economic activity as the conditions posed by the pandemic improved during the second half of 2021. These developments had a positive impact on the financial system as a whole, which remains quite strong to face the challenges that still persist in the near term.

In 2021, the BCRA gradually eased the prudential measures it had adopted when the pandemic broke out, based on the development of the health emergency and the recovery potential of several sectors. Inflation remains extremely high and is expected to increase further in 2022, as the negotiations with the IMF to reach a new financing agreement with Argentina have not been concluded yet. The banking system remains affected by persistently high inflation. As of December 2021, private lending grew 42% relative to December 2020, while private deposits increased by 51%. On the other hand, in November 2021 the total arrears rate had increased to 4.5% vis-a-vis 4.2% in December 2020.

BBVA Argentina continues to actively monitor its businesses, financial position, and results of operations, and believes it is competitively positioned to face the challenges posed by the prevailing context. The Bank’s funding costs are low due to an adequate deposit mix, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

Corporate responsibility is embedded in the Bank’s business model, driving financial inclusion and education, and supporting scientific research and culture. BBVA Argentina operates with uttermost integrity, long-term vision and best practices, and has a presence among the main sustainability indexes through BBVA Group.

The Bank’s digital transformation process has started to reach a plateau. Our customers' response was satisfactory, and we are convinced that we are on the right track to maintain and enhance our competitive position in the financial system.

As of December 2021, the share of digital customers rose to 74%, up from 72% at the previous year-end, while the share of mobile customers increased from 60% in 2020 to 64% in 2021. This trend is stabilizing in light of the fact that customers’ adoption of digital media had surged due to the pandemic.

The Bank’s goal for 2022 will be to maintain its current strength built all over the years, as long as the prevailing uncertainty scenario persists.

Information not Covered by the Audit Report on the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL POSITION ITEMS
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(stated in thousands of pesos constant currency - Note 3 to the consolidated financial statements)

	12.31.21	12.31.20	12.31.19

Total Assets	1,030,194,254	1,038,430,226	928,010,731

Total Liabilities	867,581,541	881,821,257	772,131,397

Shareholders' Equity	159,406,245	153,381,578	152,637,770

Minority Interest	3,206,468	3,227,391	3,241,564

Total Liabilities + Shareholders' Equity + Minority Interest	1,030,194,254	1,038,430,226	928,010,731

CONSOLIDATED STATEMENT OF INCOME ITEMS
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(stated in thousands of pesos constant currency - Note 3 to the consolidated financial statements)

	12.31.21	12.31.20	12.31.19

Net interest income	123,842,880	117,518,183	136,869,529

Net commission income	23,667,493	18,475,172	16,806,245

Net income from measurement of financial instruments at fair value through profit or loss	4,364,562	11,948,549	18,978,985
Net (loss) from derecognition of assets at amortized cost and at fair value through OCI	(122,297)	(3,486,536)	(124,302)
Foreign Exchange and gold gains /(losses)	5,539,573	9,400,228	22,188,230
Other operating income	8,091,572	9,475,495	26,584,935
Loan loss provision	(8,267,375)	(14,988,309)	(27,774,744)

Net operating income	157,116,408	148,342,782	193,528,878

Personnel benefits	(31,311,886)	(30,669,745)	(34,227,786)
Administrative expenses	(32,432,336)	(28,406,642)	(28,757,203)
Asset depreciation and impairment	(5,581,759)	(6,137,257)	(8,646,741)
Other operating expenses	(26,698,671)	(24,785,365)	(45,164,247)

Operating income	61,091,756	58,343,773	76,732,901

Income/(loss) from associates and joint ventures	(41,854)	411,891	(43,590)

Loss from net monetary position	(39,967,236)	(29,730,083)	(31,873,255)

Income before income tax from continuing activities	21,082,666	29,025,581	44,816,056

Income tax from continuing activities	79,777	(12,376,814)	(15,068,307)

Net income from continuing activities	21,162,443	16,648,767	29,747,749

Net income	21,162,443	16,648,767	29,747,749

CONSOLIDATED CASH FLOW ITEMS
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(stated in thousands of pesos constant currency - Note 3 to the consolidated financial statements)

	12.31.21	12.31.20	12.31.19

Net cash flows provided by/(used in) operating activities	116,712,111	(20,393,880)	91,525,459

Net cash flows used in investing activities	(7,497,573)	(3,588,413)	(235,212)

Net cash flows used in financing activities	(5,367,653)	(10,725,710)	(7,056,817)

Effect of exchange rate changes	(23,034,055)	15,799,672	31,513,190

Gain/loss on net monetary position of cash flows and cash equivalents	(92,063,088)	(72,599,124)	(107,930,649)

Total cash generated / (used) during the year	(11,250,258)	(91,507,455)	7,815,971

COMPARATIVE STATISTICAL DATA
WITH PREVIOUS FISCAL YEARS
(variation in balances over the same period of the previous fiscal year)

	12.31.21 / 12.31.20	12.31.20 / 12.31.19

Total loans	-10.10%	5.08%

Total deposits	5.49%	11.15%

Income/(loss)	27.11%	-44.03%

Shareholders' Equity	3.83%	0.47%

	COMPARATIVE RATIOS
	WITH PREVIOUS FISCAL YEARS

	12.31.21	12.31.20	12.31.19

Solvency (a)	18.74%	17.76%	20.19%

Liquidity (b)	76.36%	67.50%	69.89%

Tied-up capital (c)	35.69%	36.08%	37.82%

Indebtedness (d)	5.34	5.63	4.95

(a) Shareholders’ Equity/Liabilities

(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.

(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.

(d) Total liabilities/Shareholders’ Equity.